3

07022192

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ~~Con~~ Continental AG

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 01357

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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DAT : 4/4/07

"Exemption No. 82-1357"

ARLS
12-31-06



Annual Report 2006

Continental

Continental Corporation and Divisions

Sales in € millions	2006	2005
Automotive Systems	5,994.4	5,230.6
Passenger and Light Truck Tires	4,693.6	4,444.6
Commercial Vehicle Tires	1,468.3	1,379.2
ContiTech	2,868.7	2,894.2
Other/consolidation	-138.0	-111.4
Continental Corporation	**14,887.0**	**13,837.2**

Adjusted sales[1] in € millions	2006	2005
Automotive Systems	5,466.0	5,230.6
Passenger and Light Truck Tires	4,686.6	4,444.6
Commercial Vehicle Tires	1,468.8	1,325.9
ContiTech	2,809.7	2,631.4
Other/consolidation	-138.0	-111.4
Continental Corporation	**14,293.1**	**13,521.1**

[1] Before changes in the scope of consolidation

EBIT in € millions	2006	2005
Automotive Systems	532.2	570.1
Passenger and Light Truck Tires	650.9	669.0
Commercial Vehicle Tires	136.2	153.0
ContiTech	318.6	160.4
Other/consolidation	-36.0	-45.4
Continental Corporation	**1,601.9**	**1,507.1**

Adjusted EBIT[2] in € millions	2006	2005
Automotive Systems	639.2	598.5
Passenger and Light Truck Tires	654.8	659.4
Commercial Vehicle Tires	112.5	109.7
ContiTech	312.4	259.0
Other/consolidation	-36.0	-45.4
Continental Corporation	**1,682.9**	**1,581.2**

[2] Before changes in the scope of consolidation and special effects

ROS in %	2006	2005
Automotive Systems	8.9	10.9
Passenger and Light Truck Tires	13.9	15.1
Commercial Vehicle Tires	9.3	11.1
ContiTech	11.1	5.5
Other/consolidation	–	–
Continental Corporation	**10.8**	**10.9**

Adjusted ROS in %	2006	2005
Automotive Systems	11.7	11.4
Passenger and Light Truck Tires	14.0	14.8
Commercial Vehicle Tires	7.7	8.3
ContiTech	11.1	9.8
Other/consolidation	–	–
Continental Corporation	**11.8**	**11.7**

Operating assets in € millions	2006	2005
Automotive Systems	3,863.0	3,099.7
Passenger and Light Truck Tires	2,615.7	2,488.2
Commercial Vehicle Tires	844.1	833.7
ContiTech	1,231.9	1,318.2
Other/consolidation	22.9	27.1
Continental Corporation	**8,577.6**	**7,766.9**

ROCE in %	2006	2005
Automotive Systems	13.8	18.4
Passenger and Light Truck Tires	24.9	26.9
Commercial Vehicle Tires	16.1	18.4
ContiTech	25.9	12.2
Other/consolidation	–	–
Continental Corporation	**18.7**	**19.4**

Continental Corporation

in € millions	2006	2005
Sales	14,887.0	13,837.2
EBIT	1,601.9	1,507.1
Net income attributable to the shareholders of the parent	981.9	929.6
Free cash flow	-641.1	645.0
Capital expenditure[1]	805.0	871.8
Depreciation and amortization[2]	699.6	741.8
Total equity	4,709.9	3,795.0
Equity ratio in %	43.4	36.0
Number of employees at the end of the year[3]	85,224	79,849
Dividend in €	2,00[4]	1.00
Share price (high) in €	97.14	75.60
Share price (low) in €	71.57	47.70

[1] Capital expenditure on property, plant, equipment and software

[2] Excluding write-downs of investments

[3] Excluding trainees

[4] Subject to the approval of the Annual Shareholders' Meeting on April 24, 2007

Looking ahead

Infrared sensors are key components of driver assist systems. These systems detect and analyze the vehicle environment and thus allow the driver to move in the traf situation in a forward-looking manner. As the first manu-acturer worldwide, we have been supplying radar-based adaptive cruise control systems since 1999. Since 2000 he systems have been based on infrared sensors. Our entrepreneurial approach is forward looking as well. With our four divisions, we are well positioned for succes n the relevant markets on into the future.

With our new family of infrared sensors, functions ranging from distance control to activation of passive safety systems, such as airbags and seat

We make individual mobility safer and more comfortable

Thanks to our core competencies, products and services, we, together with our customers, improve the safety, comfort and fun of driving.

Performance is our passion

Delivering high performance products and services to our customers is what motivates us in all our business areas. Combining technological, ecological, economic and personal aspects of performance makes the difference at Continental as this is one of our strengths.

Creating value is our driving force

With our products and services we create value for our business partners and shareholders as well as for our employees and society in general. Increasing profitability and consistent cost management in all business areas are the basis for our success.

To Our Shareholders

Management Report for Continental AG and the Corporation

Corporate Profile

Consolidated Financial Statements

Further Information



Cost efficient

Less fuel consumption, more payload, enhanced driving safety – good reasons for selecting the new Continental HDL1 Superdrive truck tire. Its special cost efficiency results from the reduction in tire weight in combination with an extremely low rolling resistance, which also helps to decrease the CO_2 emissions. At Continental, cost efficiency also means providing the best price/performance ratio for the customer. Therefore, it is vital to have strict cost discipline embedded at all levels of the organization – right down to the smallest unit.

With its open shoulder tread design and circumferential lugged ribs, the HDL1 Superdrive features a wider tread surface that delivers harmonized handling characteristics and minimizes irregular wear.



Dear Shareholders,

2006 was another very good year for your Company, Continental: we increased our sales and earnings year-on-year for the fifth successive time.

We achieved the best results in the Company's history and we would like you, our shareholders, to share in this success. The Executive Board and the Supervisory Board will propose to you an increase in the dividend of 100% to €2.00 per share at the Annual Shareholders' Meeting on April 24, 2007.

A few key figures at a glance: Consolidated sales increased to €14.9 billion in 2006. Before changes in the scope of consolidation and exchange rate effects, this represents an increase of 5.8% with all four divisions contributing to the growth. EBIT increased by 6.3% to €1.6 billion, and Continental's share price was up by 17.5%.

Having sold 19.1 million winter tires, we improved sales volumes by 8.1% compared with the previous year. Sales volumes for truck tires rose 4.2% to 6.9 million. With 14.5 million electronic brake systems sold, we boosted sales by 8%. We sold 3.3 million air springs for trucks, an increase of 27%.

Economic conditions were difficult in 2006. In particular, we were confronted with substantial raw material price increases for natural rubber, crude oil and aluminum. These increases impacted our results by around €317 million. We were able to absorb these costs through efficiency gains, price increases, and an improved product mix.

Since we returned to the DAX in 2003, Continental's share price has risen by nearly 600%. Our dedicated employees have made a decisive contribution towards this increase, and their commitment is instrumental in the Company's long-term success. On behalf of myself and my colleagues on the Executive Board, I would like to warmly thank our staff for this outstanding achievement.

One of the key events in 2006 was our acquisition of the automotive electronics business from Motorola bringing 5,500 new staff to the Corporation and which is being successfully integrated into the Automotive Systems division. The main reasons for the acquisition were the extension of our product portfolio in the areas of body electronics, sensors and powertrain electronics as well as strengthening our position in North America. Moreover, we are now the global market leader in telematics – a position that offers us further substantial growth potential in the field of intelligent traffic flow management and ideally complements our existing active and passive vehicle safety systems. Among other things, telematics systems enable vehicles to automatically send an emergency call (eCall) to rescue services in the event of an accident, indicating the vehicle's position and the seriousness of the accident. About 16% of new vehicles in the U.S.A. were already equipped with these systems in 2006. We expect demand in Europe to increase sharply in the coming years, since the European Commission aims to reduce the number of fatal accidents by 50%. We will continue to enhance telematics systems so that vehicles can communicate with each other in future. For example, in the event of pending danger on the road, our aim is that a vehicle can report this information to others, enabling the early identification and communication of accident risks.

We see substantial growth potential for telematics not only in vehicle safety, but also in the area of entertainment. We entered into a global strategic alliance with Microsoft at the beginning of January 2007. The cooperation serves to develop products that will help automakers speed their time to market when introducing innovative electronic technologies for consumer devices in future vehicle platforms. For example, together we will integrate Microsoft's Auto software into our next generation telematics interface, which will be incorporated into the Ford SyncTM integrated communications system in Ford vehicles during the course of the year. The new interface will create a wireless connection between a vehicle's communications system and electronic devices such as cell phones or MP3 players as well as future products such as the iPhone. The system can also be voice-operated, allowing drivers to comfortably use their portable devices while in their vehicles.

Another acquisition was ContiTech's purchase of the Danish Roulunds Rubber Group with around 1,200 employees to strengthen our business in both automotive and non-automotive power transmission belts. The company's three locations in India, Korea, and China in particular support ContiTech's further globalization.

As part of our concentration on the ContiTech division's core business, we sold the Stankiewicz business unit as of April 1, 2006.

We opened two new production facilities in 2006: in February the plant in Zvolen, Slovakia, began production of brake calipers that are also delivered to automotive factories in Eastern Europe. The plant is being expanded into the Automotive Systems division's largest production and assembly site for brake calipers. April saw the opening of our Brazilian production facility in Camaçari, to manufacture passenger, light truck, and truck tires mainly for the NAFTA region.

We made further progress in restructuring our Passenger and Light Truck Tires business in the NAFTA region. In the replacement business, we achieved a clearly positive result for the second time in a row. However, the sharp rise in the cost of raw materials did not allow us to break even on the whole. Although we were able to pass on these increases to customers in the replacement business, we were not able to do so in the original equipment business. As part of our restructuring program in North America, on February 1, 2007, we closed our Mayfield, Kentucky, plant, which had manufactured semi-finished parts for tire production. We suspended tire production for an indefinite period at our plant in Charlotte, North Carolina, as of September 15, 2006. On the other hand, we are investing in new production equipment and processes at our more cost-effective Mount Vernon, Illinois, plant, after we were able to improve the cost structure decisively with the support of the employees.

In summer 2006, private equity investors approached Continental with the intention of assessing the potential submission of a public takeover bid for the Company. This review, which was only at an early stage, was however mutually terminated in September. We regard the interest shown in Continental as confirmation of our Company's attractiveness and its future prospects. For us, any public takeover bid would have to fulfill three requirements: the assurance that Continental will not be broken up, that our corporate strategy will be continued and that sufficient funds will be made available for future investment. If these requirements are not met, we feel that such an offer would not be in the interest of our Company. Ultimately, however, you as the Company's owners would decide on the future of Continental.

The 2006 FIFA World Cup GermanyTM was the major sporting event of the past year. We achieved our goal as Official Partner of the tournament: Continental's brand visibility has measurably increased worldwide – and particularly in our core markets. To strengthen our brand internationally, we are continuing to support the world's most popular sport and are maintaining our involvement with the UEFA EURO 2008TM European Football Championship in Austria and Switzerland.

Continental wants to continue to grow and be profitable:

Internal growth will be driven forward by our innovative products. For example through ESC (Electronic Stability Control): in the U.S.A., there are indications that all new vehicles will have to be available with ESC as an option from 2009, and as standard from 2011. ESC is performing more and more additional functions: it not only provides stability control, but also serves as the control center for safety and comfort functions. The market for hybrid drives is developing rapidly as well, although not in any clear direction. At first, mild hybrids were in demand, and then full hybrids came into play. However, we can competitively cover the entire range of hybrid systems with our modular system. Our experience in series-production positions us perfectly to share in the market growth for hybrid technology.

ContiTech recorded above-average growth in 2006 in a mature market. The integration of Phoenix was completed successfully. The division offers a large number of new products for the automotive industry and other industrial applications. Particularly its decentralized organization enables ContiTech to respond fast to customer wishes.

We will further develop the intelligent tire. Thanks to its run-flat capabilities, this tire already allows drivers to comfortably continue to the next service station even if tire pressure is falling. Our truck tires, for example, help increase the profitability of trucking companies while offering drivers more comfort and safety. A low rolling resistance also helps to reduce CO_2 emissions.

Naturally, we will continue to systematically monitor our costs. We will drive forward the expansion of our low-cost locations, focusing not only on production, but also on expanding our research and development capacity. As a supplier to the automotive industry, cost savings are being demanded from us every year. Maintaining our competitive position in the long term requires continuous efficiency gains.

We see China, India, Brazil, and Russia as the markets with the highest growth potential. We can exploit this potential through cooperations or acquisitions, as well as by starting up our own production facilities. In China we set up a sales and distribution system for tires in 2006.

We intend to establish or expand the presence of our tire divisions and Automotive Systems in India. We want to make the ContiTech division stronger in America and Asia. External growth is important, but we will only consider making acquisitions if the target companies in question fit our strategy. We will continue to conduct careful analyses in the future and will not allow ourselves to be led to overly expensive acquisitions, even if sufficient funds are available. Buying a company is one thing. Integrating the acquisition successfully and therefore creating added-value, however, is another. Our acquisitions and integrations in the past clearly demonstrate our ability to do just that.

On the whole, we are extremely positive about the future of your Company. We remain committed to our proven strategy and will not let up in our efforts. 2007 has begun successfully for Continental and we are convinced that it will end successfully.

I would like to warmly thank you, our shareholders, for your trust in our performance and in the achievements of our employees. Our goal is to continue to justify your confidence in us in the future. We hope that you will continue to give us your support.

Sincerely,

Manfred Wennemer
Chairman of the Executive Board



Members of the Executive Board
from left to right

Dr. Karl-Thomas Neumann
born in 1961 in Twistringen, Lower Saxony, Germany
Automotive Systems Division
appointed until September 2009

Thomas Sattelberger
born in 1949 in Munderkingen, Baden-Württemberg, Germany
Human Resources, Director of Labor Relations
appointed until June 2008

William L. Kozyra
born in 1957 in Detroit, Michigan, U.S.A.
Deputy Member of the Executive Board
responsible for the Automotive Systems Division's NAFTA business
appointed until February 2011

Manfred Wennemer
born in 1947 in Ottmarsbocholt, North Rhine-Westphalia, Germany
Chairman of the Executive Board
Passenger and Light Truck Tires Division
appointed until September 2011

Dr. Alan Hippe
born in 1967 in Darmstadt, Hesse, Germany
Finance, Controlling and Law
appointed until May 2012

Dr. Hans-Joachim Nikolin
born in 1956 in Eschweiler, North Rhine-Westphalia, Germany
Commercial Vehicle Tires Division
Corporate Quality and Environment
appointed until May 2009

Gerhard Lerch
born in 1943 in Enkengrün, Bavaria, Germany
ContiTech Division
appointed until September 2007

Dear Shareholders,



Dr. Hubertus von Grünberg
Chairman of the
Supervisory Board

The Supervisory Board of Continental AG continued to regularly monitor the work of the Executive Board and management of the Company in fiscal year 2006 and provided advice where appropriate. The Executive Board supplied the Supervisory Board with regular, up-to-date, and comprehensive reports on strategy, developments, and key business transactions at both the Company and the Corporation, as well as on related opportunities and risks. In addition to these reports, the Supervisory Board, the Chairman's Committee, and the Audit Committee informed themselves in detail about matters relating to the Company and discussed them at their meetings and separate sessions. The members of the Supervisory Board were also available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular meetings and one extraordinary meeting in the year under review. No member missed more than half of these meetings. The Chairman's Committee met six times and the Audit Committee four times in 2006. The Mediation Committee required under section 27 (3) of the *Mitbestimmungsgesetz* (German Co-determination Act) was not required to meet. No other committees exist.

As in the past, the Supervisory Board repeatedly addressed the Company's strategic development and orientation in detail in the period under review. This included discussing the strategic planning of the divisions. Among other things, the Supervisory Board discussed and approved the acquisition of the Roulunds Rubber Group by ContiTech and the automotive electronics business from Motorola. Another matter addressed by the Supervisory Board was the project of a group of private equity investors to assess the potential submission of a public takeover bid for Continental AG that was terminated at an early stage.

The Board continued to focus in particular on the Company's passenger and light truck tire activities in North America, which are now showing initial signs of a positive development following substantial restructuring measures.

Our meetings regularly address amendments to the German Corporate Governance Code and other aspects of corporate governance. You can find the details of this in our Corporate Governance report starting on page 12.

A key focus of the discussions held by the Supervisory Board plenary meetings and the Audit Committee was again the ongoing, detailed information on sales, earnings, and employment developments at the corporate and divisional level and the Company's financial situation. In particular, the Supervisory Board was informed by the Executive Board about business developments that deviated from the Company's plans and defined targets.

In addition, the material risks included in the risk management system were presented in the Audit Committee along with the corresponding measures resolved by the Executive Board. The Audit Committee discussed and reviewed the results for the individual quarters and the outlook for the year as a whole before publication of the relevant interim reports. At the meeting in December 2006, the Supervisory Board discussed the financial and capital expenditure planned for fiscal year 2007 and the long-term planning for the period up to 2009. It also approved the capital expenditure plans for 2007.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, audited the annual financial statements for 2006 prepared by the Executive Board, the 2006 consolidated financial statements, and the combined Management Report for Continental AG and the Corporation, including the bookkeeping and the risk management system. Continental AG's 2006 consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS). An unqualified audit opinion was issued.

With regard to the risk management system, the auditor has declared that the Executive Board has taken the measures required under section 91 (2) of the *Aktiengesetz* (German Stock Corporation Act) and that the Company's risk management system is suited to recognize risks early on that could threaten the continued existence of the Company.

The documents relating to the annual financial statements and the audit reports were discussed with the Executive Board and the auditor in the Audit Committee meeting on February 21, 2007. They were also discussed at length at the plenary meeting of the Supervisory Board on March 9, 2007. The required documents were distributed on a timely basis prior to these meetings, allowing sufficient time to review them. The auditor was present at the meetings to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide additional information to the Supervisory Board.

The Supervisory Board endorsed the results of the external audit on the basis of its own examination of the annual financial statements, the consolidated financial statements, the combined Management Report for Continental AG and the Corporation, and the proposal for the distribution of net income, as well as on the basis of the Audit Committee's report and recommendation. No objections were made. The Supervisory Board approved the annual financial statements and the consolidated annual financial statements. The annual financial statements are thereby adopted for 2006. The Supervisory Board has approved the proposal for the distribution of net income made by the Executive Board.

In accordance with section 289 (4) no. 9 and section 315 (4) no. 8 of the *Handelsgesetzbuch* (German Commercial Code), for the first time, the combined Management Report for Continental AG and the Corporation, starting on page 77, discloses those agreements of the Company that are subject to change-of-control conditions from a take-over bid. The Supervisory Board reviewed these disclosures and adopted them as well.

There was one change in the Supervisory Board in 2006. Mr. Gerhard Knuth retired from the Supervisory Board at his own request on March 15, 2006. He was appointed to the Supervisory Board as an employee representative in 1999. We would like to thank him for his significant contribution to the Company's success and to the work of the Supervisory Board. The Hanover Local Court appointed Mr. Michael Iglhaut, Deputy Chairman of the Corporate Works Council and Chairman of the Central Works Council of Continental Teves AG & Co. oHG, to succeed Mr. Knuth as a member of the Supervisory Board on March 16, 2006. Mr. Iglhaut was elected employee representative to the Chairman's Committee on May 5, 2006.

There was an addition to the Executive Board. On February 22, 2006, the Supervisory Board appointed Mr. William L. Kozyra as a deputy member of the Executive Board. He is responsible for the Automotive Systems division's activities in the NAFTA region.

The Supervisory Board would like to thank the Executive Board, all employees, and the employee representatives for their responsible approach and high level of commitment. They have overcome major difficulties and again achieved excellent results despite a tough economic environment. We would like to extend our special thanks to you, our shareholders, for the trust you have placed in the Company.

Hanover, March 2007

For the Supervisory Board
Sincerely,

Dr. Hubertus von Grünberg
Chairman

Corporate Governance

Since their introduction in 2002, Continental's Corporate Governance Principles have served to foster the responsible, value-creation focused management of Continental AG and the Corporation.

Corporate governance, i.e., the management and supervision of Continental AG and the Continental Corporation, is the responsibility of the corporate bodies: the Annual Shareholders' Meeting, the Supervisory Board, and the Executive Board. Continental AG's Corporate Governance Principles are closely modeled on the German Corporate Governance Code and are published on the Internet at www.conti-online.com. Together with The Basics, which we have used to lay down our corporate goals and guidelines since 1989, and our Code of Conduct, these Principles form an essential framework for responsible corporate management and control that is aimed at creating value in the long term. The Supervisory Board and the Executive Board consider themselves bound by the Corporate Governance Principles.

Corporate bodies

Shareholders exercise their rights, including their voting rights, in the Shareholders' Meeting. Each Continental AG share entitles the holder to one vote. Shares conferring multiple or preferential voting rights, or limitations on voting rights, do not exist.

The Executive Board has sole responsibility for the management of the Company. The members of the Executive Board share responsibility for corporate management. The Chairman of the Executive Board is responsible for the Company's overall management and business policy. He ensures consistent management by the Executive Board and coordinates the work of the members of the Executive Board.

The Supervisory Board appoints, supervises, and advises the Executive Board. It is directly involved in decisions of material importance to the Company because certain corporate management issues require its approval as specified by law or the Articles of Incorporation. The Chairman of the Supervisory Board coordinates the work of the Supervisory Board and represents its interests vis-à-vis third parties. He is in regular contact with the Executive Board, and in particular with its Chairman, to discuss the Company's strategy, business development, and risk management.

The Supervisory Board and its committees

The Supervisory Board comprises 20 members, as required by the *Mitbestimmungsgesetz* (German Codetermination Act) and the Company's Articles of Incorporation. Half the members of the Supervisory Board are elected by the Shareholders' Meeting, while the other half are elected by the employees of Continental AG and its German subsidiaries. The Chairman of the Supervisory Board, who represents the shareholders, has the casting vote in the case of a tie in the Supervisory Board. Both the shareholder representatives and the employee representatives have an equal duty to act in the interest of the Company. Further information on the members of the Supervisory Board is provided on pages 162 and 163 of this Annual Report.

The Supervisory Board has drawn up by-laws for itself, which supplement the law and the Articles of Incorporation with more detailed provisions including provisions on the duty of confidentiality, on handling conflicts of interest, and on the Executive Board's reporting obligations.

The Supervisory Board currently has three committees: The Chairman's Committee, the Audit Committee, and the Mediation Committee. The members of the committees are listed on page 163.

The Chairman's Committee comprises the Chairman of the Supervisory Board, his Deputy, and the two other members of the Mediation Committee to be formed in line with section 27 (3) of the *Mitbestimmungsgesetz*. In particular, the Chairman's Committee is responsible for concluding, terminating, and amending the employment contracts (and hence also for remuneration arrangements) and other agreements with members of the Executive Board.

The Audit Committee's tasks relate to the Company's accounting and the audit of the financial statements. In particular, the Committee performs a preliminary examination of the annual financial statements of Continental AG, as well as the consolidated financial statements and the risk management system, and makes its recommendation to the plenary session of the Supervisory Board, which then passes resolutions pursuant to section 171

(1) of the *Aktiengesetz* (German Stock Corporation Act). The Committee discusses the Company's draft interim reports, and is responsible for assuring the auditors' independence, for engaging the auditors, for determining the focus of the audit as required, and for agreeing the fee. The Chairman of the Audit Committee, Dr. Voss, as former CFO of Dresdner Bank, has special knowledge and experience in the application of accounting principles and internal control systems. Previous members of the Company's Executive Board and the Chairman of the Supervisory Board may not act as Chairman of the Audit Committee.

The sole task of the Mediation Committee is to perform the responsibilities set forth in section 31 (3) sentence 1 of the *Mitbestimmungsgesetz*: If a candidate for appointment to the Executive Board does not achieve the statutory two-thirds majority in the first ballot, the Mediation Committee must make a recommendation regarding the appointment.

The Supervisory Board's report on its work and the work of its committees in 2005 can be found on pages 10 and 11.

The Executive Board
The Executive Board currently has seven members. Further information on the members and their responsibilities can be found on pages 164 and 165.

The responsibilities of the Chairman and the other members of the Executive Board are laid down in the by-laws of the Executive Board. These regulate which key matters pertaining to the Company and its subsidiaries require a decision to be made by the Executive Board. Article 14 of the Articles of Incorporation requires the consent of the Supervisory Board for significant measures carried out by the management.

Accounting
The Continental Corporation has applied the International Financial Reporting Standards (IFRS) in its financial statements since 2005. More detailed information on IFRS is provided in this Annual Report in Note 2 to the consolidated financial statements. The annual financial statements of Continental AG are prepared in accordance with the *Handelsgesetzbuch* (German Commercial Code).

Risk management
A Corporation-wide risk management system provides early warning of developments that could endanger the continued existence of the Company, as well as allowing it to exploit potential opportunities. Details can be found starting on page 80.

Transparent and prompt shareholder reporting
Continental regularly reports to shareholders, analysts, shareholders' associations, the media, and interested members of the public on its position and on significant developments in the Corporation. All shareholders have equal access to information. All new information communicated to financial analysts and similar addressees is made available to shareholders without delay. The Internet in particular is used to guarantee the timely and even-handed provision of information to shareholders and investors. The dates of key regular events (annual reports, interim reports, Annual Shareholders' Meetings, and press and analyst conferences) are announced in good time in the Company's Financial Calendar. The dates already set for 2007 and 2008 can be found at the back of the report and on the Continental Corporation's website, www.conti-online.com.

Continental AG's Corporate Governance Principles
The Corporate Governance Principles were again the subject of discussions by the Supervisory Board and the Executive Board in 2006. The discussions focused on amendments to the Code resolved by the Government Commission on the German Corporate Governance Code on June 12, 2006. The Supervisory Board and Executive Board have resolved to adopt these changes for Continental.

Declaration in accordance with section 161 of the *Aktiengesetz* and deviations from the German Corporate Governance Code
On September 29, 2006, the Executive Board and the Supervisory Board issued their annual declaration in accordance with section 161 of the *Aktiengesetz*. This stated that the Company has complied and will comply with the recommendations made by the "Government Commission on the German Corporate Governance Code" published by the German Federal Ministry of Justice in the official part of the electronic Federal Gazette (*Bundesanzeiger*), and indicated which recommendations have not been applied, as well as those that will continue not to be. The declaration was made permanently available to shareholders on Continental's website. Earlier declarations in accordance with section 161 of the *Aktiengesetz* can also be found on the website.

In Continental AG's Corporate Governance Principles, the Executive Board and the Supervisory Board have undertaken to explain not only deviations from the recommendations — which have the characteristic of a requirement — made by the Code, but also any deviations from its suggestions.

a) Deviations from recommendations
Section 4.2.3 (2) sentence 4 and (3): The 1999 stock option plan (see Note 22 to the consolidated financial statements for more information) does not provide for any limitation in the case of extraordinary, unforeseen developments. As this plan has already been fully utilized, it did not seem sensible to subsequently agree on such a cap. The stock option plan resolved by the Annual Shareholders' Meeting on May 14, 2004 provides for a cap.

Section 5.4.3 sentence 1 of the Code recommends all Supervisory Board elections to be conducted individually. However, voting on a list of candidates has for years been practiced by most stock corporations in Germany, including Continental. At Continental's Annual Shareholders' Meetings, the system of voting on a list has not led to any objections in previous years. The system is used to condense the voting processes at the Annual Shareholders' Meeting and thus make voting more efficient. Any shareholder who wants elections of individual candidates is free to request this at the Annual Shareholders' Meeting. The Chairman of the Shareholders' Meeting then decides whether to grant the request directly, or only if approved by a majority of the Annual Shareholders' Meeting. We believe that this flexibility is in the interest of shareholders.

Pursuant to section 5.4.4 of the Code, it should not be matter of course that the retiring Chairman or a member of the Executive Board becomes Chairman of the Supervisory Board or of a Supervisory Board committee. In 1999, for the first time in 70 years, a member of the Executive Board of Continental was elected to the Supervisory Board and became its Chairman. We believe that the Annual Shareholders' Meeting should not be restricted in its right to decide case by case whether a candidate is suitably qualified and independent to hold office on the Supervisory Board. Of course, any proposal to elect a member of the Executive Board to the Supervisory Board will be specially justified. In addition, we have adopted the Code's recommendation to disclose to shareholders candidates proposed for Chairman of the Supervisory Board (section 5.4.3 sentence 3), thus ensuring a maximum of transparency.

b) Deviations from suggestions
Section 2.3.4: To date, the Company has not given shareholders the opportunity to follow the Annual Shareholders' Meeting using communication media such as the Internet. Although our Articles of Incorporation permit the use of electronic media to transmit some or all of the Annual Shareholders' Meeting, we do not think that the benefit to shareholders currently justifies the costs associated with such use.

Section 5.1.2 (2) sentence 1: In most cases, even first-time appointments of new members of the Executive Board have been for a term of office of five years. The Supervisory Board considers this to be necessary and in the interests of the Company, in order to enable the Company to attract candidates who meet the high requirements for these positions.

Section 5.4.4: All members of the Supervisory Board are elected at the same time for the same term of office. There are no staggered terms, and we believe that this helps ensure the continuity of the Supervisory Board's work. To date, any changes required have been addressed by other means.

Remuneration report: Remuneration of the Executive Board[1]

The Chairman's Committee of the Supervisory Board is responsible for agreeing the remuneration of the Executive Board. The plenary session of the Supervisory Board discusses the structure of the remuneration system on the recommendation of the Chairman's Committee, and reviews it regularly. The remuneration of the members of the Executive Board consists of the following basic components:

Each member of the Executive Board receives a fixed annual remuneration, which is paid in twelve monthly installments. This fixed component has not been increased since 2004. An adjustment will not be made until 2010 at the earliest.

In addition to this fixed annual remuneration, each member of the Executive Board receives variable remuneration, which is dependent in part on the amount of the dividend distributed to shareholders. Should the dividend amount be increased significantly, the Chairman's Committee may alter the method of calculation. The bonus is also dependent on the achievement of individually agreed targets relating to the key measures of the

[1] This report on the remuneration of the Executive Board forms part of the Management Report for Continental AG and the Corporation.

individual Executive Board member's function. This variable remuneration component is limited to a maximum that is dependent on the fixed annual remuneration. In addition, a special bonus can be agreed upon for particular projects in individual cases.

Members of the Executive Board also receive additional benefits, primarily consisting of the reimbursement of expenses, including payments generally for a limited time for a second household or activities abroad on behalf of the Company, the provision of a company car, and premiums for group accident and directors' and officers' (D&O) liability insurance. The D&O insurance policy provides for an appropriate deductible. Members of the Executive Board must pay taxes on these additional benefits.

In addition, the members of the Executive Board were granted stock options in the year under review as part of the 2004 stock option plan.

They are also guaranteed continued remuneration payments for a certain period in the event they are incapacitated, without fault, for work. Mr. Wennemer, Dr. Hippe, Mr. Kozyra, Dr. Neumann, Dr. Nikolin and Mr. Sattelberger also have the right to transitional payments for six months in the event of termination of their employment contract, except in the case of resignation or a mutually accepted early release from their contract. These transitional payments are determined on the basis of the most recently paid fixed annual salary and the average of the variable remuneration for the last three fiscal years. All members of the Executive Board have been granted post-employment benefits that are not linked exclusively to retirement but that may also apply in the event of non-renewal if the non-renewal was not due to the actions of the Executive Board member. Mr. Wennemer, Dr. Hippe, Dr. Neumann, Dr. Nikolin and Mr. Sattelberger are entitled to post-employment benefits also in the case of premature termination of their employment contract. The maximum post-employment benefit amounts to 50% of the most recent fixed compensation payment and 12% of the average bonus for the last five fiscal years. For each year of service, a member of the Executive Board attains a benefit entitlement amounting to 10% of the maximum post-employment benefits, until the full entitlement has been achieved after ten years. Mr. Wennemer, Dr. Hippe, Dr. Neumann, Dr. Nikolin and Mr. Sattelberger are entitled to an adjustment of the post-employment benefit after commencement of such benefit payments in the event of a 5% change in the consumer price index. Otherwise the adjustment is carried out in accordance with section 16 of the *Gesetz zur Verbesserung der betrieblichen Altersversorgung* (German Company Pension Act). A transitional payment or any other income is offset from the post-employment benefit.

Remuneration of the Executive Board

in € thousands	Remuneration components				Stock options granted[3]		Pensions
	Fixed[1]	Variable	Long-term incentives[2]	Total	Quantity	Market value	Service cost 2006[4]
M. Wennemer	750	1,824	570	3,144	30,000	947	626
Dr. A. Hippe	488	1,130	369	1,987	20,000	632	199
G. Lerch	467	1,743	143	2,353	10,000	316	223
Dr. K.-T. Neumann	471	1,084	148	1,703	20,000	632	221
Dr. H.-J. Nikolin	474	1,061	352	1,887	20,000	632	167
T. Sattelberger	474	1,130	310	1,914	20,000	632	521
W. L. Kozyra (deputy member since Feb. 22, 2006)	307	639	164	1,110	9,900	313	186
Total	**3,431**	**8,611**	**2,056**	**14,098**	**129,900**	**4,104**	**2,143**

[1] In addition to cash components, the fixed remuneration includes non-cash elements, such as company cars, insurance, and moving costs.

[2] The amount of personnel expense carried in the consolidated financial statements (compensation costs) in 2006 for the subscription rights granted under the stock option plans in 2006 or prior years.

[3] The subscription rights granted in 2006 relate to the 2004 stock option plan.

[4] The service cost component of pension expense for 2006 calculated in accordance with international accounting principles.

No compensation agreements exist with the members of the Executive Board in the event of a takeover bid for, or a change of control in the Company. No payments were promised or granted in 2006 to members of the Executive Board by a third party in respect to their activities in the Executive Board.

The total remuneration of each individual member of the Executive Board for 2006, broken down into fixed and variable components and the individual pension expense in the previous fiscal year, as well as the amount and value of the stock options granted under stock option plans, is disclosed in the table above. Further details of the stock option plans are given in Note 22 to the consolidated financial statements.

Remuneration of the Supervisory Board

Article 16 of the Articles of Incorporation regulates the remuneration paid to members of the Supervisory Board. It consists of a fixed and a variable component, which is based on the dividend paid for the previous fiscal year. Chairmanship and deputy chairmanship of the Supervisory Board and membership and chairmanship of its committees qualify for higher remuneration. In addition, the members of the Supervisory Board are paid meeting attendance fees and their expenses are reimbursed. The D&O insurance policy also covers members of the Supervisory Board. However, in line with their responsibilities, the appropriate deductible is lower than that of the Executive Board.

The remuneration of individual members of the Supervisory Board in 2006 as provided for under these arrangements is presented in the table below.

Shares held by Supervisory Board and Executive Board members/directors' dealings

In 2006 and up to and including February 12, 2007, the members of the Supervisory Board and Executive Board held shares representing a total interest of less than 1% in the common stock of the Company. In fiscal 2005, Continental AG gave notice in accordance with section 15a of the *Wertpapierhandelssgesetz* (German Securities Trading Act) to the effect that three members of the Executive Board purchased a total of 27,420 shares from the 1999 stock option plan and resold the shares immediately. Further, one member of the Executive Board sold 250 shares.

Hanover, March 2007

Continental AG

The Supervisory Board The Executive Board

in € thousands	Remuneration components	
	Fixed[1]	Variable
Dr. Hubertus von Grünberg	17	360
Werner Bischoff	12	270
Dr. h. c. Manfred Bodin	9	180
Dr. Diethart Breipohl	11	225
Michael Deister	11	225
Dr. Michael Frenzel	8	180
Prof. Dr.-Ing. E.h. Hans-Olaf Henkel	8	180
Michael Iglhaut (since March 16, 2006)	8	173
Gerhard Knuth (until March 15, 2006)	2	46
Hartmut Meine	8	180
Dirk Nordmann	9	180
Jan P. Oosterveld	9	180
Dr. Thorsten Reese	12	225
Jörg Schönfelder	9	180
Jörg Schustereit	8	180
Fred G. Steingraber	8	180
Prof. Dipl.-Ing. Jürgen Stockmar	9	180
Christian Streiff	8	180
Dr. Bernd W. Voss	13	270
Dieter Weniger	8	180
Erwin Wörle	9	180
Total	**196**	**4,134**

[1] Including meeting-attendance fees

Capital Market Information

Continental's share price increased for the fifth successive year.

Continental share listings
Continental AG's shares are listed on the German stock exchanges in Frankfurt, Hanover, Hamburg, and Stuttgart. In the U.S.A. they are traded as part of an American Depositary Receipt program on the Over-the-Counter market. They are not admitted for trading on a U.S. stock market.

The no-par value shares have a notional value of €2.56 per share.

Continental share data

Type of share	No-par value share
German securities code number	543900
ISIN number	DE0005439004 and DE000A0LR860
Reuters ticker symbol	CONG
Bloomberg ticker symbol	CON
Index membership	DAX 30 Prime All Share Prime Automobile DJ Euro Stoxx Automobile
Number of outstanding shares as of December 31, 2006	146,529,127

American Depositary Receipts data

Ratio	1:1
ISIN number	US2107712000
Reuters ticker symbol	CTTAY.PK
Bloomberg ticker symbol	CTTAY
ADR level	Level 1
Trading	OTC
Sponsor	Deutsche Bank Trust Company Americas

Development of the equity markets – overall economic environment
Overall, the capital markets proved to be favorable in the year under review. However, individual regional indices displayed clear differences in performance. The leading U.S. index, the Dow Jones, recorded an increase of 16% in the course of 2006, but was significantly outperformed by the German stock index DAX. This rose by 22% in the period under review to 6,596.92 points – more than double the growth achieved by the European blue chip index EURO STOXX 50, which was up by 10%.

The indices which comprise the automotive stocks outperformed their respective regional blue chip indices despite flat or declining automotive markets. German and European automotive stocks increased by 26% overall. A similar picture emerged on the U.S. equity market as well, with the Dow Jones recording 22% growth in U.S. automotive shares at the end of the year.

Continental's positive share price performance
Continental's share price improved by 17.5% in 2006 to €88.10. This development was marked by substantial volatility during the year. By the end of April, Continental's shares recorded a sharp increase of 29%. The price was driven by the positive development in the automotive sector, the announcement of the discontinuation of tire production at the Charlotte plant in the U.S.A. from September 2006, and the announcement of the acquisition of Motorola's automotive electronics business. The share price reached a new all-time high of €97.14 on April 26. The following months saw Continental's shares weaken significantly, reaching their 12-month low of €71.57 on July 18. In addition to the consolidation of the overall market, this was due primarily to profit warnings from our international competitors in the tire industry as a result of the hike in raw material prices. Continental's share price recovered as the year progressed, having been boosted by the Company's good results for the first half of the year, the drop in market prices for natural rubber, and the proposal by the U.S. National Highway Traffic Safety Administration to fit all future vehicles for sale in America with the Electronic Stability Control (ESC) system as standard. However, its recovery was impacted by the difficult passenger vehicle sales market in the U.S.A. and the resulting cuts in production for Q3 and Q4 2006 announced by U.S. automakers. The Company's share price then traded within a range of €85 – €93 per share.

The market capitalization totaled some €12.9 billion on December 31, 2006, putting our shares in 16th position (2005: 15th) among DAX-listed stocks at the end of 2006. In terms of turnover in XETRA trading, the Continental share occupied 18th position (2005: 20th).

Proposal to double the dividend

In 2006, the Continental Corporation generated an operating result (EBIT) of €1,601.9 million. After deduction of taxes and interest as well as minority interests, the net income attributable to the shareholders of the parent totaled €981.9 million, up 5.6% on the previous year. The Supervisory Board and the Executive Board will propose a dividend of €2.00 per share to the Annual Shareholders' Meeting on April 24, 2007. This corresponds to an increase in the dividend of 100% compared with 2005, and a much higher payout ratio of 29.8% (2005: 15.7%).

At the same time, there was a total shareholder return of 18.8% for fiscal year 2006 (2005: 62.2%).

Key figures per share in €	**2006**	**2005**
Basic earnings	6.72	6.38
Diluted earnings	6.44	6.10
Free cash flow	-4.39*	4.43
Dividend	2.00**	1.00
Dividend payout ratio (%)	**29.8**	**15.7**
Dividend yield (%)	2.3	1.3
Total equity	32.22	26.06
Share price at year-end	88.10	74.98
Average share price	84.89	61.92
Price-earnings ratio (P/E ratio)	12.63	9.70
High	97.14	75.60
Low	71.57	47.70
Average trading volume (XETRA)	**1,122,758**	**953,960**
Number of shares, average (in millions)	146.2	145.6
Number of shares as of December 31 (in millions)	146.5	145.9

* Information about the free cash flow development can be found in the Earnings and Financial Position section of this Report.

** Subject to the approval of the Annual Shareholders' Meeting on April 24, 2007.

Share price performance



Continental
DAX
Dow Jones Automobiles & Parts
150
140
130
120
110
100
90
80
January 1, 2006
December 31, 2006

Continental share price performance and indices	Dec. 31, 2006	Dec. 31, 2005	Change in %
Continental shares (in €)	88.10	74.98	+ 17.5
DAX 30	6,596.92	5,408.26	+ 22.0
Dow Jones Euro Stoxx 50	3,697.22	3,349.10	+ 10.4
Dow Jones Industrial Average	12,463.15	10,717.50	+ 16.3
DAX Prime Automobile	569.56	453.24	+ 25.7
Dow Jones Automobiles & Parts	283.89	224.83	+ 26.3
S&P Automobiles Industry Index	116.28	94.97	+ 22.4

Investments in Continental shares*

Initial investment	Jan. 1, 1997	Jan. 1, .2002	Jan. 1, 2006
Investment period in years	10	5	1
Portfolio growth in € as of December 31, 2006, without dividends	73,890.00	73,250.00	13,120.00
Dividends in investment period	7,370.17	3,280.00	1,000.00
Total shareholder return p.a.**	20.98	43.82	18.83
Comparable returns in %			
DAX 30	8.61	5.04	21.98
DJ Euro Stoxx 50	7.17	-0.05	10.39

* Number of shares: 1,000 **Assuming that the dividend is not reinvested

Bonds

The €500 million bond issued by Continental Rubber of America in 1999 with a remaining amount of €284.2 million after bond repurchases was repaid in July 2006. At the same time, three smaller bonds were issued for refinancing purposes by Continental Rubber of America with a volume of $50 million and €100 million under the existing debt issuance program.

In 2006 there were no further repurchases of the bond issued by Continental AG in 2001 originally totaling €500 million. The amount of the issue outstanding was €368.8 million on December 31, 2006.

Convertible bonds

In May 2004, the financing company Conti-Gummi Finance B.V. issued a €400 million convertible bond with a guarantee from Continental AG. In May and July 2006, bondholders made use of their conversion rights. Bonds with a face value of €22.1 million were converted into Continental AG shares. Taking into account the conversion price per share of €50.65 adjusted as a result of the dividend increase for 2005, this led to the creation of 436,328 shares of Continental AG.

Stable rating

As in the previous years, Continental remained in constant dialog with the leading rating agencies Moody's Investors Service (Moody's) and Standard & Poor's. In the scope of this trustful cooperation, latest business figures were explained to the rating agencies, also in personal consultation.

Continental AG's credit rating according to leading rating agencies remained unchanged in 2006 despite the financing of the acquisition of the automotive electronics business from Motorola.

	Rating	Outlook
Standard & Poor's	BBB+	stable
Moody's	Baa1	stable

For financing reasons, even after any larger acquisitions, Continental's goal is to keep its rating within the higher credit category, which is characterized by the low default rates and referred to as the investment-grade category. The target minimum ratings are BBB and Baa2.

A lower rating could make it difficult or impossible to access various financing instruments, thus making a solid financing structure at appropriate conditions nearly impossible. The current rating enables Continental to further make use of options that would be restricted in the case of a markedly higher rating.

Extensive investor relations activities

In the period under review, the investor relations team provided institutional investors (shareholders and bondholders), private shareholders, and analysts with up-to-date information about the Company. The team held a total of 494 (2005: 416) one-on-one and group discussions in the year under review. In addition to one-on-one discussions, the Chairman of the Executive Board and the CFO gave presentations at a large number of conferences. Another focus was visits by investors to selected Continental production facilities in Germany, during which a keen interest was shown in our activities in the area of hybrid drives.

In 2007, we again plan to step up specific references to the Corporation's products. In addition to organizing an investor event in the U.S.A. as part of the launch of a new tire line, the Automotive Systems division will give a product presentation at the IAA International Motor Show in Frankfurt. We will also strategically target potential investors in the established capital markets using a newly developed systematic approach. Furthermore, we will intensify our activities in the U.S.A., Canada and Germany.

We further optimized our information offering on our website in 2006 and made it more user-friendly. All published Company information, forthcoming dates, and contacts can be found on Continental's investor relations pages at www.conti-online.com or can be requested from ir@conti.de.

In the year under review, Continental's investor relations activities received a number of honors. Institutional Investor Magazine bestowed Continental the ranking "Best Investor Relations" within the European automotive sector. In a survey carried out by Thomson Extel, we were ranked 6th amongst the DAX stocks and thus topped the list of automotive stocks.

Sharp increase in attendance at Annual Shareholders' Meeting

Around 40% of the common stock was represented at the Annual Shareholders' Meeting on May 5, 2006. This represents an increase of around 16 percentage points compared with the previous year. Voting on a total of twelve agenda items, the Annual Shareholders' Meeting endorsed management's proposals by a large majority on eleven of them. Agenda item eight on the rescission of authorized capital stock and creation of newly authorized capital stock was approved by 55.84%. The required 75% majority was therefore not achieved and no newly authorized capital stock was created when the existing authorized capital stock expired on May 22, 2006.

Shareholder structure

In accordance with the statutory requirements, we have disclosed changes in our shareholders that were communicated to us in the course of 2006, in line with the provisions of the *Wertpapierhandelsgesetz* (German Securities Trading Act). At the end of the year, there was one investor holding more than 5% of Continental's shares, as well as one that held more than 10%. Detailed information about these individual shareholders holding more than 5% of Continental's shares as well as the changes during 2006 is provided in Note 37 to the financial statements.

In a shareholder identification survey carried out at the end of the year under review, we could identify 82.5% of all shares assigned solely to institutional investors. Based upon this analysis, our shares are distributed as shown here. In addition, the discussions with investors held as part of our investor relations activities at conferences and roadshows in the respective regions are shown for the full year.


Germany
Rest of Europe
35
33
27
30
11
13
8
20
1
3
1
1
North America
United Kingdom and Ireland
Other
Japan

Identified institutional investors in %   Number of investor meetings

(17% unidentified institutional or private shareholders)

Wide-ranging

What makes the new CONTI SYNCHROCHAIN® high-performance timing belt so successful is its wide range of possible uses. This belt combines many of the properties otherwise only delivered by separate purpose-dedicated belts. Among other things, it is resistant to moisture, is largely unaffected by temperatures ranging between -40°C and +100°C and has optimum chemical stability. Examples of applications for CONTI SYNCHROCHAIN® include the food industry, cable car systems, handling facilities in ports, and in kart racing. For Continental, a wide-ranging approach also means being able to respond flexibly to customers' demands. Be it modules, components, entire systems or engineering services – we offer custom-made solutions.



The CONTI SYNCHROCHAIN high-performance timing belt from the ContiTech Power Transmission Group: The smooth back of the belt is made from a polyurethane compound and the tensile members consist of aramid fibers.



Corporate Profile

Continental stands for innovations that enhance safety, comfort and convenience on the road.

Formed in Hanover in 1871, the Continental Corporation is today one of the world's leading automotive industry suppliers with extensive expertise in rubber, tire and brake technology, driving dynamics control, electronics, sensor systems, and telematics. Our goal is to make individual mobility safer and more comfortable.

As a leading automotive industry technology partner, Continental develops and produces high-quality components, modules and systems. Our development centers and production facilities are located where our customers operate, so we are always nearby – worldwide. Our activities focus on innovations for enhancing safety, developing eco-friendly mobility, and enhancing comfort and convenience on the road. The ContiTech division is also active in the rail and printing industries as well as mining and the construction of machinery.

We aim to create sustainable growth and work to achieve a permanent increase in value. We maintain a consistent and goal-driven approach, with the high quality, future suitability and long-term reliability of our products being vital factors.

Continental is Europe's second-largest automotive supplier. The Company is divided into four divisions: Automotive Systems, Passenger and Light Truck Tires, Commercial Vehicle Tires and ContiTech. It employs 85,224 worldwide (as of December 31, 2006) at over 100 production locations, research centers and test tracks in 37 countries.

Automotive Systems Division

With systems, components, and development expertise for comprehensive driving safety, comfort, chassis, powertrain technology, as well as telematics and communications solutions, the Automotive Systems division specializes in networking active and passive safety, developing electric drives, and providing sophisticated body electronics for intelligent and sustainable mobility.

Continental AG acquired the automotive electronics business from Motorola in July 2006. The acquisition comprises operations in the growing fields of controls, sensors, and interior electronics, as well as telematics. In October, we acquired VTI Technologies Oy's automotive sensor modules business. This Finnish company specializes in developing micromechanical acceleration and pressure sensors.

The Automotive Systems division employs 30,198 staff (as of December 31, 2006). The division has production facilities at 36 locations in 17 countries and is divided into seven business units:

- Electronic Brake and Safety Systems, such as ESC, ABS, driver assist systems
- Hydraulic Brake Systems, such as brake boosters, hoses, calipers
- Chassis & Powertrain, e.g. air suspension systems, chassis control systems
- Telematics, e.g. communication systems based on wireless technologies
- Electric Drives, such as hybrid drives, electric motors
- Body & Security, e.g. in-vehicle networking
- Aftermarket, e.g. wearing parts, hydraulic parts, ABS sensors

The product range extends from electronic brake systems through driver assist and telematics systems, to environmentally friendly hybrid drives. The technological success story comprises products with a strong market position like ESC, control units for double clutch transmission, and safety-related communications solutions.

Automotive Systems is number one in the world for foundation brakes and number two for electronic brake systems and brake boosters.

The division supplies almost all automakers worldwide, generating around 96% of its sales in 2006 directly from vehicle producers and 4% from the replacement business.

Growth

The Automotive Systems division's products are already extremely well represented on the global automotive market. Our products will also play a key role on the growth markets of the future.

We hold a leading position in the global ESC market, which will grow by at least 75% in the next five years. In the U.S.A., there are indications that all new vehicles will have to be available with ESC as an option from 2009, and two years later, ESC will be mandatory for new vehicles. All vehicles on the North American market and in many European countries are now starting to be equipped with this technology. Asia also offers enormous growth potential.

Driver assist systems will be installed in many vehicles in the coming years. While premium vehicles in particular have been equipped with these systems to date, driver assistance technology will also be used increasingly in mid-range and compact models. This will further improve safety on the road. Growth rates of over 100% are expected in the area of collision warning alone. The Automotive Systems division will play a major part here, too, with its broad product offering that ranges from adaptive cruise control (ACC) to lane departure warning (LDW). Our expertise will enable us to shape the networking of active and passive safety systems, which is continuously progressing.

We expect automobile production in the growth market of Asia to increase by nearly 30% in the next five years. Automotive Systems has a presence in Japan, China, Korea, Taiwan, and in the Philippines. We opened a new representative office in India in 2006. We set up an Asian office in China and laid the cornerstone for a new development center in Japan.

2006 product highlights:

Twin sliding calipers for optimum braking performance and comfort

A globally innovative front wheel brake provides the new Mercedes-Benz S 65 AMG with superior braking performance at any time. Automotive Systems cooperated with AMG to develop the unique twin sliding caliper design. These innovative high-performance calipers clamp down on the extra large composite brake discs with four brake pads per wheel, thus excluding any fading of the brakes even under high loading, as well as any reduction of comfort through chatter, vibration, or noise.

Engine control unit for commercial vehicles optimizes fuel consumption

Continental Automotive Systems' new-generation of engine control units for commercial vehicles has been designed to meet the upcoming strict exhaust emission standards, including EPA (Environmental Protection Agency, U.S.A.) 2007, Japan 09, and Euro-6. It can also help to reduce fuel consumption of commercial vehicles. The new engine electronics went into production for the U.S. market at the end of 2006. They are capable of managing all the conventional injection and emission control systems for medium- and heavy-duty engines.

Automotive Systems Division: Sales by region (as of December 31, 2006)


10% (2005: 10%)
Asia
24% (2005: 20%)
NAFTA
2% (2005: 3%)
Other countries
100%
Automotive
Systems
Division
37% (2005: 40%)
Germany
27% (2005: 27%)
Europe excluding Germany

Radar sensor is the eye of the Active Brake Assist system in the Actros

The heavy-duty Mercedes-Benz Actros truck is the first road vehicle capable of automatically braking in order to avoid an accident. This achievement landed DaimlerChrysler the respected "Yellow Angel" award in the Innovation category from Germany's largest automobile association (ADAC) in 2007. Active Brake Assist (ABA) enables autonomous emergency braking. Automotive Systems supplies one of the key components of this driver assist system – the radar sensor ARS 200 and the software that evaluates signals and communicates with the vehicle's data bus. This represents a further success in the partnership between the two companies in the integration of environmental sensors into driver assist systems.

Integral ABS successfully launched in eight motorcycles

The Motorcycle Integral Brake system (MIB), jointly developed by Automotive Systems and BMW, has been successfully launched in eight K and R series motorcycles. The smallest electronically controlled integral brake system in the world is now being offered as a standard feature or at extra cost on the R1200 GS, GS Adventure, RT, and R boxer models, as well as on the four-cylinder K1200 S, R, and GT models. Due to its innovative valve technology, the MIB is especially effective while at the same time reducing the pulsating of the brake handle. It also offers additional functions for improved driving safety.

Passenger and Light Truck Tires Division

The Passenger and Light Truck Tires division brand names include Continental, Uniroyal (not in the NAFTA region, Columbia and Peru), Semperit, Barum, Euzkadi, General Tire, Gislaved, Mabor, Sime Tyres, and Viking. While our Continental premium brand and the General Tire brand are to be found in both the original equipment and replacement markets, the other brands are positioned only in the quality or budget segments of the replacement business. Many of our summer and winter tire models are also available with run-flat capabilities (SSR technology), which allow the driver to continue smoothly to the next service station in the event of a loss of tire pressure.

Passenger and light truck tires are manufactured at 14 production sites in ten countries. At an organizational level, this division is also responsible for our tire retail companies, which sell tires to consumers. The division's 24,821 employees (as of December 31, 2006) are spread across four business units:

- Original Equipment Worldwide
- Replacement Europe
- Replacement NAFTA
- Two-Wheel Tires

By working directly with automakers, we successfully meet the constantly rising expectations of our customers. Our advantage: as a partner to the automotive industry, we can contribute Automotive Systems' braking and electronics expertise to joint development work. Approximately every fourth new passenger vehicle that rolls off European assembly lines is fitted with Continental tires, making us number one in Europe for original equipment tires. We are also a leading producer of winter tires and market leader in the high-performance tuning tire sector.

About 30% of sales in the Passenger and Light Truck Tires division relates to business with vehicle manufacturers, and 70% to the replacement business.

Growth

The Passenger and Light Truck Tires division generates the highest return on sales in the Corporation. Our multibrand strategy covers all market segments. By shifting our product mix towards more high-performance tires and continuously expanding our locations in low-cost countries, we are able to generate organic growth. In April 2006, we inaugurated the Camaçari plant in Brazil. In China we established a sales and distribution system for tires. Our leading position in winter tires fosters growth in this division. The change in German road traffic regulations boosted winter tire sales. In the NAFTA region, sales of winter tires have more than doubled in the last three years.

Passenger and Light Truck Tires Division: Sales by region (as of December 31, 2006)


4% (2005: 4%)
Asia
21% (2005: 22%)
NAFTA
3% (2005: 3%)
Other countries
100%
Passenger & Light Truck Tires Division
23% (2005: 24%)
Germany
49% (2005: 47%)
Europe excluding Germany

2006 product highlights:

New ContiSportContact 3 provides greater grip for braking and handling

Shorter braking distances, extra grip for better handling, plus an asymmetrical tread pattern developed to further enhance the driving characteristics of sports cars – these are the features offered by the new ContiSportContact 3. The ContiSportContact Vmax, the world's only standard production tire approved for speeds of up to 360 km/h, is used for ultra-fast customized cars, while the comfortable ContiPremiumContact 2 is designed for mid-range cars upwards. Vehicles in the compact and subcompact classes drive safely on the ContiEcoContact 3 with its low rolling resistance.

Continental 4x4 tires offer high grip on asphalt and in off-road terrain

Continental offers six 4WD summer tire models for SUVs, pick-ups, and crossovers – ensuring that the right tire can be found for virtually every vehicle. The Conti4x4Contact is designed for use on the road and in easily navigable terrain; the Conti4x4SportContact is ideal for on-road use on fast and sporty SUVs. Among the models in the ContiCrossContact family, the AT offers unsurpassed grip in on- and off-road use, while the ContiCrossContact UHP is ideal for on-road use on 4WD vehicles with powerful engines. Perfectly suited for use on the road and for moderate off-road driving, the ContiCrossContact LX and the ContiTrac SUV feature an extremely balanced design, with comfortable handling characteristics. Continental has significantly broadened its range of 4x4 tires to include 17 new sizes.

New approvals

Tire approvals for vehicle models produced by automobile manufacturers are an important endorsement from our customers – for both the original equipment and the replacement business. The product features of our tires must meet the highest standards, because automobile manufacturers conduct extensive tests before approvals are given. These tests document our expertise and the quality of our products. Continental tires are approved by almost all well-known automobile manufacturers worldwide.

In the year under review, we gained new approvals for the Audi Q7 and R8, the BMW M-Coupé, the M-Roadster, and the X5, among others. We received approval from Ford for the Focus convertible, and Opel approved our tires for the Corsa. ContiSportContact 3 was approved by Saab for the 9-3 and by Volvo for the S80. For the first time, we gained approval from DaimlerChrysler to supply 4x4 winter tires for the GL model. Other 4x4 tires made by Continental were approved by Land Rover for the Range Rover Sport and Freelander.

Results of winter tire testing conducted by trade journals

Continental winter tires impressed critical tire testers from trade journals in Germany, Austria, and Switzerland: top marks were awarded to all the Company's premium brand winter tires that were tested. Traditionally, the test results released by trade journals are an important guide for drivers intending to switch to winter tires when the cold weather begins.

Commercial Vehicle Tires Division

In addition to the Continental brand, we offer the Barum and General Tire brands worldwide, as well as the regional Semperit, Uniroyal, and Sime Tyres brands. This allows us to cover a variety of market and price segments. Our goal is to meet the changing needs of consumers and vehicle manufacturers. To achieve this, we have a broad product range suitable for a wide spectrum of applications and conditions. Our products are successful in both the original equipment and the replacement business, as the increasing sales figures show. Continental truck tires for light to heavy trucks and buses represent state-of-the-art technology, a long tire life, reliable power transmission, and very good cost-efficiency.

As part of our portfolio adjustment, we sold our North American OTR (off-the-road) tire activities to a leading supplier of OTR tires as of July 31, 2006.

We produce commercial vehicle tires at nine locations in seven countries. The division employs 8,129 staff (as of December 31, 2006) and comprises three business units:

- Truck Tires Europe
- Truck Tires NAFTA Region
- Industrial Tires

We are number three in the European truck tires market and number four in the NAFTA region.

About 23% of this division's sales relates to business with vehicle manufacturers and 77% to the replacement business. 85% of the Commercial Vehicle Tires division's sales is accounted for by truck tires.

Growth

The Commercial Vehicle Tires division contributes around 10% to consolidated sales. Key regions for future growth will be South America and Asia in particular. As a result, we have established suitable production capacity at our locations in Camaçari, Brazil, and Petaling Jaya, Malaysia. In 2006 there was a marked increased in sales to vehicle producers in the NAFTA region and in Europe.

2006 product highlights:

Larger payloads, lower fuel consumption

We presented the new HDL1 Superdrive tire in the 495/45 R 22.5 size for heavy trucks at the IAA Commercial Vehicles Show in Hanover. This new tire is the first choice when it comes to making maximum use of loading capacity. Its lightweight design – comprising only one rim and one tire instead of dual tires – allows it to carry an additional payload of up to 150 kg. Single tire fitment also reduces fuel consumption considerably. Continental's new commercial vehicle tires prove that greater payloads and load space do not necessarily mean higher operating costs.

Commercial Vehicle Tires Division: Sales by region (as of December 31, 2006)



6% (2005: 6%)
Asia
34% (2005: 36%)
NAFTA
5% (2005: 4%)
Other countries
100%
Commercial
Vehicle Tires
Division
19% (2005: 17%)
Germany
36% (2005: 37%)
Europe excluding Germany

The wide-base trailer tire

According to market research, the use of mega trailers will increase by 10% each year from 2006 to 2010, and demand for tires for these vehicles will grow in line with this. Continental has developed the new HTL1 wide-base tire in the 445/45 R 19.5 size for the resulting market. This tire's small diameter allows load space heights of up to three meters, without exceeding the four-meter vehicle height prescribed in most European countries. Fleet operators therefore profit from increased cost-effectiveness due to greater load-space volume per vehicle.

Continental truck and bus winter tires

Increasing traffic volumes in Europe and changes in laws regarding the use of winter tires in many countries are leading to growing road safety requirements. Continental's truck and bus tires offer superb longitudinal and transverse traction on wintry roads thanks to a large number of block and sipe edges in a cross-wise arrangement, as well as excellent self-cleaning properties. We rounded off our already extensive range of winter tires with additional sizes in 2006.

ContiTech Division

The ContiTech division is the world's largest manufacturer in the field of rubber and plastics technology outside of the tire industry. Our innovative, systems-oriented technologies contribute to safer, comfortable, and eco-friendly mobility as well as industrial functionality. ContiTech develops and produces functional parts, components, and systems for the automotive industry, for machine construction, mining, the railway engineering and printing industries, and other key sectors.

In order to focus on business units with a strong strategic positioning, we sold the Stankiewicz business unit, which we had taken over as part of the Phoenix acquisition, on April 1, 2006. In May 2006, the Power Transmission Group acquired the Danish company Roulunds Rubber A/S, which specializes in power transmission belts for industrial applications as well as for the automotive replacement and original equipment sectors.

ContiTech has production facilities in 21 countries, employs 21,887 staff (as of December 31, 2006), and comprises seven business units:

- Fluid Technology (hoses and hose lines)
- Benecke-Kaliko (film and slush skins)
- Conveyor Belt Group (conveyor belting and service materials)
- Power Transmission Group (power transmission systems)
- Air Spring Systems (air suspension/air actuation)
- Vibration Control (vibration control and sealing technology)
- Elastomer Coatings (printing blankets, diaphragms, rubberized fabrics)

ContiTech has proven expertise in driving, coating, damping, cushioning, conveying, and connecting. For example, engine mounts produced by Vibration Control minimize unwanted vibrations in a vehicle. Air suspension systems manufactured by Air Spring Systems make traveling in trucks, buses, and trains safer and more comfortable. Hoses and hose lines made by Fluid Technology for particulate filters help protect the environment. The look and feel of film and slush skins produced by Benecke-Kaliko provide comfort that is both tangible and visible in a car's interior. Printing blankets manufactured by Elastomer Coatings ensure high quality in newspaper and magazine production, while the Conveyor Belt Group is at home in the global extraction of raw materials.

The ContiTech division focuses its activities on segments in which it has achieved a strong market position: Five of the seven business units are leaders on the European market. And for instance, on a worldwide scale, we are number one in conveyor belts, hoses in on- and offshore technology, and air springs for rail vehicles.

The division generates around 56% of its sales in the automotive industry and 44% in other industries.

Growth

ContiTech achieved marked organic growth in its business with the automotive industry as well as other industries, and in the automotive replacement sector. Our focus on business units with strong market positions and outstanding growth outside of our traditional markets in Western Europe contributed substantially to this achievement. Growth potential is offered on the one hand by ContiTech's globalization strategy and on the other by the growing number of highly-sophisticated and systems-oriented products based on rubber/metal or rubber/textiles or made of polyurethane. Our extensive materials expertise and technological leadership enable us to react quickly and flexibly to new market requirements and to shape new markets.

2006 product highlights:

Oil-resistant timing belts replace chains

CONTI® OIL RUNNER is one of the innovative products with which ContiTech Power Transmission Group aims to capture new markets. It will replace inverted tooth chains in control and oil pumps or balancer shaft drives, and upgrade drives with the benefits offered by timing belts, such as reduced friction and improved noise levels. Using a CONTI® OIL RUNNER to drive a camshaft lowers fuel consumption, increases comfort, and improves emission levels.

ContiTech develops CO_2 air conditioning hose without corrugated tubing

The natural refrigerant CO_2 enables air conditioning systems in automobiles to work even more effectively – and above all in a more environmentally friendly manner than ever before. ContiTech Fluid Technology has developed a hose that can operate without the corrugated stainless steel tubing that has been commonly used to date as a barrier layer. A polymer barrier layer inside the hose keeps permeation to a minimum. This makes the hose much more flexible than the previous solution and makes tighter bending radii possible. In addition, the elastomer hose with barrier layer demonstrates much better acoustic properties and presents significant cost advantages in comparison to the corrugated tubing hose solutions.

ContiTech Division: Sales by region (as of December 31, 2006)


7% (2005: 7%)
NAFTA
4% (2005: 4%)
Other countries
36% (2005: 36%)
Europe excluding Germany
100%
ContiTech
Division
8% (2005 5%)
Asia
45% (2005: 48%)
Germany

Innovative Contiflex conveyor belt for soybean processing

The ContiTech Conveyor Belt Group has developed a special conveyor belt for transporting soybeans. The Contiflex SW/Oil GK aims to reduce current system maintenance costs and extend service life. The conveyor belt is oil- and temperature-resistant, highly flame-resistant, and exhibits extremely low-stretch properties compared to conventional fabric-ply belts. The core of the belt consists of thin steel cables that are linked by steel cross wires to form a stable unit. Its elongation characteristics are between those of a fabric-ply belt and a steel cable belt. The Contiflex SW/Oil GK offers the soybean industry a belt that impressively lowers maintenance costs.

Hoses for oil extraction under extremely difficult conditions

Global energy demand and energy prices are increasing relentlessly. This means that it is now worth extracting oil and gas in places where extraction would have been uneconomical years ago. The Sea of Okhotsk is such an area. This small sea bordering the Pacific Ocean is rough and dangerous: it can freeze over, experience 20-meter high waves, strong gusts of wind, snowfall, poor visibility, and up to 1.5-meter thick ice sheets that move at a speed of around 1 to 2 knots. These are the conditions in which the American energy group ExxonMobile and Shell extract oil off Russia's Sakhalin Island. Part of their facility is a special device that allows the oil to be carried onto the tanker despite the frozen-over sea. The ContiTech company Dunlop Oil & Marine delivered special hose lines for this device.

Corporate Strategy

We make individual mobility safer and more comfortable. Performance is our passion. Creating value is our driving force.

As one of the world's leading international automotive suppliers, we focus on the handling performance of motor vehicles. Our products improve driving safety, driving dynamics, and ride comfort. We want to exploit market opportunities that result from the intelligent networking of key chassis components with the safety systems of motor vehicles. The special know-how in brake and safety electronics as well as tires provides us with a major competitive edge. Be it individual components, modules or entire systems – our products are geared to meet the needs of vehicle manufacturers. In addition, we offer our development know-how as a service.

Profitable growth

We operate in a demanding market environment in which we want to strengthen our future competitiveness by growing continuously and profitably. Innovative products, high quality, and competitive cost levels are essential for profitability. We pay special attention to sustained value creation for customers, suppliers, employees, and shareholders.

We want to achieve growth through our own strength as well as through selective acquisitions. We aim to achieve organic sales growth of approximately 5% each year. Acquisitions are to provide additional stimulus. Interesting acquisition objects are at present conceivable in five different areas: in the U.S.A. and Asia, we are looking to strengthen our electronics activities in the Automotive Systems division. For our two tire divisions we are searching for interesting additions in Asia as well. To strengthen the ContiTech division, we feel action must be taken in both North America and Asia.

Innovative products

We want to consolidate and extend our competitive position by continuously expanding our product range. In 2006, we again managed to do so with innovative products.

One prime example of adding to our product range is the telematics technology gained through the acquisition of the automotive electronics business from Motorola, making us the worldwide market leader in this product segment.

Telematics provide completely new possibilities of enhancing convenience and safety features in vehicles. The networking of communication, navigation, and data exchange options means, above all, that vehicle occupants can utilize hands-free systems and other electronic convenience products (e.g. navigation systems) or external information services. As an example, telematics systems provide the technical basis for sending an emergency call (eCall) after an accident, which transmits the location and seriousness of the accident directly to the emergency services departments. Today, more than 12 million vehicles are already equipped with telematics systems from Continental, of which the largest portion by far is to be found in the U.S.A. We believe that, in future, demand will increase sharply in Europe as well, since the European Commission aims to reduce the number of fatal accidents significantly and will therefore make eCall a mandatory feature.

We also see future areas of growth in the integration of telematics technology in our APIA (Active Passive Integration Approach) program for comprehensive vehicle safety. In this program, we are concentrating on developing systems that help prevent accidents and reduce the risks of injury if an accident cannot be prevented. This means that vehicles will be able to communicate with one another in the future, for example, and transmit any details regarding sources of danger to vehicles following along behind. Inter-vehicle communication can contribute significantly to accident prevention.

However, growth opportunities are not limited only to safety-related functions. New potential is also emerging in the convenience features provided by telematics systems. This primarily involves the wireless connection of portable devices such as cell phones, PDAs, or MP3 players with the vehicle's audio system. In light of this, we agreed on a strategic alliance with Microsoft in January 2007. Together, we will develop products that will help automotive manufacturers in the future to more quickly integrate electronic technologies for consumer devices into future vehicle platforms. For example, we will integrate Microsoft's Auto software into our next generation telematics interface, which will be incorporated into the Ford Sync™, an integrated communications system in Ford vehicles, during the course of the year. The system can also be voice-operated, making it easy for the driver to use his or her portable devices in the vehicle.

High quality

The quality of products at all stages in the production process has meanwhile taken on major significance in the automotive industry. In addition to the growing demands of vehicle purchasers, statutory provisions have become stricter and product liability requirements have increased.

As suppliers, we have to meet the quality standards specified by vehicle manufacturers in order to be considered a partner in the future as well. We achieve this by employing an efficient quality management system and continuous improvement processes. The numerous awards we received from our customers underscore the quality level that has been achieved and thus the success of our ongoing improvement efforts. For example, early in 2006 Continental Sime Tyres was presented the Best Delivery Performance Award for 2005 by Proton in special recognition of the speed with which deliveries were made to the Proton plant. ContiTech Vibration Control as well as Automotive Systems were cited by General Motors as Supplier of the Year. Furthermore, the Automotive Systems division was honored by Volkswagen do Brazil as Best Supplier in the product quality category.

Competitive cost levels

A central requirement for profitability and competitiveness is low cost levels. As a rule, automotive manufacturers expect their suppliers to reduce prices by about 3% to 5% each year. Therefore, cost awareness in all areas is of fundamental importance to us. This affects the design and technical features of our products as it does the selection of procurement sources for the necessary raw materials and components as well as the organization of the production, sales, and general management.

Our efforts to continuously reduce our costs are reflected above all in the profitability achieved in 2006. Significant increases in the prices of raw materials, particularly natural rubber, impacted earnings by €317 million compared with 2005. Despite this, we were again able to increase our operating result.

Positive market development

In car production, the strongest growth is expected in the field of electrical or electronic components in vehicles, whereby market research institutes assume that the automotive supplier industry will account for around 85% of future growth.

In view of our wide-ranging expertise in vehicle electronics and the continuously expanding fields of application, this trend opens up additional growth potential for our Company.

Production at low-cost sites

in %	Europe		Rest of the world	
	2006	2005	2006	2005
Automotive Systems*	26	23	52	52
Passenger and Light Truck Tires**	56	54	55	44
Commercial Vehicle Tires**	66	65	17	15
ContiTech*	18	17	41	36

* based on sales   ** based on units

In Europe as well as in the U.S.A., the safety of a vehicle is becoming an increasingly important factor for people buying automobiles. Surveys have shown that safety aspects rank between first and third in importance when buyers make their decision, depending on the country. In addition, there is an increasing number of governmental measures to improve safety on the roads. This development is particularly obvious in Europe with the European Commission's goal of reducing fatal accidents from around 40,000 in 2000 to half this number in 2010. Corresponding measures are also emerging in the U.S.A. In September 2006, the NHTSA (National Highway Traffic Safety Administration) in the U.S.A. recommended that Electronic Stability Control systems be made mandatory for all new passenger vehicles starting in 2011. We believe that this recommendation will be implemented as early as this year.

By focusing on driving safety, Continental is ideally poised to exploit this growth area, for instance with the telematics systems, our concepts for integrating active and passive safety components, Electronic Stability Control (ESC), and our high-performance brakes. Our tire activities are involved here as well. For example, the successful enhancement of winter tires and the improvement of our extended mobility systems significantly contribute to driving safety.

Additional growth potential for Continental is coming from the progressive globalization in the automotive industry. Now that automobile demand is more or less stagnant in industrial countries, manufacturers are increasing their presence in the new markets in Eastern Europe, Asia, and Latin America. In these regions, there have not only been increases in sales volumes but in production capacity as well. Furthermore, vehicle platforms are being used ever more often as a uniform basis for the models of the various brands produced by individual manufacturers. At the same time, individual car manufacturers are responding to the demand in developing and newly industrializing countries by creating low-cost cars with market prices significantly lower than the current price level for the small vehicles common in industrialized countries. Accordingly, such vehicles require straightforward solutions in terms of their components. For the automotive supplier industry, this means a steadily growing demand for vehicle components in Eastern Europe, Asia, and Latin America. These components must be manufactured at new local production sites, in some cases requiring the installation of new production processes. As a result, the demand for capital expenditure will increase, thus continuing to boost the consolidation process in the supplier industry. Particularly as regards these investment needs, we stand to benefit considerably from economies of scale, which will mean additional growth possibilities in the course of consolidation of the industry.

A systematic entrepreneurial approach

We are convinced that sustained profitable growth can be generated only in leading competitive positions. Therefore, only those business units that can achieve this position will remain part of the Continental Corporation in the long-term. For cases in which this cannot be achieved at a manageable level of business risk, we will aim to dispose of or discontinue the business area in question. Such decisions are based upon the investment volume required on the one hand, and the time it would take to achieve the desired leading competitive position on the other. This reasoning led to the sale in 2006 of the Stankiewicz business unit of ContiTech, which had been acquired with Phoenix AG in 2004. The North American OTR (Off-The-Road) tire activities of our Commercial Vehicle Tires division were also sold on July 31, 2006.

To avoid excessive exposure to the cyclical automotive sector, only about 60% of our consolidated sales are to be generated with this industry. This can only be achieved at inter-divisional level, given that the activities of our divisions are linked to the automotive industry to varying degrees.

As in 2005, business attributable to automotive original equipment accounted for 61% of sales in 2006; the replacement business and other areas, for example, the mining industry and the construction of machinery made up 39%.

In line with our cost-conscientious approach, we are constantly undertaking measures to expand the proportion of production, research and development, administration, and purchasing performed at low-wage locations. In 2006, we therefore made preparations to move a large share of our production capacity for foundation brake components from the Ebbw Vale plant in the UK to Zvolen in Slovakia. Furthermore, in the U.S.A. we suspended tire production indefinitely at the plant in Charlotte, North Carolina, and closed the plant in Mayfield, Kentucky. At the same time, we started up the production of passenger and truck tires at our plant in Camaçari, Brazil. ContiTech discontinued production of conveyor belts in Cologne and rubber-coated materials in Hamburg. Capacities were expanded in Hungary and Greece for the Conveyor Belt Group, in Romania for Fluid Technology, in Slovakia for Vibration Control and in Turkey and Mexico for Air Spring Systems.

Sales to the automotive industry in %


100
80
60
40
20
0
96
96
30
31
23
21
56
62
61
61
2006
2005
2006
2005
2006
2005
2006
2005
2006
2005
Automotive Systems
Passenger & Light Truck Tires
Commercial Vehicle Tires
ContiTech
Continental Corporation

Increase in ROCE


in € millions
ROCE in %
9,000
7,500
6,000
4,500
3,000
1,500
0
30
25
20
15
10
5
0
8,577.6
7,766.9
7,856.0
21.5
19.4
18.7
1,507.1
1,601.9
1,690.8
2005
2006
incl. the automotive electronics business acquired from Motorola
2006
excl. the automotive electronics business acquired from Motorola
Operating assets
EBIT
ROCE in %

Value management

Continental uses the percentage return on capital employed (ROCE) as a key performance indicator at all management levels. In addition, Continental Value Contribution (CVC) measures the absolute amount of value achieved and the change in absolute value over the previous year. This change in the absolute contribution measured by Delta CVC allows us to monitor the extent to which management units generate value-creating growth or employ resources efficiently.

Creating value for shareholders

Only sustained value creation for our shareholders will ensure a positive share price performance and therefore comparably low cost of capital and high enterprise value. With a return on capital employed of 18.7%, we were again able to create significant value for our shareholders. Before including the automotive electronics business acquired from Motorola, we had a ROCE of as high as 21.5%, thus maintaining the positive performance of the past in 2006 as well.

Employees

We give high priority to recruiting talented newcomers as well as training and fostering our employees.

Even more attractive as an employer

Continental was successful in intensifying its commitment as an attractive employer in 2006. We have 200 university ambassadors in the ambassador program worldwide, with ambassadors in China and Japan joining their ranks. Committed specialists and managers of the Company illustrated the broad range of development opportunities offered by Continental through lectures, visits, course audits, and presentations at over 100 events around the world. As a leading partner company in the "More Bachelors and Masters Welcome" initiative, which seeks to foster the reform of degree programs in Europe, Continental has placed greater emphasis on the advancement of interns and on trainee programs. Each year, we offer over 900 students from around the world internships during their course of study.

Expert career track successfully introduced

We have successfully introduced the expert career track with about 70 positions at our technology centers. Its purpose is to develop and enhance competitive knowledge in selected fields of technology that is difficult to recruit on the market, as well as to advance the corresponding experts and to commit them to the Company. Expert and management careers represent two equal, yet alternative career paths within our human resources development concept.

Global Engineering Excellence study completed

On Continental's initiative, scientists at eight prominent universities – the Swiss Federal Institute of Technology in Zurich, Switzerland, the Georgia Institute of Technology and Massachusetts Institute of Technology (both in the U.S.A.), Shanghai Jiao Tong University and Tsinghua University (both in China), Escola Politécnica of the University of São Paulo, Brazil, and the University of Tokyo, Japan – have authored a globally unique study, under the leadership of the Technical University of Darmstadt. The outcome of that study was groundbreaking recommendations for the future global education of engineers. Follow-up projects will be launched in 2007.

Dual degree programs accelerated as part of vocational training

In 2006, Continental provided vocational training for 1,536 people worldwide, including 1,230 in Germany. Around two-thirds of the trainees are learning technical and one-third commercial professions. Almost 250 of these are doing a dual traineeship and will graduate in most cases with a recognized bachelor's degree, entitling them to enter their professions. We are thus ensuring that, in the face of a growing shortage of specialists and engineers, we can fill open positions with our own graduates holding a bachelor's degree.

International development initiatives for future executives expanded

Under the aegis of the Corporation-wide human resources development concept, we hired around 70 talented, academically trained persons in 2006 specifically for our various divisional programs to promote up-and-coming talent, focusing on careers in research and development, manufacturing, and marketing. Around 60% of these new hires have a non-German background. We focus our approach on high potentials in order to ensure our continued international success through a sufficient number of junior managers.

In 2006, we managed to recruit approximately 1,300 graduates and 600 young professionals for our Company, around two-thirds of whom are engineers or scientists.

Focus on leadership quality again in 2006 – global employee survey "BASICS live" conducted

Following the completion in 2005 of BIX SIX RADAR, Continental's 360° feedback process for approximately 1,300 senior and middle executives, in 2006 we placed our focus on the global employee survey "BASICS live". Of the 71,000 targeted employees, an unusually high number of almost 80% participated. The goal was to find out in which areas the visions and values of Continental – The BASICS – can be optimized. The Company received excellent marks in many fields – also in comparison with other companies – especially with regard to quality orientation as well as supervisor/employee relationships. There are of course deficits, and in 2007, our attention will be concentrated on solving them accordingly.

Human resources development and training intensified in administration and plants

In 2006, we again systematically invested in staff development. We continue to stand by our maxim of life-long learning, especially in our plants. We expanded our offering of training and human resources development programs for various target groups, for example, the induction program for new plant employees and the "Corporate Entry" programs for new, highly educated employees. Our programs for on-the-job training and career models have been expanded. We have added, for example, the "Chamber of Industry and Commerce Specialist for Rubber and Plastics Technology" initiative for particularly high-potential individuals in the corresponding factories, giving these employees the opportunity to underpin their career progress at Continental with recognized qualifications that are also relevant on the external labor market.

Accompanying the introduction of the training agreement at ContiTech's German locations and in the tire divisions, we further accelerated the annual employee and performance reviews for plant employees in all countries. This is the foundation for personal qualification planning.

First Continental universities founded

Continental Universities were founded at locations that not only apply the staff development process in an exemplary manner, but in addition to having high-quality internal training programs, would also like to cooperate more closely with universities. Mexico and the Philippines were the first founder countries. Early in 2007, further Continental Universities were opened in Sibiu, Romania, and Mexico City, and other locations will follow in Germany and abroad. Offerings range from on-the-job Masters' programs and certified quality training, through to support in obtaining a high school diploma.

Pensions in Germany financed externally

In 2006, €630 million were transferred to the newly formed contractual trust arrangement Continental Pension Trust e.V. to fund pension obligations for employees and retirees.

While the respective companies remain liable for servicing both current and retired employee pension entitlements, the beneficiaries now enjoy additional protection in line with international standards in the event of corporate insolvency.

Pension and post-employment benefit management further optimized

In fiscal year 2006, we continued our policy of changing over from defined benefit to defined contribution systems. Those employees in the U.S.A. and in the UK who joined the Corporation as part of the acquisition of the automotive electronics business from Motorola have thus also been integrated into a defined contribution program.

In the U.S.A., all hourly workers in the Mount Vernon plant and all new staff in the Automotive Systems division are now also integrated in a defined contribution pension system. Following the changeover for salaried employees in 2005, this represents a further step towards harmonization and risk reduction for pension schemes.

Value-oriented remuneration implemented for all executives

In 2006, our value-oriented remuneration system was applied to approximately 1,300 lower-level executives worldwide, 700 of whom were in Germany. This system is now anchored throughout the management levels worldwide.

Its introduction was accompanied by detailed information on the Corporation's compensation policy. The goal was to enable executives to position their compensation within a range of comparable executive salaries.

Profit sharing raised again

The Corporation increased the employees' profit sharing payment in thanks for and recognition of their contribution to the Corporation's positive performance in fiscal year 2006. The increase amounts to between 14% and 33%, depending on the purchasing power in the individual countries. The total amount of profits shared with employees rose by more than €4 million to over €23 million. This discretionary payment is an important component of our performance-based compensation policy and supplements the well-established company or profit sharing models at the Corporation level.

Plants prepare for an increasing number of older workers

The general demographic development in many national economies will, of necessity, also be reflected at the Corporate level. Alongside a lack of technical and managerial talent, there will, at the same time, be a higher proportion of older employees. This represents a special challenge for our plants in particular. We have thus developed an all-inclusive concept to prepare our plants as well as the work force and managerial employees for the shifting and extended work biographies. This concept approaches the problem from the perspective of ergonomics, work organization, health management, qualification, personnel management and employee deployment. The stated goal is to enable our employees to continue creating value in our plants until they reach the age of retirement.

Our Company is tackling this matter not only for economic reasons but, more importantly, as an expression of our proactive social responsibility to our employees.

Environmental, safety, security, and health protection further developed

The protection of our employees' health and safe operating workflows are of elementary significance. For this reason, human resources work has centered on work safety, health protection, as well as fire prevention and corporate security, for years.

Our new, integrated protection concept aims to avoid incidents of any kind. Our philosophy: "We go for zero incidents." For example, 20% of our production facilities have in the meantime been accident-free for a year, and 10% of them nearly accident free.

The trends for accident rates and sickness absences in past years reflect the success of these consistent efforts. We have reduced the accident rate (number of accidents worldwide resulting in the loss of working-day equivalents per million hours worked) by 43% and the sickness absences by 37% since 2002.

Labor-cost management expanded

In 2006, programs for labor-cost reduction through the extension of working hours without pay increases were launched together with the works councils and unions at seven additional German locations. Programs launched to date at the German locations have contributed over €51 million annually to the reduction of labor costs.

Different activities were launched or implemented around the world at a large number of labor-cost conferences. An additional €12 million was saved in 2006 by way of measures to reduce absenteeism, fluctuations in variable and fixed costs, as well as through renegotiations with external service providers.

The deployment of temporary workers became a fixed element in the employment policy outside of Germany as well. In Eastern Europe, this is being increasingly seen as an important tool in compensating for order fluctuations. In Europe's high-wage countries, cross-divisional activities enabled almost €1 million in savings.

The number of temporary workers in the Corporation in 2006 compared to 2005 rose by 1,914 from 2,757 to 4,671, representing 5.5% of the total work force. In Germany, there were 1,024 temporary workers in 2005 and 1,719 in 2006, an increase of 695.

In addition, further measures were taken to expand employees' freedom to choose their own working hours and optimize pension management which led to a significant improvement in labor costs in all divisions in 2006.

Part-time employees

Of the more than 80,000 employees of Continental AG (excluding leased staff), 1.9% work part time. This represents about 5% of total salaried employees.

Environment

Continental's environmental management system was developed in 1992 and gradually implemented worldwide.

Our global environmental protection strategy is based on six principles, which serve as the guidelines and benchmark for all the Company's actions that affect the environment:

- We conserve natural resources.
- Environmentally friendly products are the basis of the Company's success in the long term.
- We take the ecological effects of our products during their entire life cycle into account, starting in the development phase.
- We continuously and systematically improve our products and production processes.
- All of Continental's employees feel obliged to protect the environment.
- Our environmental policy addresses the demands of our customers, our employees, our shareholders, our suppliers, and those actively participating in the social arena where we have operations.

Organization of environmental protection

At Continental, environmental protection is the responsibility of the "Corporate Quality and Environment" department, which reports directly to the member of the Executive Board in charge of environment and quality. This department develops the strategic environmental protection requirements that are implemented by the Corporation's divisions.

Our lean organization enables us to rapidly communicate and efficiently implement environmental protection measures. At the same time, the divisional structure of the environmental protection function ensures the necessary freedom for the specific ecological requirements in the Corporation's various business areas.

Certification

Continental introduced environmental management systems in the early 1990s. Our tire and ContiTech location in Korbach was the first company in the rubber industry to be tested for compliance with the European EMAS system in 1995. Locations in non-EU member states also committed themselves to the EMAS system at that time and now address the correspondingly high environmental requirements that apply to EU member states. Continental has been certified to ISO 14001 since this international standard was introduced in 1996.

Environmental impact of production

The manufacture of our products involves emissions in air and water and the creation of waste. A key task of the environmental protection department is to identify the impact on the environment caused by our production facilities and to take suitable measures upfront to reduce that impact. We laid the necessary organizational foundations for implementing this strategy at an early stage with our environmental management system.

Our product responsibility

The goal of forward-looking product development is to take appropriate measures to minimize a product's impact on humans and the environment. The research and development departments assume a central responsibility in this regard. In accordance with the Corporation's environmental policy, their work focuses in part on minimizing or avoiding environmental impact. A product stewardship team supports their development activities, contributing additional expertise in environmental protection and industrial hygiene to the development process, thus ensuring a holistic approach to product responsibility.

Certification status	Locations	Thereof ISO 14001 certified
Automotive Systems Division	52	39
ContiTech Division	74	39
Tire Divisions	15	14

Product responsibility extends over a product's entire life cycle, which comprises the raw materials used, development, production, use, and recycling when a product is no longer used. Manufacturers and customers share responsibility for a product: Continental is responsible for development and production according to the best possible standards to minimize the impact on health and the environment, while customers ensure that products are used responsibly and for their designated purpose.

Two examples illustrate our activities in relation to product responsibility:

The Automotive Systems division developed the "recycling pass" for vehicle manufacturers as well as recycling and dismantling facilities. This pass provides, on the one hand, detailed information about a product, and on the other hand, instructions for dismantling and recycling products in an environmentally friendly manner. In addition, the recycling pass enables us to continually improve recyclability when we design our products.

In many regions of the world, people are debating issues relating to air pollution, caused in part by industrialization and increased mobility. In some regions, there is already legislation that imposes traffic restrictions when certain pollution levels are reached. The question as to what role the tire plays arises time and again in this context. With the aim of making the current situation transparent, Continental and other major tire manufacturers are facing this task in a proactive manner.

In 2005, the world's largest tire manufacturers joined forces for a project to address the environmental and health protection issues relating to tires:

The World Business Council for Sustainable Development (WBCSD) is implementing this project on behalf of tire manufacturers. A committee of independent scientists is supporting the project, ensuring its neutrality and that the interests of the various stakeholders (politicians, society, customers, employees, environmental protection organizations) are considered. The project has a term of approximately five years and addresses two main issues:

- A qualified analysis of the role of tire wear in the occurrence of fine particulate matter and an assessment of its effects on the environment and human health. The first step is to obtain representative samples of tire wear, and here, it is essential that these are obtained under real conditions. In the next phase, the abraded tire material is to be clearly differentiated from the other types of particulate matter (road dust, brake and clutch wear, and soot from diesel and heating systems).

- An assessment of the effects of raw materials used in tire production and in the manufacture of technical products. The potential effects of different raw materials on the environment and human health will be examined in this subproject. A number of individual examinations will be performed to this end, using the tire wear matter gained, among other things. The substances examined include, for instance, vulcanization chemicals.

The above examples demonstrate that Continental's product responsibility extends throughout a product's entire life cycle. With this, we aim to minimize the impact on the environment when our products are being used. Ultimately, this concept of product responsibility allows customers to use products optimally and in an environmentally friendly manner, and thus to contribute to protecting the environment by taking responsibility themselves.





The four-piston fixed calipers contained in the High Performance Brake Kit consist of an exceptionally strong aluminum alloy with a hard-coated surface and painted finish.

Safe

With its ATE High Performance Brake Kit, Continental is the only manufacturer in the world to offer a high-performance retrofit brake and fixed caliper with trailing pads, providing superb benefits including a long service life and an improved level of comfort. The most impressive feature of the ATE High Performance Brake Kit, however, is its improved brake responsiveness, which enhances driving safety. Safety is the primary focus at Continental. Each day, we work to make individual mobility safer and more comfortable.

Economic Climate

The following information on inflation and growth rates for 2006 reflects the estimates available at the time this Annual Report went to print.

Macroeconomic development
The expectation of continued global growth expressed in our 2005 Annual Report proved to be accurate. As in prior years, countries in Asia and Eastern Europe saw above-average growth. Global GDP growth was up from 3.4% to 3.8% in 2006. In the Eurozone, the GDP rose to 2.7%, failing to keep pace with the global economic development. It improved significantly however compared with the previous year's figure of 1.5%.

Central banks in the main industrialized countries raised key rates several times against the backdrop of a higher rate of price increases and other factors.

Germany
With GDP growth of around 2.7%, Germany was able to catch up with the average growth rate of all Eurozone countries for the first time in several years and maintain its position as the top global exporter. This result is attributable to the improved competitiveness of German companies, among other factors. For example, automobile exports (cars and station wagons) grew by 2.53% to 3.8913 million units. In the second half of the year, increasing investment activity and a noticeable boost in previously stagnant consumer spending contributed to growth, which can be attributed in part to the VAT increase at the beginning of 2007. The inflation rate remained below 2% again in 2006. Bond market yields rose less year-on-year than anticipated by many experts. At the end of the year, the yield on ten-year government bonds was 3.95%, up more than 0.6% over the previous year.

Western Europe/Eurozone
In the year under review, GDP growth in the Eurozone rose to 2.7% (2005: 1.5%). Consumer prices increased by 2.2%, as was also the case in 2005. The European Central Bank's (ECB) target of 2% was thus again exceeded.

A positive economic outlook, strong money supply growth, and risks from a possible upward spiral due to rising prices and wages led the ECB to undertake several interest rate hikes. Overall, key rates increased by 1.25 percentage points to 3.5%.

Central and Eastern Europe
Growth in the Eastern European countries continued to be strong in 2006. Whereas in Slovakia robust economic growth of 7.5% (2005: 6.1%) went hand-in-hand with a marked increase in inflation to 4.4% (2005: 2.7%), Poland was spared this effect. Poland's growth rate increased from 3.3% to 5%, while inflation declined to 1.1% (2005: 2%). Eastern European currencies such as the Czech and particularly the Slovak koruna continued their 2005 rise against the euro, while the Polish zloty and the Hungarian forint remained at the previous year's level.

Russia
Russia also benefited from the rise in raw material prices in 2006, especially energy sources. As in the previous year, GDP rose by approximately 6.5%. Growth in Russia is driven not only by greater demand from abroad but, to an ever greater extent, by rising domestic demand. This suggests that the Russian economy is becoming ever more self-supporting and less dependent on stimulus from abroad.

America
The U.S.A. remained the growth driver for the world's economy, although the initial signs of a slowdown in growth were clearly evident in the second half of the year. The comprehensive interest rate increases by the U.S. Federal Reserve Bank, the softening of the real estate market, and rising energy prices put a damper on consumer spending, a key factor in the U.S. economy. The GDP growth rate at 3.3% hovered at the previous year's level, supported by robust corporate investments and further job growth. Consumer demand rose again by 3% and, as in 2005, resulted in sales of approximately 16,557 million passenger vehicles and light commercial vehicles (light vehicles). The inflation rate increased to 3.2%.

The U.S. Federal Reserve Bank raised key rates sharply in 2006. The policy of small interest rate increases lifted rates to 5.25% by the end of the year. Until mid-2004, the Fed Funds Rate had been 1.0%. Factors such as the expectation of a reduction in the interest rate gap between cash deposits in U.S. dollars and in euros led to a weakening of the U.S. dollar, particularly against the euro, during the course of the year. Weakening of the U.S. dollar against the euro led to a dollar-euro exchange rate of $1.31 at the end of 2006, compared with $1.18 at the end of 2005.

Latin America continued to profit from the increased demand for raw materials and positive global economic development. Growth amounted to just under 5% compared with 4.3% in 2005. Against the backdrop of declining interest rates, Brazil's currency did not continue to appreciate against the euro. It did appreciate against the U.S. dollar slightly.

Asia

Growth rates in East Asia remained above-average, with China again reaching a rate of over 10%. The high speed of expansion in Asia coupled with increasing export activity led to a situation in which several countries were able to build up their currency reserves substantially, thereby further increasing the stability of this region.

The demand for raw materials was up again, strengthening the price pressure. The lag in private consumption in Asia is becoming increasingly evident and has also resulted in increased demand for vehicles.

Japan has been experiencing an upswing since 2002. At around 2.5%, GDP growth was just below the previous year's level and was driven by increases in equipment spending. However, consumer spending has not benefited to date from this economic revitalization.

Industry development

The worldwide original equipment business with automobile manufacturers is the most important market segment for our Company as an international automotive supplier. However, the global original equipment market for commercial vehicles and the replacement markets for passenger, light truck, and commercial vehicle tires in Western and Central Europe and the NAFTA region are also significant. Within a macroeconomic setting, trends in these market segments were very different during the year under review.

Automobile production

The volume of vehicles produced worldwide is the key factor driving our original equipment business in the light vehicle segment (passenger and light commercial vehicles). At 66.3 million vehicles manufactured, 2006 saw an increase in this figure of 4.6% over 2005. This increase was significantly higher than assumed in our forecast and exceeded the previous year's figure as well. In 2005, the volume of vehicles produced worldwide only grew by 3.4%.

However, vehicle production in our key sales regions declined again in 2006. Output in Western Europe dropped by 1.2% to 15.9 million vehicles. In the NAFTA region, only 15.3 million units were produced in the light vehicle segment. Volume in this region was therefore down by 2.5% compared with 2005. Whereas we had projected a slight increase in Western Europe in our 2006 forecast, the signs of a downturn in the NAFTA region were already evident, although not to this extent. The decline in vehicle production in these two regions adversely affected our business.

Production in other sales regions rose again in 2006 compared with 2005. In Eastern Europe, output was up 16.7% to 4.9 million units. It rose by 7.1% to 3.0 million units in South America and by 10.3% to 25.6 million vehicles in Asia.

Commercial vehicle production

In 2006, the volume of commercial vehicles manufactured grew again, rising by 2.3 million units, or 4.5%, a figure that considerably exceeds the 2.2 million units we assumed in last year's forecast. Only South America failed to exceed production volume year-on-year.

Western Europe and the NAFTA region, which are particularly important sales markets for our Company, saw very satisfactory growth. Production in Western Europe rose by 4.2% to 480,000 units. In the NAFTA region, 650,000 vehicles were manufactured, equivalent to a gain of 10.2%. In both regions, actual production volumes significantly outperformed our expectations.

Eastern European commercial vehicle production totaled 140,000 units, up by 7.7% over the previous year's level.

In South America, the number of commercial vehicles produced dropped by 9.1% to 100,000 units. This trend was considerably weaker than we had forecast.

Asia saw a decline in the volume of commercial vehicles produced in 2005, but in 2006 this figure again rose by 20,000 units for growth of 2.1%.

Production of light vehicles** in millions of units	2006*	2005	2004	2003	2002
Western Europe	15.9	16.1	16.4	16.4	16.5
Eastern Europe	4.9	4.2	3.9	3.3	2.9
NAFTA	15.3	15.7	15.7	15.9	16.4
South America	3.0	2.8	2.5	1.9	1.9
Asia	25.6	23.2	21.5	20.0	18.5
Africa and Middle East	1.6	1.4	1.3	1.1	0.9
Total	**66.3**	**63.4**	**61.3**	**58.6**	**57.1**

Source: Global Insight *preliminary estimate **cars and light commercial vehicles (<6t)

Production of heavy vehicles** in K-units	2006*	2005	2004	2003	2002
Western Europe	480	460	430	380	360
Eastern Europe	140	130	120	90	80
NAFTA	650	590	490	360	360
South America	100	110	100	70	60
Asia	970	950	990	790	710
Total	**2,340**	**2,240**	**2,130**	**1,690**	**1,570**

Source: Global Insight *preliminary estimate **heavy vehicles (>6t)

Passenger tire replacement business

In the passenger tire replacement business, which also includes light truck and 4x4 tires, our most important markets are in Western and Central Europe and in the NAFTA region. Business in the NAFTA region was not as strong in 2006 as in 2005.

The number of passenger tires sold rose to 257.1 million units in Western and Central Europe. This represents an increase of 3.2% compared with 2005. In the NAFTA region, sales figures dropped to their lowest point in 15 years. Compared to 2005, sales volumes for passenger and light truck tires declined 3.1% to 266.6 million tires in 2006. Since the market volume in the NAFTA region had increased consistently in previous years, our forecast assumed a further rise in the number of passenger tires sold in 2006.

Truck tire replacement business

Volume in the markets of Western and Central Europe and in the NAFTA region is also particularly important for our truck tire replacement business. In 2006, the volume of Western and Central European markets rose by 2.8% to 11.1 million units. By contrast, the number of truck tires sold in the NAFTA region decreased by 1.4% to 20.9 million units. We had expected a slight increase in market volume.

Replacement sales of passenger, light truck and 4x4 tires

in millions of units	2006	2005	2004	2003	2002
Western and Central Europe*	257.1	249.2	242.8	231.9	221.4
NAFTA**	266.6	275.0	269.4	262.1	257.8

* Sources: ERMC and own surveys, no comparable data available for Eastern Europe

** Sources: RMA, RAC, PricewaterhouseCoopers

Replacement sales of truck tires

in millions of units	2006	2005	2004	2003	2002
Western and Central Europe*	11.1	10.8	11.3	11.3	10.9
NAFTA**	20.9	21.2	20.0	18.9	18.1

* Source: ERMC, no comparable data available for Eastern Europe

** Sources: RMA, RAC, PricewaterhouseCoopers, Mexico Rubber Association

Markets for raw materials

Developments on numerous markets for raw materials in 2006 were mixed. In the first six months, the prices of many raw materials soared to record levels. As in the previous year, this development was caused primarily by speculation, the political situation in the Near and Middle East, and strong demand by China. On the whole, these developments on raw materials markets put additional pressure on our business.

Natural rubber, which is traded on the Singapore and Tokyo commodity exchanges, is an extremely important single raw material for the Continental Corporation, particularly for the tire divisions. The natural rubber exchanges were also affected by the general strong price pressure on the markets for raw materials. In the first six months of the year, the price of natural rubber rose almost daily, reaching a new historical high of $2,452 per ton on June 30. In the course of the second half of the year, the price of natural rubber had dropped to approximately $1,500 per ton by early December. During December, the price again rose to $1,850 per ton. Continental buys various types of natural rubber, primarily in Thailand, Malaysia and Indonesia. The price trend tends to be stable. For instance, on December 29, 2006, natural rubber type TSR 20 was listed on the Singapore exchange SICOM at $1,830 per ton. A ton of natural rubber (TSR 20) cost an average of $1,945 in 2006 compared to $1,386 in the previous year. This corresponds to a price increase of around 40%.

In addition to natural rubber, which we use directly, crude oil is the most important base for many of the materials used in production, such as synthetic rubber, carbon black, and chemicals. In some cases, multi-stage production processes that are carried out by our suppliers stand between the crude oil and the materials procured by Continental. The crude oil market in 2006 was dominated by rising prices for the fourth year in a row. The price for crude oil hit another all-time high of just under $80 per barrel in early August, following a steady increase during the first seven months of the year. In the second half of the year, the price of crude oil settled down to around $60 per barrel. On December 29, 2006, crude oil (WTI, West Texas Intermediate) was priced at $60.85 per barrel. The average cost for crude oil rose by 17% over the prior year.

Metals, which we only buy in a highly processed form, such as formed and machined parts, are another base material for production. Following the substantial price increases for crude steel in 2004, the situation stabilized further in the year under review, as in the previous year. Both the supply situation at our suppliers and prices eased slightly during the year.

Earnings and Financial Position

- Sales up 7.6%;
- Sales rise by 5.8% before consolidation and exchange rate changes;
- Earnings improve 6.3%;
- Adjusted EBIT up 6.4%

Procurement
We were able to soften the effects of the raw material price increases by further expanding Corporate-wide purchasing activities for material groups and services that are traditionally obtained at a local level. In addition, global purchasing activities were expanded by reintensifying our purchasing presence in our key procurement markets, particularly Asia. Price increases for the various raw materials procured by Continental amounted to about €317 million in total. Continental's purchasing volume rose by 11.5% to €9.7 billion (2005: €8.7 billion).

Research and development
Research and development (R&D) expenses rose by €87.6 million or 14.9% year-on-year to €677.0 million (2005: €589.4 million), or 4.5% of sales (2005: 4.3%). The increase is primarily due to R&D expense in the Automotive Systems division, which resulted chiefly from consolidation effects amounting to €56.3 million following our acquisition of the automotive electronics business from Motorola.

In the Automotive Systems division, intangible assets from development activities are recognized in connection with the initial product development in the original equipment business. Costs are capitalized as of the point in time at which we have been nominated as a supplier by the original equipment manufacturer and have successfully fulfilled a specific pre-release stage. Capitalization ends with the approval for unlimited series production. The costs of customer-specific applications, pre-production prototypes, and testing for products already being sold, continue to be expensed as incurred. Capitalized development expenses are amortized over a useful life of three years, using the straight-line method. The assumed useful life reflects the time in which an economic benefit is likely to be achievable from these development projects.

The requirements for capitalizing intangible assets from development activities (IAS 38) in the ContiTech, Passenger and Light Truck Tires, and Commercial Vehicle Tires divisions were not met.

Trends in prices


Natural rubber
Crude oil
240
200
160
120
80
40
0
2002
2003
2004
2005
2006

Research and development expenses	in € millions		% of sales	
	2006	2005	2006	2005
Automotive Systems	476.7	384.9	8.0	7.4
Passenger and Light Truck Tires	105.2	103.8	2.2	2.3
Commercial Vehicle Tires	42.7	40.5	2.9	2.9
ContiTech	52.4	60.2	1.8	2.1
Other/consolidation	–	–	–	–
Continental Corporation	**677.0**	**589.4**	**4.5**	**4.3**

Continental Corporation in € millions	2006	2005	Change in %
Sales	14,887.0	13,837.2	7.6
EBIT	1,601.9	1,507.1	6.3
ROS (%)	10.8	10.9	
Operating assets	8,577.6	7,766.9	10.4
ROCE (%)	18.7	19.4	
Net income attributable to the shareholders of the parent	981.9	929.6	5.6
Earnings per share (in €)	6.72	6.38	5.3
Capital expenditure[1]	805.0	871.8	-7.7
Depreciation and amortization[2]	699.6	741.8	-5.7
EBITDA	2,301.5	2,248.9	2.3
Number of employees at the end of the year[3]	85,224	79,849	6.7
Adjusted sales[4]	14,293.1	13,521.1	5.7
Adjusted EBIT[5]	1,682.9	1,581.2	6.4
Adjusted ROS (%)	11.8	11.7	

[1] Capital expenditure on property, plant, equipment and software

[2] Excluding write-downs of investments

[3] Excluding trainees

[4] Before changes in the scope of consolidation

[5] Before changes in the scope of consolidation and special effects

Sales in € millions	2006	2005	Change in %
Automotive Systems	5,994.4	5,230.6	14.6
Passenger and Light Truck Tires	4,693.6	4,444.6	5.6
Commercial Vehicle Tires	1,468.3	1,379.2	6.5
ContiTech	2,868.7	2,894.2	-0.9
Other/consolidation	-138.0	-111.4	
Continental Corporation	**14,887.0**	**13,837.2**	**7.6**

The breakdown of the consolidated sales by the individual regions is as follows:

Sales by region in %	2006	2005
Germany	32	34
Europe excluding Germany	37	36
NAFTA	21	20
Asia	7	7
Other countries	3	3

EBIT	in € millions		% of sales	
	2006	2005	2006	2005
Automotive Systems	532.2	570.1	8.9	10.9
Passenger and Light Truck Tires	650.9	669.0	13.9	15.1
Commercial Vehicle Tires	136.2	153.0	9.3	11.1
ContiTech	318.6	160.4	11.1	5.5
Other/consolidation	-36.0	-45.4	—	—
Continental Corporation	**1,601.9**	**1,507.1**	**10.8**	**10.9**

Adjusted EBIT[1]	in € millions		% of sales	
	2006	2005	2006	2005
Automotive Systems	639.2	598.5	11.7	11.4
Passenger and Light Truck Tires	654.8	659.4	14.0	14.8
Commercial Vehicle Tires	112.5	109.7	7.7	8.3
ContiTech	312.4	259.0	11.1	9.8
Other/consolidation	-36.0	-45.4	—	—
Continental Corporation	**1,682.9**	**1,581.2**	**11.8**	**11.7**

[1] Before changes in the scope of consolidation and special effects

Sales up 7.6%;
Sales rise 5.8% before consolidation and exchange rate changes

Consolidated sales in 2006 rose by 7.6% compared with the same period of the previous year to €14,887.0 million (2005: €13,837.2 million).

The Roulunds Rubber Group contributed €45.3 million to sales (starting May 2006), and the automotive electronics business acquired from Motorola €528.4 million (starting July 2006). This was partly offset by the sales lost through the disposal of the Sealing Systems and Stankiewicz business units, as well as the North American off-the-road (OTR) tire operations.

Before changes in the scope of consolidation and exchange rate effects, consolidated sales increased by 5.8%; all divisions were able to outperform 2005: Automotive Systems by 4.8%, Passenger and Light Truck Tires by 5.3%, Commercial Vehicle Tires by 10.5%, and ContiTech by 6.9%.

The change in sales by region is primarily due to changes in the scope of consolidation. The relative increase in the NAFTA region is chiefly due to the automotive electronics business acquired from Motorola, which has most of its sales volume in this region.

Earnings improve 6.3%; Adjusted EBIT up 6.4%

The consolidated operating result (EBIT) increased by €94.8 million over the previous year to €1,601.9 million, a rise of 6.3% (2005: €1,507.1 million). The return on sales fell slightly to 10.8% (2005: 10.9%). Roulunds contributed €2.0 million to EBIT. The automotive electronics business acquired from Motorola reduced EBIT by €88.9 million. Before including the results of the automotive electronics business acquired from Motorola, the return on sales amounts to 11.8%. Before changes in the scope of consolidation and special effects, EBIT rose by €101.7 million or 6.4% to €1,682.9 million (2005: €1,581.2 million). The adjusted return on sales was 11.8% (2005: 11.7%).

The return on capital employed (ROCE) for the Continental Corporation was 18.7% (2005: 19.4%). Before including the automotive electronics business acquired from Motorola (full capital-employed basis but only six months of EBIT since acquisition), the ROCE amounted to 21.5%. Before changes in the scope of consolidation, all divisions contributed to absolute value creation, i.e., a positive Continental Value Contribution (CVC), in 2006.

In 2006, net income was again impacted by higher raw material prices. Above all, increased costs for natural rubber and oil-based raw materials such as carbon black, chemicals, and synthetic rubber totaling approximately €317 million impacted EBIT. These costs were compensated to a great extent with efficiency gains, price increases, and an improved product mix.

Special effects in 2006

At the end of 2006, all hourly workers in the U.S. tire operations and retirees were notified that their maximum amount of medical coverage would be reduced further starting at the beginning of 2007. As a result of this change, these beneficiaries now have a standard level of medical coverage. These plan amendments resulted in a release of provisions for post-employment obligations of €108.8 million.

In line with growth rates in the passenger tire market, that fell short of our overall planning, staffing levels at the Hanover-Stöcken plant will gradually be reduced by roughly 10% by the end of 2007. This specifically affects passenger and light truck tires production, which is being phased out. The provision from the prior termination benefits was increased by €0.6 million in 2006, following the completion of the negotiations.

The restructuring at the tire plant in Charlotte, North Carolina, U.S.A., resulted in total expenses amounting to €48.4 million in 2006. Other restructuring at Continental Tire North America occurred at the Mayfield, Kentucky, plant, which only manufactured semi-finished parts for tire production. The facility was closed on February 1, 2007, for which expenses in the amount of €37.8 million were recognized in 2006. This also included an impairment loss of €1.2 million to write-down the real estate to the expected realizable value.

In view of the continued shortfalls to process-efficiency targets and the related operating results, property, plant, and equipment at the San Luis Potosí plant in Mexico was written-down as impaired in the amount of €18.7 million (2005: €31.0 million). This related mainly to capital expenditures made in 2006 that could not be recognized according to IFRS impairment principles, in excess of their net realizable value, rather than their replacement cost.

On July 31, 2006, we sold our North American OTR tire operations to Titan Tire Corporation, a leading supplier in the OTR tire business. The disposal gave rise to a gain of €19.1 million.

We will transfer production capacity from the Ebbw Vale, UK, plant to our plant in Zvolen, Slovakia, in order to improve the cost structure in the Foundation Brakes unit of the Automotive Systems division. This led to restructuring expenses in the amount of €28.0 million in 2006.

Provisions of €9.9 million set aside in connection with pending legal claims made by former employees relating to the shutdown of the Automotive Systems division's plant in Gretz, France, were released after these claims were finally dismissed in 2006.

At the end of 2006, the decision was made to abandon a leased facility outside Detroit, Michigan, U.S.A. as of 2007. This facility was obtained as part of the acquisition of the automotive electronics business from Motorola. The related lease agreement does not expire until the end of 2025. At the end of 2006, it was estimated that the ongoing leasing costs would not be fully covered by subleasing the building. This is because of likely deductions as well as lost rent for the portions of the building that cannot be leased in finding several subtenants, as well as lost surcharges for lessee installations amortized over the rental agreement. Provisions amounting to €11.5 million were set up accordingly. Furthermore, leasehold improvements were impaired in the amount of €1.9 million.

Integration expenses amounting to €10.5 million arose in conjunction with the automotive electronics business acquired from Motorola, primarily for employee incentives and for the use of Motorola, Inc., IT systems. As part of the long-term production strategy of the Automotive Systems division, all plants are subject to continuous review for productive and technical efficiency and their cost structure. As a result of the high production costs in the French plant in Angers and U.S. plants in Elma, New York, and Seguin, Texas, production cannot be maintained at these plants. This led to restructuring expenses totaling €56.3 million, including impairment charges of €10.7 million.

The first-time consolidation of Roulunds Rubber Group led to a gain of €12.9 million from an excess interest in the net assets. Restructuring expenses may be incurred in this connection in the future.

The investment in Sandusky Ltd. was fully recognized as an impairment loss in the amount of €3.7 million as a result of the company filing for bankruptcy.

In the year under review, there were various minor special effects in the ContiTech division which impacted earnings, such as restructuring, totaling €8.5 million.

Special effects in 2006 resulted in a loss of €75.2 million for the Corporation.

Special effects in 2005

In 2005, the defined benefit pension plans for U.S. employees were frozen and converted to defined contribution plans. This led to a one-time reversal of previously recognized provisions amounting to €26.6 million, due largely to the fact that salary increases are no longer relevant. The further reversal of post-employment obligations in the U.S.A. in 2005 added €108.1 million to EBIT.

In 2005, the goodwill impairment test for the Electric Drives business unit, within the Automotive Systems division, led to a recognition of impairment losses in the amount of €36.6 million, largely due to the earnings level. Accordingly, the goodwill assigned to that business unit of €21.8 million was written off and the remaining excess impairment was allocated pro rata to the other fixed assets.

Due to the inability to achieve process efficiencies and the related operating results in North America, impairment losses in the amount of €27.0 million were recognized on property, plant, and equipment for passenger and light truck tire production at the Mt. Vernon, Illinois, plant in the U.S., and in the amount of €31.0 million at the San Luis Potosí plant in Mexico. Production of passenger and light truck tires was scaled down and the work force reduced by 186 employees at the Charlotte plant in the U.S.A., which had no significant impact on earnings. In addition, property, plant, and equipment for passenger and light truck tire production at the Charlotte plant was written down as further impaired in the amount of €7.6 million in 2005, and property, plant, and equipment at the Mayfield plant in the amount of €1.0 million.

As part of the integration of the Malaysian tire plants, it was committed to limit the production of passenger and light truck tires to one plant as of the second half of 2006. This led to impairment losses in the amount of €2.2 million.

In 2005, the impairment loss of €1.7 million for the bias-ply tire production at a plant in Malaysia was more than offset by the €3.2 million reversal of a previous expected impairment loss for OTR tire production at the Bryan, Ohio, plant in the U.S.A.

The gradual discontinuation of passenger and light truck tire production at the Hanover-Stöcken plant by the end of 2007 resulted in termination benefits in 2005 and impairment losses amounting to €13.8 million.

A loss of €25.6 million was realized on the disposal of the Sealing Systems business unit as of October 1, 2005. The ContiTech division's EBIT for 2005 was impacted by further restructuring costs of €52.4 million, primarily relating to Sealing Systems and Phoenix.

At the end of 2005, it was resolved to sell the Stankiewicz business unit. Although the sale process had not yet been completed, a loss on disposal of €25.0 million was fully recognized, and the assets were separately shown as held for sale, along with the related liabilities.

Special effects in 2005 resulted in a loss of €86.0 million for the Corporation.

Net interest expense

At €110.6 million, interest expense rose by €6.2 million compared with the previous year (2005: €104.4 million).

Lower indebtedness, which had already declined substantially in 2005, continued to have a positive effect on the consolidated net interest expense in the first six months of 2006. In the second half of 2006, the first payment as part of a contractual trust arrangement (CTA) for pension obligations in Germany as well as the refinancing of the purchase price for the automotive electronics business acquired from Motorola led to higher indebtedness and, accordingly, higher interest expense.

Unlike in 2005, there were no early repurchases of bonds in 2006 and accordingly no related special effects. Conversely, the bonds issued by Continental Rubber of America were allowed to fall due according to the terms in 2006. In July 2006, private placements were made under the existing debt issuance program for a total of €137.9 million. In 2005, an amount of €30.0 million of the €500 million Continental Rubber of America eurobond issued in 1999 was repurchased before maturity, and the related interest-rate and currency swaps were also settled in the same notional amount. In addition, a nominal amount of €42.7 million of the bond issued by Continental AG in 2001 originally totaling €500 million was repurchased. The repurchases led to expenses amounting to €6.8 million.

The negative effects of exchange rate changes for amounts receivable and liabilities payable in foreign currencies had a strong impact on the net interest expense in 2006. Changes in the market value of related derivative instruments partly compensated these effects.

Interest expense in 2006 reflects a total of €3.8 million in payments to the minority shareholders in Phoenix AG (2005: €4.4 million). These payments were recognized in interest expense because of the related management and profit and loss pooling agreements.

Tax expense

Tax expense increased by €36.2 million to €486.7 million (2005: €450.5 million) primarily due to the increase in earnings compared to 2005. This corresponds to an effective tax rate of 32.6% (2005: 32.1%). The increase in the effective tax rate mainly reflects the effects of deferred tax assets not recognized for restructuring measures. Further special effects from prior years as well as the first-time recognition of certain deferred tax assets could not compensate this effect.

Net income attributable to the shareholders of the parent

The net income attributable to the shareholders of the parent increased by €52.3 million, or 5.6%, to €981.9 million (2005: €929.6 million). This corresponds to earnings per share of €6.72 (2005: €6.38).

Operating assets

The consolidated operating assets increased by €810.7 million to €8,577.6 million compared with year-end 2005 (€7,766.9 million). The increase primarily resulted from the acquisition of the automotive electronics business from Motorola, which increased operating assets by €841.7 million at initial consolidation. Further changes in the scope of consolidation, such as the disposal of the Stankiewicz Group, reduced operating assets by €110.7 million. Other reductions were attributable to exchange rate effects totaling €160.3 million.

Non-current operating assets rose by a total of €631.7 million to €5,715.3 million (2005: €5,083.6 million). This includes goodwill amounting to €332.8 million from the automotive electronics business acquired from Motorola and the increase in property, plant, and equipment by a total of €281.2 million, €235.6 million of which relates to changes in the scope of consolidation. Capital expenditures exceeded depreciation and amortization expense by €126.1 million. The increase in other intangible assets is due primarily to changes in the scope of consolidation.

Reconciliation of EBIT to net income in € millions	2006	2005	Change in %
Automotive Systems	532.2	570.1	-6.6
Passenger and Light Truck Tires	650.9	669.0	-2.7
Commercial Vehicle Tires	136.2	153.0	-11.0
ContiTech	318.6	160.4	98.6
Other/consolidation	-36.0	-45.4	–
EBIT	**1,601.9**	**1,507.1**	**6.3**
Net interest expense	-110.6	-104.4	-5.9
Earnings before income taxes	**1,491.3**	**1,402.7**	**6.3**
Income taxes	-486.7	-450.5	-8.0
Net income	**1,004.6**	**952.2**	**5.5**
Minority interests	-22.7	-22.6	-0.4
Net income attributable to the shareholders of the parent	**981.9**	**929.6**	**5.6**
Earnings per share (in €)	6.72	6.38	5.3

Operating assets	in € millions		ROCE in %	
	Dec. 31, 2006	Dec. 31, 2005	2006	2005
Automotive Systems	3,863.0	3,099.7	13.8	18.4
Passenger and Light Truck Tires	2,615.7	2,488.2	24.9	26.9
Commercial Vehicle Tires	844.1	833.7	16.1	18.4
ContiTech	1,231.9	1,318.2	25.9	12.2
Other/consolidation	22.9	27.1	–	–
Continental Corporation	**8,577.6**	**7,766.9**	**18.7**	**19.4**

Deferred pension charges decreased by €42.1 million mainly because of additional pension claims from the suspension of tire production at the plant in Charlotte, North Carolina, U.S.A.

Working capital increased by €259.2 million to €2,499.8 million, of which €152.7 million is related to changes within the scope of consolidation. Exchange rate changes had an offsetting effect amounting to €80.3 million. In addition, working capital increased through raw material prices.

Capital expenditure

Additions to property, plant, and equipment and software totaled €805.0 million, down €66.8 million on the previous year (€871.8 million) and amounted to 5.4% (2005: 6.3%) of sales.

Capital expenditure in the Automotive Systems division amounted to 6.0% (2005: 6.8%) of sales. Automotive Systems invested mainly in new technologies for electronic brake and safety systems. Production capacities at low-cost locations in Europe, South America and Asia were also expanded. There were capital expenditures totaling €11.9 million during the second half of 2006 for the automotive electronics business acquired from Motorola.

The capital expenditure in the Passenger and Light Truck Tires division fell to 5.2% (2005: 6.6%) of sales and in the Commercial Vehicle Tires division to 6.2% (2005: 8.6%). The Tire divisions continued to increase capacity at their low-cost locations. Here, the main priority was the new tire plant in Camaçari, Brazil, which started producing passenger and truck tires in 2006.

Capital expenditure in the ContiTech division amounts to 3.7% (2005: 3.4%) of sales. ContiTech expanded production capacities in Romania, China and Mexico. Furthermore, investment was made to increase the efficiency of production processes at the German plants.

Capital expenditure	in € millions		% of sales	
	2006	2005	2006	2005
Automotive Systems	359.4	357.0	6.0	6.8
Passenger and Light Truck Tires	244.5	291.9	5.2	6.6
Commercial Vehicle Tires	91.3	118.9	6.2	8.6
ContiTech	105.7	98.8	3.7	3.4
Other/consolidation	4.1	5.2	–	–
Continental Corporation	**805.0**	**871.8**	**5.4**	**6.3**

Depreciation and amortization	in € millions		% of sales	
	2006	2005	2006	2005
Automotive Systems	301.6	282.0	5.0	5.4
Passenger and Light Truck Tires	220.1	259.1	4.7	5.8
Commercial Vehicle Tires	67.5	69.4	4.6	5.0
ContiTech	111.2	128.0	3.9	4.4
Other/consolidation	-0.8	3.3	–	–
Continental Corporation	**699.6**	**741.8**	**4.7**	**5.4**

Depreciation and amortization

Total depreciation and amortization fell by €42.2 million to €699.6 million (2005: €741.8 million), corresponding to 4.7% (2005: 5.4%) of sales. In 2006, €38.2 million (2005: €107.1 million) in impairment losses were recognized.

Consolidated balance sheets

At €10,853.0 million (2005: €10,547.7 million), **total assets** were up €305.3 million, due primarily to the acquisition of the automotive electronics business from Motorola. The higher total assets in conjunction with higher consolidated sales, which increased by €1,049.8 million, resulted in a capital turnover of 1.4 (2005: 1.3).

Non-current assets rose by €684.1 million to €5,877.9 million (2005: €5,193.8 million). The rise was primarily a result of the increases in property, plant, and equipment and intangible assets. Goodwill increased €332.8 million in conjunction with the automotive electronics business acquired from Motorola and declined at the end of the year as a result of exchange rate effects. Other intangible assets increased by €98.9 million to €221.8 million (2005: €122.9 million) and property, plant, and equipment increased €281.2 million to €3,549.0 million (2005: €3,267.8 million). The rise in other intangible assets totaling €98.9 million was mainly related to customer relationships and technical know-how recognized on the acquisition of the automotive electronics business from Motorola. This acquisition also led to an increase in property, plant, and equipment of €236.4 million, mainly for the production sites. Deferred tax assets increased from higher losses carried forward as well as from the first-time recognition of tax assets. However, the deferred taxes were not increased for the losses resulting from the restructuring and integration of the automotive electronics business acquired from Motorola, both in France and in the U.S.A., as these are not sufficiently likely to be realized. The deferred pension charges were almost halved due mainly to additional pension claims from the suspension of tire production at the plant in Charlotte, North Carolina, U.S.A.

At €4,975.1 million (2005: €5,353.9 million), **current assets** declined by €378.8 million, above all, due to the decrease in cash and cash equivalents following the acquisition of the automotive electronics business from Motorola and the funding of pension obligations in Germany as part of the CTA. The reduction of the assets held for sale related to the disposal of the Stankiewicz Group at the start of the second quarter of 2006. This reduction was offset by higher inventories of €178.6 million to €1,597.2 million (2005: €1,418.6 million) and €225.7 million more trade accounts receivable to

€2,340.3 million (2005: €2,114.6 million). These increases reflect the changes in the scope of consolidation and operational growth. The higher amount for other financial assets reflects outstanding reimbursements from the acquisition of the automotive electronics business from Motorola, particularly due to an agreed level of current assets not being transferred, as well as from the acquisition of the remaining shares of Barum Centrum Prague, a tire retail group in the Czech Republic.

Total equity increased by €914.9 million to reach €4,709.9 million (2005: €3,795.0 million) mainly due to the 2006 earnings totaling €981.9 million and due to effects from bond conversions to shares for €20.9 million. This was offset by the dividend payout for fiscal 2005 totaling €145.9 million. The currency translation of net assets in foreign locations increased total equity by €24.1 million.

Non-current liabilities declined by €631.9 million to €2,156.8 million (2005: €2,788.7 million), particularly due to the decrease in provisions for pensions and similar obligations. This resulted, on the one hand, from the €630.0 million funding of pension obligations in Germany as part of the CTA and, on the other hand, from further plan amendments of post-employment benefit obligations in the U.S.A. This was offset by the increase in the long-term portion of indebtedness, in part from the issue of bonds by CROA totaling €137.9 million in July 2006.

Consolidated Balance Sheets

Assets in € millions	Dec. 31, 2006	Dec. 31, 2005
Goodwill	1,717.8	1,423.8
Other intangible assets	221.8	122.9
Property, plant, and equipment	3,549.0	3,267.8
Investments in associates	121.9	122.7
Other investments	15.4	9.3
Deferred tax assets	141.4	98.6
Long-term derivative instruments	20.3	10.2
Other long-term financial assets	46.4	51.1
Deferred pension charges and other assets	43.9	87.4
Non-current assets	**5,877.9**	**5,193.8**
Inventories	1,597.2	1,418.6
Trade accounts receivable	2,340.3	2,114.6
Other short-term financial assets	126.9	51.6
Other assets and income tax receivable	312.5	300.0
Short-term derivative instruments and interest bearing investments	12.8	62.4
Cash and cash equivalents	571.1	1,273.8
Assets held for sale	14.3	132.9
Current assets	**4,975.1**	**5,353.9**
Total assets	**10,853.0**	**10,547.7**
Capital turnover	**1.4**	**1.3**

Total equity and liabilities in € millions	Dec. 31, 2006	Dec. 31, 2005
Common stock	375.1	373.4
Capital reserves	1,340.1	1,307.8
Retained earnings and other reserves	2,755.6	1,893.0
Minority interests	239.1	220.8
Total equity	**4,709.9**	**3,795.0**
Provisions for pension liabilities and other post-employment benefits	525.6	1,298.0
Deferred tax liabilities	189.1	159.5
Long-term provisions for other risks	333.2	354.0
Long-term portion of indebtedness	1,082.1	942.3
Other liabilities	26.8	34.9
Non-current liabilities	**2,156.8**	**2,788.7**
Trade accounts payable	1,465.9	1,322.1
Income tax payable	381.6	340.8
Short-term provisions for other risks	533.7	462.3
Indebtedness	703.1	897.3
Other short-term financial liabilities	565.4	536.7
Other liabilities	336.6	362.7
Liabilities related to assets held for sale	—	42.1
Current liabilities	**3,986.3**	**3,964.0**
Total equity and liabilities	**10,853.0**	**10,547.7**
Gearing ratio in %	**25.1**	**13.0**

Current liabilities increased by €22.3 million to €3,986.3 million (2005: €3,964.0 million), primarily due to the increase in trade accounts payable, higher income taxes due to the improved results, and the restructuring measures associated with the acquisition of the automotive electronics business from Motorola. The significant reduction in short-term indebtedness had an offsetting effect. The liabilities related to assets held for sale declined as a result of the disposal of the Stankiewicz Group.

Reconciliation of cash flow

At €823.1 million (2005: €1,538.2 million), net cash flow provided by operating activities was down €715.1 million and reached 5.5% of sales (2005: 11.1%), particularly due to contributions to the CTA totaling €630.0 million. Furthermore, the increase in working capital over 2005 led to cash flow used in operations totaling €68.7 million.

Free cash flow declined by €1,286.1 million to -€641.1 million (2005: €645.0 million). This is primarily due to the payment of €756.7 million for the acquisition of the automotive electronics business from Motorola, for which a purchase price refund is still outstanding, as well as the aforementioned contributions to the CTA totaling €630.0 million. Before these two effects, there was a free cash flow of €745.6 million, €100.6 million higher than in 2005.

Following the dividend payment of €145.9 million for 2005 and taking into account exchange rate effects, net indebtedness — at €1,181.0 million — was €687.8 million higher in comparison to year-end 2005 (€493.2 million). As a result, the gearing ratio is 25.1% (2005: 13.0%).

Indebtedness

At €1,785.2 million, gross indebtedness was down €54.4 million from €1,839.6 million in 2005.

Bonds declined €228.1 million to €852.4 million (2005: €1,080.5 million). This is due to the repayment of bonds totaling €355.3 million issued by Continental Rubber of America in mid-2006, which were only partially refinanced by the issue of new bonds. In addition, €22.1 million of the convertible bond issued by Conti-Gummi Finance B.V. was converted into shares of Continental AG in 2006.

Liabilities to banks increased by €155.4 million to €771.9 million (2005: €616.5 million). At the end of 2006, the €1.5 billion syndicated euroloan was drawn upon by Continental AG in the amount €400 million. This was offset by principal repayments and the repayment of specific loans.

The **other financial liabilities** increased by €18.3 million to €160.9 million (2005: €142.6 million). The increase was due primarily to the utilization of asset-backed securitization programs, which had not been utilized by the end of 2005.

in € millions	Dec. 31, 2006	Dec. 31, 2005
Cash provided by operating activities	823.1	1,538.2
Cash used for investing activities	-1,464.2	-893.2
Cash flow before financing activities (free cash flow)	**-641.1**	**645.0**
Dividends paid	-145.9	-116.3
Dividends paid to minority interests	-11.7	-8.3
Proceeds from the issuance of shares	2.1	4.8
Non-cash changes	16.7	-73.7
Other	27.2	2.2
Foreign exchange effects	64.9	-65.8
Change in net indebtedness	**-687.8**	**387.9**

At €604.2 million (2005: €1,346.4 million), **cash and cash equivalents, derivative instruments and interest bearing investments** were down €742.2 million.

Net indebtedness increased by €687.8 million to €1,181.0 million compared with year-end 2005 (€493.2 million).

Effective indebtedness, i.e., including non-recognized contingent liabilities on notes, was up €686.5 million to €1,209.2 million (2005: €522.7 million).

Financing

In June 2006, Continental extended by one year the term of the €1.5 billion syndicated euroloan granted by several banks in 2005. The other conditions did not change.

In July 2006, Continental Rubber of America paid back the remaining amount of €284.2 million of the bond issued in 1999 in an original amount of €500.0 million. At about the same time, three smaller bonds were issued by Continental Rubber of America with a volume of $50 million and €100 million under the existing debt issuance program for €3 billion. The debt issuance program was renewed in the 2nd quarter of 2006 and adjusted to meet the new requirements of the German Securities Prospectus Act. It replaces the former medium term note program.

The financing requirements totaling €756.7 million for the acquisition of the automotive electronics business from Motorola at the start of July 2006 was covered from available liquidity and with existing financing instruments. It was not necessary to arrange separate financing for the acquisition.

At the end of the fiscal year, a financing contract with a volume of up to €600 million was entered into with the European Investment Bank in Luxembourg. The loan, which has not yet been drawn upon, is for the financing of research and development expenses in the field of active and passive vehicle safety systems.

In May 2006, a new asset-backed securitization program for $250 million was executed with Wachovia Capital Markets, LLC as arranger and administrator of the program, according to which Continental Tire North America, Inc. and Continental Teves, Inc. can sell trade accounts receivable to a special-purpose entity of Wachovia. The program has a term of five years on a revolving basis. The asset-backed securitization program arranged by West LB in July 2004 in the amount of €350 million remains unchanged.

On average, based on quarter-end values, 58.1% of debt had fixed interest rates in 2006.

Employees

The work force of the Continental Corporation increased by 5,375 or 6.7% to 85,224 employees as compared to 2005 (79,849 employees), primarily due to the first-time consolidation of the automotive electronics business acquired from Motorola (+5,468) and Roulunds (+1,180). Other significant changes included the disposal of the Stankiewicz Group (-2,145) and the restructuring of the Passenger and Light Truck Tires division's U.S. plants in Charlotte, North Carolina, and Mayfield, Kentucky (-1,043). The work force of the new tire plant in Brazil grew by 520 persons; the Automotive Systems division also took on additional staff to deal with increases in volume.

Employees by division	**2006**	**2005**	**Change in %**
Automotive Systems	30,198	24,189	24.8
Passenger and Light Truck Tires	24,821	24,910	-0.4
Commercial Vehicle Tires	8,129	8,239	-1.3
ContiTech	21,887	22,331	-2.0
Other	189	180	5.0
Continental Corporation	**85,224**	**79,849**	**6.7**

Employees by region in %	2006	2005
Germany	35	39
Europe excluding Germany	32	31
NAFTA	17	15
Asia	11	10
Other countries	5	5

Employees in research and development	2006	2005
Automotive Systems	4,949	3,630
Passenger and Light Truck Tires	818	687
Commercial Vehicle Tires	292	244
ContiTech	683	795
Continental Corporation	**6,742**	**5,356**

Supplementary report on events occurring after December 31, 2006

As of February 12, 2007, there were no events or developments that could have materially affected the measurement and presentation of the assets and liabilities as of December 31, 2006.

On January 31, the purchase contract for the acquisition of the English hose manufacturer Thermopol International Ltd., London, UK, was signed and the purchase was concluded. Thermopol fits into the ContiTech Fluid Technology business unit. In 2005/2006, it posted sales of approximately €45 million, and has a work force of about 500 in the UK, U.S.A., Romania and Korea. The company is a specialist for silicone hoses, supplied primarily to commercial vehicle manufacturers as well as to customers in non-automotive industries.

Automotive Systems

- Sales up 14.6%;
- Sales rise 4.8% before consolidation and exchange rate changes;
- Earnings decline 6.6%;
- Adjusted EBIT up 6.8%

Procurement

The increasing pressure on costs in view of rising raw material prices and the consolidation of the supplier market had a significant impact on purchasing activities. The restructuring of purchasing that was decided in the previous year and the introduction of a central purchasing structure were successfully implemented in 2006. Assessments of the various markets throughout the world enabled us, for example, to identify new fields of business, and, at the same time, to address the relocation of procurement sources to low-wage countries. These actions supported our strategy of exploiting the growing importance of the Asian markets for customers and suppliers, and will be stepped up in 2007.

Research and development

Research and development (R&D) expense rose by €91.8 million or 23.9% year-on-year to reach €476.7 million (2005: €384.9 million), or 8.0% of sales (2005: 7.4%).

The acquisition of the automotive electronics business from Motorola led to a consolidation effect totaling €56.3 million. Furthermore, research and development expenses in the Electronic Brake & Safety Systems business unit as well as in the Hybrid Drives unit further increased.

In the Automotive Systems division, intangible assets from development activities are recognized in connection with the initial product development in the original equipment business. Costs are capitalized as of the point in time at which we have been nominated as a supplier by the original equipment manufacturer and have successfully fulfilled a specific pre-release stage. Capitalization ends with the approval for unlimited series production. The costs of customer-specific applications, pre-production prototypes, and testing for products already being sold, continue to be expensed as incurred. Capitalized development expenses are amortized over a useful life of three years, using the straight-line method. The assumed useful life reflects the time in which an economic benefit is likely to be achievable from these development projects.

Sales volumes

The Electronic Brake & Safety Systems business unit sold 14.5 million electronic brake systems during the 2006 fiscal year. The North American market saw positive growth again. Two million ESC units represent a growth in sales in this area of 33.7% compared to 2005. We continued to boost our market lead in wheel-speed sensors, selling in the range of 59 million. Further growth in the proportion of vehicles being fitted with the technology was observed.

Volumes in the Hydraulic Brake Systems business unit also increased primarily due to new business and improved vehicle sales. We lifted sales volumes of brake boosters by 10.3% to 12.3 million units. There was also significant improvement in brake caliper sales, which were up 7.6% to 33.9 million units.

The Chassis & Powertrain business unit achieved increases in sales volumes for diesel control units, transmission control units and electronic air springs.

Volume gains were also achieved by the Electric Drives unit for 2006.

The Body & Security business unit achieved gains in volume overall, with the most significant growth being reported by the seat controllers product group.

Automotive Systems in € millions	2006	2005	Change in %
Sales	5,994.4	5,230.6	14.6
EBIT	532.2	570.1	-6.6
ROS (%)	8.9	10.9	—
Operating assets	3,863.0	3,099.7	24.6
ROCE (%)	13.8	18.4	—
Capital expenditure	359.4	357.0	0.7
Depreciation and amortization	301.6	282.0	7.0
EBITDA	833.8	852.1	-2.1
Number of employees at the end of the year	30,198	24,189	24.8
Adjusted sales[1]	5,466.0	5,230.6	4.5
Adjusted EBIT[2]	639.2	598.5	6.8
Adjusted ROS (%)	11.7	11.4	—

[1] Before changes in the scope of consolidation

[2] Before changes in the scope of consolidation and special effects

Sales up 14.6%;
Sales rise 4.8% before consolidation and exchange rate changes

Sales by the Automotive Systems division increased in 2006 to €5,994.4 million (2005: €5,230.6 million), up 14.6% compared with 2005. The automotive electronics business acquired from Motorola contributed €528.4 million to sales (as of July 2006). Before changes in the scope of consolidation and exchange rate effects, sales increased by 4.8%.

The year-on-year growth in sales is mainly attributable to higher volumes for ESC systems, brake boosters, brake calipers, as well as for diesel-engine and transmission control units. The biggest sales growth was achieved by the Electronic Brake & Safety Systems business unit, due, among other things, to the higher number of vehicles equipped with ESC in the U.S.A.

Earnings decline 6.6%;
Adjusted EBIT up 6.8%

Automotive Systems showed a decrease in EBIT of 6.6% to €532.2 million (2005: €570.1 million) and achieved a return on sales of 8.9% (2005: 10.9%) as well as a ROCE of 13.8% (2005: 18.4%). The automotive electronics business acquired from Motorola reduced EBIT by €88.9 million. Before including the acquired automotive electronics business, there was a return on sales of 11.4% and a ROCE of 19.8%. Before all changes in the scope of consolidation and special effects, EBIT rose by €40.7 million or 6.8% to €639.2 million (2005: €598.5 million). The adjusted return on sales amounts to 11.7% (2005: 11.4%).

We will transfer production capacity from the Ebbw Vale, UK, plant to our plant in Zvolen, Slovakia, in order to improve the cost structure in the Foundation Brakes unit. This led to restructuring expenses in the amount of €28.0 million in the period under review.

Provisions of €9.9 million set aside in connection with pending legal claims made by former employees relating to the shutdown of the Automotive Systems division's plant in Gretz, France, were released after these claims were finally dismissed in 2006.

At the end of 2006, the decision was made to abandon a leased facility outside Detroit, Michigan, U.S.A. as of 2007. This facility was obtained as part of the acquisition of the automotive electronics business from Motorola. The related lease agreement does not expire until the end of 2025. At the end of 2006, it was estimated that the ongoing leasing costs would not be fully covered by subleasing the building. This is because of likely deductions as well as lost rent for the portions of the building that cannot be leased in finding several subtenants, as well as lost surcharges for lessee installations amortized over the rental agreement. Provisions amounting to €11.5 million were set up accordingly. Furthermore, leasehold improvements were impaired in the amount of €1.9 million.

Integration expenses amounting to €10.5 million arose in conjunction with the automotive electronics business acquired from Motorola, primarily for employee incentives and for the use of Motorola, Inc., IT systems. As part of the long-term production strategy of the Automotive Systems division, all plants are subject to continuous review for productive and technical efficiency and their cost structure. As a result of the high production costs in the French plant in Angers and U.S. plants in Elma, New York, and Seguin, Texas, production cannot be maintained at these plants. This led to restructuring expenses totaling €56.3 million, including impairment charges of €10.7 million.

The freezing of defined benefit pension plans in the U.S.A. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €8.2 million.

In 2005, the goodwill impairment test for the Electric Drives business unit, within the Automotive Systems division, led to a recognition of impairment losses in the amount of €36.6 million, largely due to the earnings level. Accordingly, the goodwill assigned to that business unit of €21.8 million was written off and the remaining excess impairment was allocated pro rata to the other fixed assets.

Special effects for the Automotive Systems division resulted in a loss of €98.3 million in 2006, compared with €28.4 million in 2005.

Operating assets

Operating assets of the Automotive Systems division increased over 2005 by €763.3 million to reach €3,863.0 million (2005: €3,099.7 million) as of December 31, 2006. A significant portion of the increase related to the acquisition of the automotive electronics business from Motorola at €841.7 million. This was offset to some degree by exchange rate effects, amounting to €73.1 million.

Non-current assets rose by €659.9 million to €3,238.3 million (2005: €2,578.4 million). The intangible assets increased by €392.5 million, especially from the goodwill of €332.8 million arising on the acquisition of the automotive electronics business from Motorola as well as other intangible assets of €107.5 million acquired in the transaction. Exchange rate effects partially offset this increase. Property, plant, and equipment increased to €1,387.6 million (2005: €1,126.8 million) mainly from the property, plant, and equipment totaling €236.4 million taken over in the acquisition of the automotive electronics business from Motorola, as well as from total additions that exceeded depreciation by €72.8 million, which were partially offset by the exchange rate effects totaling €28.2 million.

Working capital grew by a total of €98.0 million compared with the end of 2005. At €839.0 million, accounts receivable were €147.0 million more than they were in 2005. Negative exchange-rate effects totaling €21.2 million partially offset the change in scope of consolidation totaling €190.4 million from the acquisition of the automotive electronics business from Motorola. Working capital benefited from an increase in operating liabilities of €127.5 million to €701.3 million. €120.4 million was due to the inclusion of the automotive electronics business acquired from Motorola. Exchange rate changes reduced working capital by €17.2 million.

Capital expenditure

Additions to property, plant, and equipment and software for the Automotive Systems division amounted to €359.4 million, up €2.4 million on the previous year (€357.0 million). The capital expenditure amounted to 6.0% (2005: 6.8%) of sales.

These additions include capital expenditures totaling €11.9 million during the second half of 2006 for the automotive electronics business acquired from Motorola.

The Electronic Brake & Safety Systems business unit continued to invest in raising production capacities in response to increased demand for ESC and ABS systems in America and Europe, and in installing a new manufacturing concept. The Hydraulic Brake Systems business unit also made investments to set up the new plant in Zvolen, Slovakia and to expand brake booster production for various customers. Due to increased volume, investments were made at the Nuremberg plant in order to expand modern production systems for double-clutch transmission control units for various customers.

Depreciation and amortization

Depreciation and amortization in the Automotive Systems division was up year-on-year by €19.6 million to €301.6 million (2005: €282.0 million), and is equivalent to 5.0% (2005: 5.4%) of sales. In 2006, there were impairment losses for property, plant, and equipment totaling €12.6 million; impairment losses in 2005 for intangible assets and property, plant, and equipment totaled €36.6 million.

Employees

The number of employees in the Automotive Systems division increased by 6,009, or 24.8%, over 2005 to reach 30,198 (2005: 24,189). The acquisition of the automotive electronics business from Motorola added 5,468 employees at the time of initial consolidation. Due to the positive volume development in electronics, 243 new employees were hired worldwide. In Sibiu, Romania, the number of employees increased by 240 due to new projects and a further build-up of R&D activities. 156 new employees were hired due to the construction of the plant in Zvolen, Slovakia.

Passenger and Light Truck Tires

- Sales up 5.6%;
- Sales rise 5.3% before consolidation and exchange rate changes;
- Earnings decline 2.7%;
- Adjusted EBIT down 0.7%

Procurement

Prices of raw materials continued to rise in 2006. Again, the effects of these increases in raw material prices, especially the prices of natural rubber and also oil, were felt very heavily around the globe in 2006. We expanded our procurement presence in China as part of our goal of gaining additional supplier sources in low-wage countries.

Research and development

Research and development (R&D) expense increased year-on-year to reach €105.2 million (2005: €103.8 million), or 2.2% of sales (2005: 2.3%). The focus of R&D work for the Passenger and Light Truck Tires division in 2006 was the renewal of the product portfolio, with a new emphasis on the NAFTA region. Furthermore, emphasis was also placed on advancing the technologies required for product renewal.

Sales volumes

At 106.3 million tires, sales volumes held steady at the previous year level. Sales volumes in the original equipment sector fell just short of the figure for 2005. We were able to up sales volumes in Europe, while volumes in the NAFTA region were substantially lower than the previous year's figure as planned. Sales volumes in the European and North American replacement sectors were up. The product mix continued to improve. The sale of winter tires and new products improved once again in Europe and the NAFTA region.

Sales up 5.6%;
Sales rise 5.3% before consolidation and exchange rate changes

Sales of the Passenger and Light Truck Tires division rose to €4,693.6 million, up 5.6% compared with 2005 (€4,444.6 million). Before changes in the scope of consolidation and exchange rate effects, sales increased by 5.3%.

Earnings decline 2.7%;
Adjusted EBIT down 0.7%

The Passenger and Light Truck Tires division showed a decrease in EBIT of 2.7%, down to €650.9 million (2005: €669.0 million), achieving a return on sales of 13.9% (2005: 15.1%) and a ROCE of 24.9% (2005: 26.9%). Before changes in the scope of consolidation and special effects, EBIT was down by €4.6 million or 0.7% to €654.8 million (2005: €659.4 million); the decrease was exclusively due to higher raw material prices. The adjusted return on sales amounts to 14.0% (2005: 14.8%).

Increased raw material prices amounting to approximately €169 million impacted the result as compared to 2005.

At the end of 2006, all hourly workers in the U.S. tire operations and retirees were notified that their maximum amount of medical coverage would be reduced further starting at the beginning of 2007. As a result of this change, these beneficiaries now have a standard level of medical coverage. These plan amendments resulted in a release of provisions for post-employment obligations of €101.2 million.

In line with growth rates in the passenger tire market, that fell short of our overall planning, staffing levels at the Hanover-Stöcken plant will gradually be reduced by roughly 10% by the end of 2007. This specifically affects passenger and light truck tires production, which is being phased out. This has already led to termination benefits and impairment losses in the amount of €13.8 million in 2005, which was increased by €0.6 million in 2006, following the completion of the negotiations.

The restructuring at the tire plant in Charlotte, North Carolina, U.S.A., resulted in total expenses amounting to €48.4 million in 2006. Other restructuring at Continental Tire North America occurred at the Mayfield, Kentucky, plant, which only manufactured semi-finished parts for tire production. The facility was closed on February 1, 2007, for which expenses in the amount of €37.8 million were recognized in 2006. This also included an impairment loss of €1.2 million to write-down the real estate to the expected realizable value.

In view of the continued shortfalls to process-efficiency targets and the related operating results, property, plant, and equipment at the San Luis Potosí plant in Mexico was written-down as impaired in the amount of €18.7 million (2005: €31.0 million). This related mainly to capital expenditures made in 2006 that could not be recognized according to IFRS impairment principles, in excess of their net realizable value, rather than their replacement cost.

The freezing of defined benefit pension plans in the U.S.A. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €13.4 million. The further reversal of other post-employment obligations in the U.S.A in the same year improved EBIT by €78.8 million.

Owing to the inability to achieve process efficiencies and the related operating results in North America, property, plant, and equipment for the passenger and light truck tire production at the Mt. Vernon, Illinois, plant in the U.S. was written down as impaired in 2005 in the amount of €27.0 million; and at the San Luis Potosí plant in Mexico in the amount of €31.0 million. At the Charlotte plant in North Carolina, U.S.A., production of passenger and light truck tires was scaled down and the work force reduced by 186 employees in 2005, which had no significant impact on earnings. In addition, property, plant, and equipment for passenger and light truck tire production at the Charlotte plant was written down as further impaired in the amount of €7.6 million in 2005, and property, plant, and equipment at the Mayfield plant in the amount of €1.0 million.

As part of the integration of the Malaysian tire plants, it was resolved to limit the production of passenger and light truck tires to one plant as of the second half of 2006. This led to impairment losses in the amount of €2.2 million.

In the Passenger and Light Truck Tires division, special effects led to a decrease in earnings totaling €4.3 million in 2006, and an improvement in earnings of €9.6 million in 2005.

Operating assets

The operating assets in the Passenger and Light Truck Tires division increased by €127.5 million to €2,615.7 million (2005: €2,488.2 million), despite negative effects from exchange rate changes amounting to €60.6 million. There was an increase of €12.9 million due to changes in the scope of consolidation (complete consolidation of Barum Centrum Prague).

Passenger and Light Truck Tires in € millions	2006	2005	Change in %
Sales	4,693.6	4,444.6	5.6
EBIT	650.9	669.0	-2.7
ROS (%)	13.9	15.1	–
Operating assets	2,615.7	2,488.2	5.1
ROCE (%)	24.9	26.9	–
Capital expenditure	244.5	291.9	-16.2
Depreciation and amortization	220.1	259.1	-15.1
EBITDA	871.0	928.1	-6.2
Number of employees at the end of the year	24,821	24,910	-0.4
Adjusted sales[1]	4,686.6	4,444.6	5.4
Adjusted EBIT[2]	654.8	659.4	-0.7
Adjusted ROS (%)	14.0	14.8	–

[1] Before changes in the scope of consolidation

[2] Before changes in the scope of consolidation and special effects

Non-current assets decreased by €9.2 million to €1,306.8 million (2005: €1,316.0 million). Property, plant, and equipment increased by €25.8 million, due mainly to capital expenditures for the construction of the new tire plant in Camaçari, Brazil. Deferred pension charges declined by €37.8 million, apart from exchange rate effects, primarily from additional pension claims following the suspension of tire production at the Charlotte plant in the U.S.A.

Working capital grew by €106.5 million. Inventories increased by €69.2 million despite negative exchange rate effects amounting to €30.2 million. Raw materials price increases and product mix changes increased inventories. Accounts receivable rose by €30.2 million, which was partially offset by exchange rate effects totaling €22.0 million. Accounts payable were down €7.1 million. A further increase in working capital of €3.9 million was due to the complete consolidation of Barum Centrum Prague.

Capital expenditure

Additions to property, plant, and equipment in the Passenger and Light Truck Tires division amounted to €244.5 million, down €47.4 million compared to 2005 (€291.9 million). The capital expenditure amounts to 5.2% (2005: 6.6%) of sales. Our main capital expenditure projects included the construction of our plant in Camaçari, Brazil, as well as continued capacity increase at low-cost locations in Romania, the Czech Republic, Portugal, Mexico, and Malaysia.

Depreciation and amortization

Depreciation and amortization fell to €220.1 million (2005: €259.1 million); this represents 4.7% of sales (2005: 5.8%), including impairment losses recognized in 2006 on property, plant, and equipment amounting to €19.9 million (2005: €70.1 million).

Employees

The number of employees in the Passenger and Light Truck Tires division decreased by 89, or 0.4%, to 24,821 (2005: 24,910). Restructuring at the plants in Mayfield and Charlotte in the U.S.A. led to a cut in staff of 1,043 employees. The construction of the plant in Camaçari, Brazil caused an increase in personnel of 335. The complete consolidation of the Barum Centrum Prague retail group added 218 employees to the work force. Staff levels were also increased in response to production expansions at low-wage locations.

Commercial Vehicle Tires

- Sales up 6.5%;
- Sales rise 10.5% before consolidation and exchange rate changes;
- Earnings decline 11.0%;
- Adjusted EBIT up 2.6%

Procurement

Prices of raw materials continued to rise in 2006. Again, the effects of these increases in raw material prices, especially the prices of natural rubber and also oil, were felt very heavily around the globe in 2006. We expanded our procurement presence in China as part of our goal of gaining additional supplier sources in low-wage countries.

Research and development

Research and development (R&D) expense increased year-on-year to reach €42.7 million (2005: €40.5 million), or 2.9% (2005: 2.9%) of sales. The focus of R&D work for the Commercial Vehicle Tires division in 2006 was the renewal of the product portfolio with, among other things, the launch of the 495/45 R22.5 super single tire as well as the preparation of the launch of our new HSC1/HDC1 line as construction-site tire set for spring 2007. Furthermore, emphasis was also placed on advancing the technologies required for product renewal.

Sales volumes

We succeeded in increasing worldwide sales volumes of truck tires by 4.2% to 6.9 million units. Both the European and NAFTA truck tires business units increased their sales volumes compared with the previous year. In Europe, original equipment sales volumes rose by 16.2%, and sales to the replacement business were 2.9% above the previous year. In North America, original equipment business grew by 21.4%, while the replacement business fell by 6.5%.

Sales up 6.5%;
Sales rise 10.5% before consolidation and exchange rate changes

Sales by the Commercial Vehicle Tires division increased to €1,468.3 million (2005: €1,379.2 million), up 6.5% compared to 2005. Before changes in the scope of consolidation and exchange rate effects, sales increased by 10.5%.

Earnings decline 11.0%;
Adjusted EBIT up 2.6%

The Commercial Vehicle Tires division showed a decrease in EBIT of 11.0%, down to €136.2 million (2005: €153.0 million), achieving a return on sales of 9.3% (2005: 11.1%) and a ROCE of 16.1% (2005: 18.4%). Before changes in the scope of consolidation and special effects, EBIT rose by €2.8 million or 2.6% to €112.5 million (2005: €109.7 million). The adjusted return on sales amounts to 7.7% (2005: 8.3%).

Increased raw material prices amounting to approximately €109 million impacted the result as compared to 2005.

At the end of 2006, all hourly workers in the U.S. tire operations and retirees were notified that their maximum amount of medical coverage would be reduced further starting at the beginning of 2007. As a result of this change, these beneficiaries now have a standard level of medical coverage. These plan amendments resulted in a release of provisions for post-employment obligations of €7.6 million.

On July 31, 2006, we sold our North American OTR tire operations to Titan Tire Corporation, a leading supplier in the OTR tire business. The disposal gave rise to a gain of €19.1 million.

The freezing of defined benefit pension plans in the U.S. in 2005 resulted in a one-time reversal of previously recognized provisions amounting to €5.0 million. The further reversal of other post-employment obligations in the U.S.A in the same year improved EBIT by €29.3 million.

In 2005, the impairment loss of €1.7 million for the bias-ply tire production at a plant in Malaysia was more than offset by the €3.2 million reversal of a previous expected impairment loss for off-the-road tire production at the Bryan, Ohio, plant in the U.S.A.

In the Commercial Vehicles Tire division, special effects led to earnings improvements totaling €26.7 million in 2006, and €35.8 million in 2005.

Operating assets

Operating assets of the Commercial Vehicle Tires division increased by €10.4 million to €844.1 million (2005: €833.7 million). This figure was reduced by exchange rate effects totaling €19.7 million. A further reduction amounting to €46.2 million was attributable to changes in the scope of consolidation.

Non-current assets were down €10.2 million, due primarily to the reduction in property, plant, and equipment and the reduction in deferred pension charges.

Compared with the end of 2005, working capital increased only slightly, by €9.2 million, to €330.6 million. Exchange rate effects led to an decrease in working capital of €14.8 million. A further decrease amounting to €27.1 million was attributable to changes in the scope of consolidation, particularly as a result of the sale of the North American OTR activities.

Capital expenditure

Capital expenditure decreased by 23.2% to €91.3 million (2005: €118.9 million), and amounted to 6.2% of sales (2005: 8.6%), particularly through lower additions to property, plant, and equipment and software for the new plant in Camaçari, Brazil. Larger projects mainly include investments for the Stöcken plant in Germany, the Mt. Vernon, Illinois, plant in the U.S.A, and for capacity expansion in Malaysia.

Depreciation and amortization

Depreciation and amortization fell to €67.5 million (2005: €69.4 million); this represents 4.6% (2005: 5.0%) of sales, including reversals of former impairment losses on property, plant, and equipment of €1.2 million (2005: €1.5 million).

Employees

The number of employees in the Commercial Vehicle Tires division was down by 110 to 8,129 (2005: 8,239). The reduction is primarily due to the 325 employees transferred through the sale of our North American OTR activities. This was partially offset by the hiring of 93 people in Malaysia and 185 people at our new plant in Brazil.

Commercial Vehicle Tires in € millions	2006	2005	Change in %
Sales	1,468.3	1,379.2	6.5
EBIT	136.2	153.0	-11.0
ROS (%)	9.3	11.1	–
Operating assets	844.1	833.7	1.2
ROCE (%)	16.1	18.4	–
Capital expenditure	91.3	118.9	-23.2
Depreciation and amortization	67.5	69.4	-2.7
EBITDA	203.7	222.4	-8.4
Number of employees at the end of the year	8,129	8,239	-1.3
Adjusted sales[1]	1,468.8	1,325.9	10.8
Adjusted EBIT[2]	112.5	109.7	2.6
Adjusted ROS (%)	7.7	8.3	–

[1] Before changes in the scope of consolidation

[2] Before changes in the scope of consolidation and special effects

ContiTech

- Sales down 0.9%;
- Sales rise 6.9% before consolidation and exchange rate changes;
- Earnings improve 98.6%;
- Adjusted EBIT up 20.6%

Procurement

Heavy demand for our key raw materials led to significant increases in prices. By consolidating purchasing activities with those of the Tire divisions we were able to create synergies for jointly procured materials, which considerably softened in particular the sharp rise in the price of crude oil, one of our base raw materials.

Research and development

Research and development expense for the ContiTech division was down €7.8 million to €52.4 million (2005: €60.2 million) or 1.8% (2005: 2.1%) of sales, primarily from the sale of the Stankiewicz and Sealing Systems business units. Furthermore, we were able to once again utilize synergies by combining ContiTech and Phoenix.

Sales down 0.9%;
Sales rise 6.9% before consolidation and exchange rate changes

The ContiTech division showed a decrease in sales of 0.9% to €2,868.7 million (2005: €2,894.2 million). Before changes in the scope of consolidation and exchange rate effects, primarily due to the sales lost through the disposal of the Stankiewicz business unit, which comparably totaled €201.5 million for the last three quarters of 2005, sales rose 6.9%.

With the exception of the Benecke-Kaliko, all business units recorded increases in sales compared to the previous year, with the Power Transmission Group and Air Spring Systems achieving the most substantial gains.

Earnings improve 98.6%;
Adjusted EBIT up 20.6%

The ContiTech division improved its EBIT by 98.6% to €318.6 million (2005: €160.4 million) and achieved a return on sales of 11.1% (2005: 5.5%) as well as a ROCE of 25.9% (2005: 12.2%). Before changes in the scope of consolidation and special effects, EBIT rose by €53.4 million or 20.6% to €312.4 million (2005: €259.0 million). The adjusted return on sales amounts to 11.1% (2005: 9.8%).

The first-time consolidation of Roulunds Rubber Group led to a gain of €12.9 million from the excess interest in the net assets. Restructuring expenses may be incurred in this connection in the future.

The investment in Sandusky Ltd. was fully written down as impaired by €3.7 million as a result of the company filing for bankruptcy.

In the year under review, there were various minor special effects in the ContiTech division which impacted earnings, such as restructuring, totaling €8.5 million.

A loss of €25.6 million was realized on the disposal of the Sealing Systems business unit as of October 1, 2005. In addition, the ContiTech division's EBIT was impacted in 2005 by restructuring costs of €52.4 million, primarily relating to Sealing Systems and Phoenix.

At the end of 2005, it was resolved to sell the Stankiewicz business unit. Although the sale process had not yet been completed, a loss on disposal of €25.0 million was recognized at that time, and the assets and related liabilities were shown as held for sale.

Special effects led to an earnings improvement for the ContiTech division totaling €0.7 million in 2006, compared with a negative impact of €103.0 million in 2005.

Operating assets

In the year under review, the operating assets of the ContiTech division decreased by €86.3 million to €1,231.9 million (2005: €1,318.2 million). €7.4 million of this was due to exchange rate effects and €82.9 million was due to changes in the scope of consolidation; the largest effect, amounting to €129.0 million, resulted from the sale of the Stankiewicz Group.

At €685.9 million, non-current assets remained on a comparable level to the previous year (2005: €687.8 million). The increase in property, plant, and equipment

ContiTech in € millions	2006	2005	Change in %
Sales	2,868.7	2,894.2	-0.9
EBIT	318.6	160.4	98.6
ROS (%)	11.1	5.5	-
Operating assets	1,231.9	1,318.2	-6.5
ROCE (%)	25.9	12.2	-
Capital expenditure	105.7	98.8	7.0
Depreciation and amortization	111.2	128.0	-13.1
EBITDA	429.8	288.4	49.0
Number of employees at the end of the year	21,887	22,331	-2.0
Adjusted sales[1]	2,809.7	2,631.4	6.8
Adjusted EBIT[2]	312.4	259.0	20.6
Adjusted ROS (%)	11.1	9.8	—

[1] Before changes in the scope of consolidation

[2] Before changes in the scope of consolidation and special effects

amounting to €5.3 million, which primarily resulted from the acquisition of the Roulunds Rubber Group at an amount of €12.1 million, was practically offset by the reduction in the value of associated companies amounting to €4.7 million.

Working capital increased by €42.1 million to €497.0 million (2005: €454.9 million). €28.1 million of that increase was due to changes within the scope of consolidation, with exchange rate effects leading to a decrease of €3.8 million.

Capital expenditure

Capital expenditure in 2006 was up 7.0% to €105.7 million (2005: €98.8 million) and thus reached 3.7% (2005: €3.4%) of sales. In 2006, spending focused on expanding our sites in Romania as well as increasing production capacities in Hungary and Mexico. The disposal of the Stankiewicz and Sealing Systems business units resulted in lower investments, for which comparable amounts of €4.5 million were incurred in the previous year.

Synergies achieved by combining ContiTech and Phoenix were also utilized in 2006, which meant that the capital expenditure remained below the longer-term average.

Depreciation and amortization

Depreciation and amortization in 2006 were lower than 2005 by €16.8 million at €111.2 million (2005: €128.0 million), equivalent to 3.9% (2005: 4.4%) of sales, including impairment losses in 2006 on property, plant, and equipment amounting to €6.9 million (2005: €1.9 million).

Employees

The number of employees in the ContiTech division decreased by 444, or 2.0%, over 2005 to 21,887 (2005: 22,331). The reduction is primarily due to the changes in the scope of consolidation. On one hand, the sale of the Stankiewicz Group caused a reduction in personnel of 2,145 while, on the other, there was an increase of 1,180 due to the acquisition of the Roulunds Rubber Group. In Mexico, in particular, growth in volume led to the hiring of 224 new employees.



Sustainable

The heatable hose line module from ContiTech Fluid Technology was developed specifically for selective catalytic reduction technology (SCR) and thus for sustainable environmental protection. With this technology, nitrogen oxide and hydrocarbon emissions can be reduced by up to 80 percent and soot particulate emissions by as much as 40 percent. In all of our activities, we strive for sustainability. Research and development give rise to product innovations, with which Continental makes a major contribution to environmental protection.

The hose line module developed by ContiTech has two built-in insulated electric heating conductors that heat the hose as well as the reducing agent used in SCR technology, keeping them both from freezing.



Assets, Earnings and Financial Situation as well as Other Mandatory Information Required for the Parent Company

In addition to the report on the overall development of the Corporation, the following separately summarizes the financial performance and position of the parent company.

In contrast to the consolidated financial statements, the stand-alone financial statements of Continental Aktiengesellschaft are prepared in accordance the *Handelsgesetzbuch* (German Commercial Code) and *Aktiengesetz* (German Stock Corporation Act). The management report of Continental Aktiengesellschaft has been combined with the consolidated report of the Continental Corporation in accordance with section 315 (3) of the *Handelsgesetzbuch*, since the future development and related risks and opportunities of the parent company, including its key research and development activities, are integrally combined with the Corporation as a whole. Further, presenting the separate summary of the parent company's stand-alone results, net assets and financial position as part of the consolidated management report, provides the basis for understanding the Executive Board's proposal for the distribution of the parent company's net income.

Net assets and financial position of Continental Aktiengesellschaft	Dec. 31, 2006	Dec. 31, 2005
Assets in € millions		
Intangible assets	45.8	45.7
Property, plant, and equipment	186.5	145.9
Investments	3,767.7	2,897.3
Non-current assets	**4,000.0**	**3,088.9**
Inventories	162.7	150.5
Other assets and amounts receivable	2,076.6	1,561.9
Cash and cash equivalents	60.3	859.1
Current assets	**2,299.6**	**2,571.5**
Prepaid expenses	**45.6**	**57.8**
	6,345.2	**5,718.2**
Shareholders' equity and liabilities in € millions		
Common stock	375.1	373.4
Capital reserves	1,330.8	1,308.3
Surplus reserves	54.7	54.7
Retained earnings	293.6	146.4
Shareholders' equity	**2,054.2**	**1,882.8**
Special tax-allowable reserves	**—**	**1.2**
Provisions	**787.1**	**722.7**
Liabilities	**3,503.9**	**3,111.5**
	6,345.2	**5,718.2**
Gearing ratio in %	73.0	43.9
Equity ratio in %	32.4	32.9

Total assets rose year-on-year by €627.0 million to €6,345.2 million. This was due in part to the increase in investments by €870.4 million, resulting mainly from capital increases at domestic subsidiaries (€714.2 million), primarily in conjunction with the financing of the purchase of the automotive electronics activities from Motorola, Inc., and in Slovakia (€27.5 million). In contrast, write-downs of the shares in Continental UK Group Holdings Ltd., West Drayton, UK, in the amount of €30.0 million were required during the fiscal year. An amount totaling €212.9 million for the purpose of funding pension obligations transferred to a contractual trust arrangement during the fiscal year is also reported under investments. In addition, accounts receivable from affiliated companies included under other assets and amounts receivable increased by €531.0 million to €1,882.6 million, whereas cash and cash equivalents declined by €798.8 million to €60.3 million. Owing to the developments described above, fixed assets and investments reached a 63.0% share of total assets as of December 31, 2006 (2005: 54.0%), 94.2% of which is attributable to investments (2005: 93.8%).

The main changes in shareholders' equity and liabilities stem from the €392.4 million increase in liabilities. There were two main factors in this development: a €533.0 million (+181.5%) increase in liabilities to banks, and a €123.0 million (-5.4%) decrease in liabilities to affiliated companies.

Shareholders' equity rose by a net amount of €171.4 million, common stock was up only marginally following the exercise of conversion rights. The previous year's retained earnings of €146.4 million were distributed almost in full to shareholders, and the retained earnings for the current fiscal year amount to €293.6 million.

Sales were up €98.1 million to €2,474.4 million (2005: €2,376.3 million). This represents an increase of 4.1% (2005: 6.0%), due mainly to 5.6% higher sales volumes for passenger and light truck tires and 10.4% for truck tires, combined with average prices that were somewhat lower on balance. In particular, there was a rise of 7.2% in the export business, while the increases were relatively restrained at 4.1% in the domestic original equipment business and 2.0% in the domestic replacement business.

By comparison, the cost of sales rose by €184.8 million to €1,917.4 million, resulting in a 13.5% drop in the gross margin on sales to €557.0 million (2005: €643.7 million).

In the previous year, other operating income primarily included a gain from converting provisions for pensions in the amount of €17.2 million to the projected unit credit method. No comparable amounts arose during the year under review. Other operating expenses reflect valuation allowances for accounts receivable from affiliated companies of €25.3 million due to restructuring measures resolved by these companies.

As in the previous year, net income from financial activities was mainly comprised of profit transfers by the corresponding agreements with Formpolster GmbH, Hanover, (€187.9 million) and Union Mittelland Gummi GmbH, Hanover, (€24.8 million), as well as by income from Continental Teves AG & Co. oHG, Frankfurt am Main, (€250.0 million). Net interest expense increased by €22.8 million to -€65.0 million. Net income from financial activities accounts for 66.4% of earnings before taxes (2005: 29.8%).

After deduction of the tax expense totaling €287.4 million (2005: €243.0 million), Continental Aktiengesellschaft's net income for the year is €293.1 million (2005: €155.0 million). This represents a return on sales after tax of 11.8% (2005: 6.5%), and a return on equity after tax of 14.3% (2005: 8.2%).

After the inclusion of the retained earnings carried forward from the previous year (€0.5 million), retained earnings total €293.6 million. Compared with the previous year (2005: €9.0 million) there was no transfer to other surplus reserves in accordance with section 58 (2) of the *Aktiengesetz*.

Based on the retained earnings of Continental Aktiengesellschaft, a dividend payment of €2.00 per share will be proposed to the Annual Shareholders' Meeting for the 2006 fiscal year. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to €293.1 million, which represents an increase of €1.00 per share (100.0%) compared to the previous year, or of €147.2 million (100.9%) based on the total sum to be distributed. The remaining balance will be carried forward to new account.

For fiscal 2007, we expect a further increase in earnings. At present no risks are expected in connection with investments.

Statement of income of Continental Aktiengesellschaft in € millions	2006	2005
Sales	**2,474.4**	**2,376.3**
Cost of sales	1,917.4	1,732.6
Gross margin on sales	**557**	**643.7**
Selling expenses	213.3	218.5
Administrative expenses	78.3	72.4
Other operating income	180.7	198.2
Other operating expenses	251.0	271.7
Net income from financial activities	385.4	118.7
Earnings before taxes	**580.5**	**398.0**
Income tax expense	287.4	243.0
Net income for the year	**293.1**	**155.0**
Retained earnings brought forward from the previous year	0.5	0.4
Transfer to other surplus reserves	–	9.0
Retained earnings	**293.6**	**146.4**

Report pursuant to section 289, subsection 4 and section 315, subsection 4 of the *Handelsgesetzbuch* (German Commercial Code)

The law pertaining to the implementation of directive 2004/25/EC of the European Parliament and the European Council from April 21, 2004 with regard to takeover bids (EU Takeover Directive) has added disclosure requirements for companies whose securities are approved for trade in a regulated market in an EU member state.

1. The subscribed capital of the Company amounts to €375,114.565.12€. It is divided into 146,529,127 no-par-value shares. These shares are, without exception, common shares; different classes of shares are not planned. Each of the shares has voting rights from the time they are issued but is dividend-bearing, for the first time, only for the fiscal year in which they are issued. Each no-par-value share entitles the holder to one vote at the Annual Shareholders' Meeting (§ 20, para. 1 of the Articles of Incorporation).

2. To the best of the Executive Board's knowledge, no restrictions that apply to the voting rights or to the transfer of the shares, also those that are the result of agreements between shareholders, exist.

3. According to the information provided by AXA Investment Managers Deutschland GmbH on November 13, 2006, AXA S.A., Paris 25, Avenue Matignon, 75008 Paris, France was assigned in total 10.05% of the voting rights as from June 21, 2005. This was accompanied by a corresponding share in the capital of the Company. According to a further communication from AXA Investment Managers GmbH on January 9, 2007, this shareholding fell below the 10% threshold on January 4, 2007.

4. Shares with privileges that grant controlling powers do not exist.

5. A control of the voting rights of employee shareholdings does not exist.

6. Appointment and dismissal of the members of the Executive Board are carried out in accordance with section 84 of the *Aktiengesetz* (German Stock Corporation Act) in conjunction with section 31 of the *Mitbestimmungsgesetz* (German Co-determination Act). Accordingly, the Supervisory Board is responsible for the appointment and dismissal of a member of the Executive Board. It reaches its decisions with a majority of two-thirds of its members. If this majority is not reached, the so-called Mediation Committee must submit a nomination to the Supervisory Board for the appointment within one month following the voting. Other nominations may also be submitted to the Supervisory Board in addition to the Mediation Committee's nomination. A simple majority of the votes is sufficient when voting on these nominations submitted to the Supervisory Board. In the event that voting results in a tie, a new vote takes place during which the Chairman of the Supervisory Board has the casting vote in accordance with section 31, subsection 4 of the *Mitbestimmungsgesetz*.

Amendments to the Articles of Incorporation are made by the Annual Shareholders' Meeting. In § 20, para. 3 of the Articles of Incorporation, the Annual Shareholders' Meeting has made use of the possibility granted in section 179, subsection 1, sentence 2 of the *Aktiengesetz*, to assign to the Supervisory Board the power to make amendments solely affecting the version of the Articles of Incorporation.

Resolutions of the Annual Shareholders' Meeting to make amendments to the Articles of Incorporation in accordance with § 20, para. 2 of the Articles of Incorporation shall be adopted by a simple majority as a rule and, insofar as a majority of the capital stock is required, by a simple majority of the capital stock represented unless otherwise required by mandatory law or by the Articles of Incorporation. The law prescribes a mandatory majority of three quarters of the capital stock represented when resolutions are made, for example, for amendments to the Articles of Incorporation involving substantial capital measures, such as resolutions concerning the creation of authorized or conditional capital.

7.I. The Executive Board may issue new shares only on the basis of resolutions by the Annual Shareholders' Meeting.

a) According to § 4, para. 7 of the Articles of Incorporation, the Executive Board is authorized to increase the capital stock to an amount of €5,679,000 by May 28, 2007 with the approval of the Supervisory Board and to issue new shares from this capital increase to the Company's employees and to affiliated companies. The Executive Board utilized this authorization to the amount of €1,969,754 and issued the corresponding number of shares to the employees. Another such utilization is not planned.

b) Furthermore, the Executive Board can grant new shares to authorized persons from conversion or warrant rights. The Annual Shareholders' Meeting had authorized the Company to grant such conversion or warrant rights by May 22, 2006 itself or through subsidiaries and, in conjunction with this, had conditionally increased the basic capital stock by up to €140 million. In partial utilization of this authorization, in May 2004, Conti-Gummi Finance B.V. granted interest-bearing convertible bonds for 2004/2011 at 1.625% p.a. with a nominal amount of €400 million. This convertible bond is guaranteed by Continental AG and the conversion rights authorize the holder to exchange these for shares in Continental AG. The Executive Board is entitled to issue new shares of the Company in accordance with the conditions of the convertible bond to those persons authorized by this convertible bond in exchange for the convertible bond.

c) The Annual Shareholders' Meeting of the Company decided on May 5, 2006 to authorize the Executive Board for five years, to issue bonds with warrants and/or convertible bonds up to a total amount of €6 billion and with a term of up to 20 years. In conjunction with this, the Annual Shareholders' Meeting decided to create conditional capital of up to €149 million and to amend the Articles of Incorporation accordingly. These decisions have been challenged and have not yet been entered in the commercial register. They are therefore not in effect. As from entry in the commercial register, the Executive Board will be authorized to issue bonds with warrants and convertible bonds. In the case of such an emission, the Executive Board can issue new shares in accordance with the conditions of these bonds.

d) Ultimately, the Executive Board is entitled to issue new shares to the beneficiaries of the stock option plans of 1999 and 2004 decided on by the Annual Shareholders' Meeting in accordance with the conditions of these stock option plans.

7.II Based on the authorization granted by the Annual Shareholders' Meeting on 5 May 2006, the Executive Board is authorized until November 4, 2007 to acquire shares of the Company with an accounting par value share of the capital stock of up to a total of €37,341,363.20 on the stock exchange or by public tender offer for all lawful purposes. Furthermore, in section 71 of the *Aktiengesetz*, the law grants the Executive Board in certain cases listed there, the right to buy back own shares.

8. The following main agreements exist to provide for change-of-control conditions at Continental AG.

The conditions of the convertible bonds granted in May 2004 by Conti-Gummi Finance B.V. and guaranteed by Continental AG allow an adjustment of the conversion ratio, if there is a change of control at Continental AG. A "change of control" is defined as the acquisition of shares in Continental AG, which grants a person or persons acting jointly more than 50% of the voting rights in the Company. The contract governing the syndicated euroloan in the amount of €1.5 billion grants every creditor the right to prematurely terminate his share of the credit line and the loan granted as part thereof and to demand repayment of it, if a person or persons acting jointly acquire control of Continental AG and subsequent negotiations concerning a continuance of the loan have not led to an agreement. The acquisition of more than 50% of the voting rights as well as the subjection to a controlling agreement are also defined as "control". The €600 million loan agreement with the European Investment Bank also allows for the right of the bank, in cases where there is a "change of control", to demand talks concerning the situation and, if the bank comes to the conclusion that it has a negative effect on the future repayment of the loan, to demand early repayment. A "change of control" here means the acquisition of more than 50% of the voting rights or the right to more than 50% of the dividends or the right to appoint more than 50% of the members of the Executive Board or the Supervisory Board by a person or by persons acting jointly. Should a change of control occur, as outlined in the agreements described above, and a contractual partner exercise his respective rights, it is possible that any required subsequent financing may not be approved under the existing conditions, which could as a result lead to higher financing costs.

In 1996, the Compagnie Financière Michelin and Continental AG founded the 50/50 joint venture MC Projects B.V. in the Netherlands, into which Michelin brought the rights to the Uniroyal brand for Europe. MC Projects B. V. licenses these rights to Continental. According to the agreements in conjunction with this joint venture, this license can be terminated for extraordinary reasons, if a substantial competitor from the tire business acquires more than 50% of the voting rights of Continental. In the case of such a change of control and the exercise of the right to cancel, there could be losses in sales of the tire divisions.

9. No compensation agreements have been concluded between the Company and the members of the Executive Board or the Company's employees providing for the case that a takeover bid takes place.

Remuneration of the Executive Board

The total remuneration of the members of the Executive Board comprises a number of remuneration components. Specifically, these components comprise fixed salary, bonus, components with a long-term incentive effect, as well as additional benefits, including post-employment benefits. Further details including the individual remuneration are specified in the remuneration report of the Corporate Governance Report starting on page 14. The remuneration report is a part of the Management Report.

Risks and Risk Management

Continental's overall risk situation is analyzed and managed using the risk management system. The Company is presently not aware of any risks that could endanger its continued existence.

The Continental Corporation is exposed to a number of different risks that could negatively impact business and, in extreme cases, endanger the Company's existence. We accept calculable and manageable risks if the related opportunities lead us to expect to achieve a sustainable growth in value. A uniform Corporation-wide risk management system is designed to ensure that these risks are detected in time, their causes are analyzed, and that the risks are assessed and avoided, or at least minimized. It regulates the recording, assessment, documentation, and reporting of risks, and is integrated into the Corporation's strategy, planning, and budgeting processes. The system is included in the annual audit and complies fully with the corporate governance principles of the Continental Corporation and the statutory requirements.

Identifying, assessing, and reporting risk

The management of each unit of the organization analyzes the material risks relating to that unit. Such risks are categorized and evaluated according to set guidelines. Risks are normally assessed according to their negative impact on the unit's operating result. Using an extensive risk inventory, the units report any changes to previously reported risks, plus any new developments that could turn into material risks, as part of their monthly reporting. Any new material risks that occur between regular reporting dates have to be reported immediately. In addition, central controlling function further analyzes at Corporation and division level the key figures provided as part of the monthly reporting, so that the causes of potential risks can be identified early.

Risk management

The responsible management initiates suitable avoidance or mitigating actions for each risk identified and assessed as material. These are also documented in the reporting system. The risk committee monitors and consolidates the identified risks at Corporation level. It regularly reports to the Executive Board and, where necessary, recommends additional actions. The Executive Board discusses and resolves these measures, and reports to the Supervisory Board's Audit Committee. The responsible bodies continually monitor the development of all identified risks and the progress of actions initiated. Regular audits of the risk management process by the internal auditors guarantee its efficiency and further development.

Macroeconomic risks

A detailed forecast of macroeconomic developments for the near future is included in the Developments and Outlook section from page 84. Negative developments that could also affect the Corporation directly or indirectly may in particular result from further increases in raw material prices, which could impede global economic growth. In addition to increasing our procurement costs, this could also trigger a reduction in consumers' readiness to spend, which would in turn have a negative effect on global economic growth.

We currently consider the following areas to be of significant risk to the Company:

Industry risks

On the basis of the macroeconomic trends, we expect a slight decrease in passenger vehicle production in Western Europe and North America, as well as increases in Eastern Europe, South America and Asia for 2007. As regards truck output, we are expecting to see a slight decline in Western Europe and a sharp decline in the NAFTA region. Falling production volumes could pose sales risks in volume and monetary terms, as well as earnings. Such risks arise given automotive original equipment manufacturers do not agree or commit to minimum purchase quantities from their suppliers, despite the nominations for a certain vehicle. We reduce these risks, for example, by making our production capacities more flexible and taking action to cut our fixed costs. Growing installation rates for some of the Corporation's key products in the automotive area compensate for these risks to some extent. Furthermore, part of our strategy relies on generating around 40% of sales outside the automotive industry in order to spread our risk across industries with different cycles.

Automobile manufacturers are increasingly being impacted by a simultaneous mixture of innovation, cost-cutting pressure, and ever shorter product development cycles, and are passing this pressure on to their suppliers. In particular, they expect lower prices for the same, in some cases even enhanced, functionality, plus consistently high product quality. Sustained cost management and the broad-based structure of our Corporation put us in a position to handle the risks associated with these trends.

Procurement risks
As in the year before, there was a significant increase in procurement costs in 2006, due to the development of raw material and energy prices. However, costs experienced a certain stabilization at a level that remained high towards the end of the year. For the Automotive Systems division, cost exposure may result in particular from rising steel prices, whereas the other divisions are mainly affected by the development of oil and natural rubber prices. Since these raw materials are usually traded in U.S. dollars, a weak U.S. dollar can reduce the risk for our companies that are outside of the U.S.A. and whose currency is not tied to the U.S. dollar. Once again, we do not expect to be able to pass on the full extent of our procurement cost increases across the board to all our customers in 2007.

We mitigate the risks of unavailability of raw materials and production materials by observing the market and developing new suppliers, especially in lower-cost markets. Nevertheless, single sourcing cannot always be avoided. By carefully selecting our suppliers and reviewing them regularly, we limit the risk of supply delays, insufficient quantities, or inadequate quality.

Investment risks
Capital expenditure decisions are subject to risk due to their long-term effects and their volumes. For this reason, they are committed only after a standard Corporation-wide approval procedure has been followed, which includes a careful check of the assumptions and profitability, taking into account country-specific risk factors.

Product risks
Product defects lead to liability risks and the need for costly replacement activities. We address such risks with careful product development and extensive quality management, including intensive market monitoring. The impact of these risks is also mitigated by appropriate insurance policies and other precautionary measures. Due in particular to the inherent uncertainties of the U.S. legal system, where first-instance decisions are generally made by lay-person juries, there is no assurance that individual product liability claims will not exceed the related provisions.

Environmental risks
Comprehensive environmental management serves to identify environmental risks early on and to take precautionary actions. The possible environmental effects are considered during the development of our products. We certify our plants in accordance with the ISO 14001 environmental standard.

A large quantity of the Corporation's land has been used for industrial purposes for many years, leading to contamination and the risk of site restoration obligations. We pay special attention to identifying such risks and their appropriate contractual provisions when acquiring companies.

Stricter statutory requirements can lead to higher development and production costs, particularly where the environment is concerned. We track legislative initiatives in our markets as part of our risk identification and control procedures, and address the issue of alternative materials for our products in our research and development.

Risks from pension commitments
In the U.S.A., the United Kingdom, and a few other countries, we use pension funds run by independent external fund managers to manage and finance pension commitments. In the year under review, Continental established legally independent trust funds in the scope of a contractual trust arrangement for the funding of post-employment obligations of certain subsidiaries in Germany. Weak financial markets can impact the pension funds' performance and lead to significant additional expenses. The development of the pension liabilities and the funds is disclosed in Note 23 to the consolidated financial statements. We are also continuing our gradual transition to defined contribution pension plans to reduce the risks from pension commitments.

Some of the subsidiaries in the U.S.A. also have obligations to contribute to the healthcare costs of retirees.

The impact of these cost increases is mitigated by limiting the amount payable by the Corporation. This contribution limit was adjusted downward in 2006. The effects from this adjustment as well as the payments expected for the coming years are disclosed under Note 23 to the consolidated financial statements. A further increase in these costs cannot be excluded, but we try to mitigate such increases also by limiting the amount payable by the Corporation.

Credit risks

The operational credit risk is analyzed and monitored by local and central credit managers. The responsibilities of our central credit management function include pooled accounts receivable risk management. However, default risk cannot be excluded with absolute certainty.

Country-specific risks

Our strategy of expanding production in low-cost locations and of penetrating new markets means that we take into account appropriate and calculable country- and market-specific risks. Currently, this applies in particular to our activities in Eastern Europe, China, and Southeast Asia, as well as the new tire plant in Brazil. We examine and monitor the legal and political conditions as part of our general risk management process. In addition, we assess the country-specific risk when examining the profitability of an investment.

Legal risks

Legal risks, disputes, and claims for damages are disclosed in Note 31 to the consolidated financial statements.

Personnel risks

As an innovative company, we rely on highly qualified employees. We reduce the loss of expertise due to the fluctuation of qualified technical and management personnel with incentive programs, performance-based remuneration systems, and by offering international development prospects. We find qualified new recruits by maintaining close contact with universities and by running special recruitment programs.

Continental Corporation is a highly diverse and broad-based company that employs a large number of people with different cultural backgrounds for its activities in a large number of different countries around the world. Risks from deliberate illegal acts by individuals cannot be excluded. We reduce these risks by employing an internal control system, which consists of a segregation of functions, dual control, procedural guidelines in force throughout the Corporation, and our Code of Conduct. The corporate internal audit department monitors compliance with the internal controls as part of its audits. We vigorously investigate any suspected misconduct.

Risks from investments

It is part of our corporate strategy to use acquisitions and investments to increase the value added for the Corporation and improve its market position. We reduce the risk from investments by conducting in-depth due diligence investigations before committing to any acquisitions and analyzing them for their strategic relevance and earnings power. Management's expectations of companies acquired in previous years have largely been met.

IT risks

In a centralized, standardized IT environment, there is a risk of dependence on a single system or a single data center. A number of safety mechanisms have been implemented to minimize the risk of system failure, including access control systems, emergency planning, uninterruptible power supplies for critical systems, and redundant data storage. We use firewall systems, virus scanners, etc., to protect our IT systems against data security risks resulting from unauthorized access.

Interest rate and currency risks, risks from derivatives

The international nature of our business activities results in deliveries and payments in various currencies. Currency exchange fluctuations involve the risk of losses because assets denominated in currencies with a falling exchange rate lose value, whereas liabilities denominated in currencies with a rising exchange rate become more expensive. The net exposure, produced primarily by offsetting exports against imports in the individual currencies, is recorded and measured regularly. For many years now, Continental Corporation has been using natural hedges to reduce currency risks. These hedges are aimed at keeping the difference between income and expenses in any one currency as low as possible, thus minimizing the effect of exchange rate fluctuations against the euro. Furthermore, exchange rate forecasts are constantly monitored to ensure that risks are hedged as necessary with appropriate financial instruments. Currency management sets tight limits for open positions and thus considerably reduces the hedging risk. For hedging, we only allow the use of those derivative financial instruments that can be reported and measured in the risk management system. The Corporation's net foreign investments are not hedged against exchange rate fluctuations. Our imports into the Eurozone generally exceed exports to other currency zones.

Liabilities with variable interest rates are exposed to the risk of either falling or rising rates. This risk is regularly monitored and evaluated as part of our interest rate management activities, and the Corporation's interest-bearing liabilities are hedged as necessary using derivative interest rate hedging instruments. The Corporation's interest-bearing liabilities are the subject of these activities. All interest rate hedges serve exclusively to manage identified interest rate risks.

The Continental Corporation is not exposed to a risk of fluctuation in the fair value of long-term, fixed interest financial liabilities due to changes in market interest rates, as the lenders cannot exercise any right to early repayment due to rate fluctuations.

To reduce counterparty risk, interest rate and currency management transactions are carried out only with selected banks. We minimize internal settlement risks by clearly segregating functional areas. The central controlling function regularly determines and monitors forecasted liquidity surpluses or shortages in individual currencies from the operating business throughout the Corporation. A liquidity forecast is made by central cash management on a regular basis.

Liquidity risks

Continental AG aims to provide cost-effective, adequate financing for its own operating business and that of its subsidiaries. Various marketable financial instruments are employed for this purpose, including overnight money, term deposits, commercial paper and bonds, as well as bilateral and syndicated loans. Capital expenditure by subsidiaries is primarily financed through equity and loans from banks or subsidiaries. There are also cash-pooling arrangements with subsidiaries to the extent they are possible and justifiable in the relevant legal and tax situation. Where events lead to unexpected liquidity requirements, Continental can draw upon both existing liquidity and fixed credit lines from banks.

Overall risk analysis

Continental's overall risk situation is analyzed and managed using the risk management system as described. The Company is presently not aware of any risks that could endanger its continued existence.

Developments in 2007 and Outlook

Macroeconomic development

Global economic growth is expected to continue apace in 2007, although lower growth rates are anticipated due to the slowdown in U.S. economic growth. The portion of global economic growth accounted for by developing and emerging countries is expected to increase further, possibly to over 70%. The considerable imbalances in the global economy will remain. For example, the U.S. current account deficit will remain very high, and other countries, such as China and the oil-exporting nations, will continue to generate high trade balance surpluses.

As in the past four years, global economic growth is anticipated to be above the average growth rate of 3.6%. The IMF forecasts growth of 4.9%, following 5.1% in 2006.

It is generally assumed that 2007 will bring the end of the cycle of interest rate hikes by the main central banks, which would boost future growth prospects.

Germany

At the end of 2006, growth forecasts for 2007 were corrected upward. Despite the slowdown effect arising from increases in tax and contribution rates in 2007, most experts anticipate growth of 1.5% to 2%. The excellent outlook for the global economy, well-filled order books for German industry, and improved economic sentiment lifted growth forecasts from the former rate of just over 1%. The precise effects of the VAT increase on consumer spending cannot be foreseen. However, the majority of experts believe that consumer confidence will improve again after a weak first quarter in 2007 and will contribute to economic growth. After an anticipated increase at the start of the year, the inflation rate will again approach the 2% mark over the course of the year.

Western Europe/Eurozone

The high growth rate of 2.7% in 2006 will likely be unsustainable in 2007. The increases in tax and contribution rates in several countries will put the brakes on the upswing. However, high levels of fixed asset investments, an excellent outlook for exports, and growing private consumption over the course of the year are expected to result in growth of over 2%. Exports will profit more and more from rising demand within the EU, as well as from Asia, and Central and Eastern Europe. A continued inflation rate of over 2% is anticipated to justify further interest rate increases by the ECB.

U.S.A.

After the slowdown in global economic growth in the second half of 2006, a decline in the growth rate to under 2.5% is expected in the current year. The sharp increase in short-term interest rates caused by rate hikes up to 5.25% by the Federal Reserve Bank should come to an end during 2007. This is also true for the deceleration in new housing construction that began in 2006. Consumer spending is expected to receive a boost from rising real income and, along with increasing corporate investments, create favorable conditions for solid growth. As a result, the inflation rate will again drop to just over 2%, provided that energy prices do not rise further.

Asia

Asia already accounts for one-third of the world's economy. At around 7%, the growth rate in Asia will level off at the average level for the past five years. Due to the weaker demand expected from the U.S.A., the growth rate in China is anticipated to again dip below 10%. Rising domestic demand in the countries in this region, which also favorably influences the sales prospects of the automobile industry, is stabilizing the growth outlook here.

Japan's economy will continue to grow as it has since mid-2002, although the pace will slow down. This growth, which has gained impetus from sustained corporate investments and high employment rates, is expected to drop back to around 2% due to weaker global demand and the continuing hesitation by consumers to spend.

Industry development

Our key sales markets are the global business with automobile manufacturers and the replacement markets for passenger and commercial vehicle tires, particularly in Western and Central Europe and the NAFTA region. While the original equipment business with automakers has a significant influence on the development of business within our Automotive Systems and ContiTech divisions, the replacement markets for passenger and commercial vehicle tires are decisive for the tire divisions.

We forecast growing **light vehicle production** (passenger cars, station wagons, light commercial vehicles < 6t) for 2007. We are anticipating a global production volume of 68.6 million vehicles for 2007, which is 3.5% higher than in 2006. For 2008, a total volume of 71.4 million vehicles is expected, representing growth of 4.1%.

Production of light vehicles in millions of units**	**2006***	**2007**	**2008**
Western Europe	15.9	15.8	15.9
Eastern Europe	4.9	5.2	5.8
NAFTA	15.3	15.2	15.4
South America	3.0	3.2	3.3
Asia	25.6	27.5	29.2
Africa and Middle East	1.6	1.7	1.8
Total	**66.3**	**68.6**	**71.4**

Production of heavy vehicles* in thousands of units**	**2006***	**2007**	**2008**
Western Europe	480	450	440
Eastern Europe	140	140	140
NAFTA	650	460	540
South America	100	100	110
Asia	970	980	1,060
Total	**2,340**	**2,130**	**2,290**

Source: Global Insight *preliminary estimate **cars and light commercial vehicles (<6t) ***heavy vehicles (>6t)

Replacement sales of passenger, light truck, and 4x4 tires

in millions of units	**2006**	**2007**	**2008**
Western and Central Europe*	257.1	263.6	270.1
NAFTA**	266.6	272.6	280.0

* Sources: ERMC and own surveys, no comparable data available for Eastern Europe

** Sources: RMA, RAC, PricewaterhouseCoopers

Replacement sales of truck tires

in millions of units	**2006**	**2007**	**2008**
Western and Central Europe*	11.1	11.3	11.5
NAFTA**	20.9	21.3	21.8

* Sources: ERMC and own surveys, no comparable data available for Eastern Europe

** Sources: RMA, RAC, PricewaterhouseCoopers, Mexico Rubber Association

For 2007, we forecast that a lower number of commercial vehicles (> 6t) – about 2.1 million – will be produced worldwide. This is equivalent to a 9.0% decline, the majority of which is expected to be attributable to the NAFTA region. It is, however, possible that production volume will go up again in 2008. At almost 2.3 million units, 7.5% more commercial vehicles (> 6t) are expected to be manufactured in 2008. The key factor in this increase is the rising number of vehicles in the NAFTA region.

In terms of the **passenger tire replacement business**, which also includes light truck and 4x4 tires, we expect further volume growth in our key sales regions for 2007 and 2008. We anticipate growth in Western Europe of 2.5% for both years. Our estimate indicates that market volume in the NAFTA region should grow by 2.3% in 2007 and by 2.7% in 2008.

We project growth in the **truck tire replacement business** in 2007 and 2008 as well, and anticipate annual growth of 1.8% in Western and Central Europe. In the NAFTA region, 2007 is expected to bring a 1.9% increase in tires sold to 21.3 million units, whereas we forecast an increase of 2.3% in 2008.

Markets for raw materials

Despite the growth in worldwide demand in past years, we do not expect any supply shortages of our key raw materials (oil, natural rubber, and steel), because the increased supply is sufficient to meet demand. Geopolitical uncertainties and financial speculation in raw materials could have a short-term effect on this equilibrium, however. In 2007, we anticipate raw material prices to stabilize at their current high level.

Business development

Sales

We are expecting consolidated sales to increase further in fiscal years 2007 and 2008. In line with our strategic targets, we anticipate growth of 5% in both years. One of the conditions for this growth, however, is that our expectations regarding macroeconomic performance, the auto industry, and raw material markets prove to be accurate. Moreover, we assume that no major unforeseeable changes will occur, particularly in our key market segments. All divisions will contribute to the increase in consolidated sales.

The Automotive Systems division will benefit from our acquisition of the automotive electronics business from Motorola, as well as from further growth in demand for our products in Asia. We additionally expect the volume of ESC sales to grow in the NAFTA region in the coming years. In contrast, we anticipate a slight decline in sales of hydraulic brake systems in 2007.

The Passenger and Light Truck Tires division will benefit from the continuing improvement of the product mix in favor of high-performance and winter tires, as well as from the planned sales volume increase in the replacement business in Europe and the NAFTA region.

The Commercial Vehicle Tires division will be able to meet increased market demand in 2007 as well as in 2008 thanks to capacity expansion in Brazil.

ContiTech will continue to grow in 2007 and 2008, in particular by increasing sales volumes in Eastern Europe and Asia and with products outside the automobile industry.

EBIT

For 2007 and 2008, we are expecting the consolidated operating result to improve in absolute terms compared with the respective previous years.

The results for both years will likely also be impacted again by restructuring measures. Although no decisions have been made on specific measures, based upon past trends, costs of between €60 million and €80 million could be incurred annually.

The high proportion of original equipment business in the Automotive Systems division will again lead to high pressure from the automobile manufacturers on selling prices in 2007 and 2008. In addition, the comparatively lower profitability of the automotive electronics business acquired from Motorola will lead to a slight decline in the return on sales of the division in 2007, thereby having a negative effect on the Corporation's EBIT margin as well.

The restructuring activities undertaken during the past fiscal year in the Passenger and Light Truck Tires division in the NAFTA region should have a positive effect on the operating result of the entire division in 2007 and 2008. In addition, the production capacity we have created in Brazil has increased the percentage of our output in low-cost countries and will therefore have a positive effect on EBIT in 2007 and 2008. At the same time, it will improve our market presence in that region. The sustained growth in the winter and high-performance tires segments will also contribute to an increase in earnings. If prices of materials, especially natural rubber, should rise higher than the 2006 levels, we will try to compensate such rises by means of price increases, mix improvements and rationalization programs.

In the Commercial Vehicle Tires division, our share of production in low-cost countries will continue to be expanded. In 2007 and 2008, the expansion of our production capacities in Brazil and Malaysia and an improved market presence in these regions will have a positive impact on EBIT. In addition, the cost reduction measures introduced at our Mt. Vernon and Hanover-Stöcken locations will boost profitability. If raw material prices should exceed the previous year's levels, the division will also try to offset this effect by increasing sales prices and enhancing efficiency.

The ContiTech division will further reinforce its profitability in 2007 and 2008. In addition to product innovations, the share accounted for by the more profitable industrial business and the share of production in low-cost countries will rise.

Research and development

Given our customers' demanding requirements, we are expecting that research and development expense will increase slightly to 4.6% of sales in 2007. In 2008, we anticipate this ratio to be between 3.5% and 4.0%. This level to sales will not be impacted through larger new product developments, as such expenditures are now first capitalized.

Capital expenditure

We expect to continue expanding capital expenditures in 2007 and 2008 for a capital expenditure ratio of approximately 6.0% for both years.

Net indebtedness and gearing ratio

In 2007 and 2008, we will initiate additional measures in order to achieve a more efficient balance sheet structure. We generally intend to do so by making suitable acquisitions, which may result in a much higher level of indebtedness. Future dividends will therefore depend on whether we place priority on reducing a higher level of debt or, in view of a continued low gearing ratio, providing a higher cash-yield on our stock. As regards the gearing ratio, we consider 100% as target. Share buybacks have lower priority for us.



The special rubber reinforcement in the sidewall of the Self-Supporting Runflat tire takes the weight of the vehicle should inflation pressure drop. In this way, the driver can continue for another 80 kilometers at a maximum speed of 80 km/h.

Our Self-Supporting Runflat Tire (SSR) is a reliable assistant in the event of tire pressure loss. Continental's extended mobility systems include a tire pressure monitoring system and can be used on conventional rims. SSR allows the driver to keep traveling safely to the next service station despite a tire failure. For Continental, reliability also means being where our customers operate, no matter where in the world. With 85,224 employees in 37 countries, we are a global player that you can depend on.



Statement of the Executive Board

The Executive Board of Continental AG is responsible for the preparation, completeness, and integrity of the consolidated financial statements, the management report for the Corporation and Continental AG, and the other information provided in the Annual Report. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) and include any necessary and appropriate estimates. The management report for the Corporation and Continental AG contains an analysis of the net assets, financial position, and results of operations of the Corporation, as well as further information provided in accordance with the provisions of the *Handelsgesetzbuch* (German Commercial Code).

An effective internal management and control system is employed to ensure that the information used for the preparation of the consolidated financial statements, including the management report for the Corporation and Continental AG and internal reporting, is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the *Aktiengesetz* (German Stock Corporation Act) and an integrated financial control concept as part of the Corporation's value-oriented management, plus internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take countermeasures.

The Audit Committee of the Supervisory Board of Continental AG engaged KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors for the year ended December 31, 2006 pursuant to the resolution adopted by the Annual Shareholders' Meeting. KPMG audited the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and the management report for the Corporation and Continental AG. The auditors issued the report presented on the following page.

The consolidated financial statements, the Management Report for the Corporation and Continental AG, the auditors' report, and the risk management system will be discussed in detail by the Audit Committee of the Supervisory Board together with the auditors. These documents will then be discussed with the entire Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, February 12, 2007

The Executive Board

Auditor's Report

We have audited the consolidated financial statements prepared by the Continental AG, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together its report on the position of the Company and the Group prepared by the Company for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB [Handelsgesetzbuch "German Commercial Code"] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Hanover, February 13, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Income Statements

in € millions	See Note	2006	2005
Sales		**14,887.0**	**13,837.2**
Cost of sales		-11,205.2	-10,327.8
Gross margin on sales		**3,681.8**	**3,509.4**
Research and development expenses		-677.0	-589.4
Selling and logistics expenses		-853.9	-840.0
Administrative expenses		-442.5	-432.6
Other income and expenses	6	-132.7	-157.3
At-equity share in earnings of associates	7	21.4	14.8
Other income from investments	7	4.8	2.2
Earnings before interest and taxes		**1,601.9**	**1,507.1**
Interest income	8	36.5	48.3
Interest expense	8	-147.1	-152.7
Net interest expense		**-110.6**	**-104.4**
Earnings before taxes		**1,491.3**	**1,402.7**
Income tax expense	9	-486.7	-450.5
Net income		**1,004.6**	**952.2**
Minority interests		-22.7	-22.6
Net income attributable to the shareholders of the parent		981.9	929.6
Earnings per share in €	34	**6.72**	**6.38**
Diluted earnings per share in €	34	**6.44**	**6.10**

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Assets

in € millions	See Note	Dec. 31, 2006	Dec. 31, 2005
Goodwill	10	1,717.8	1,423.8
Other intangible assets	10	221.8	122.9
Property, plant, and equipment	11	3,549.0	3,267.8
Investments in associates	12	121.9	122.7
Other investments	13	15.4	9.3
Deferred tax assets	14	141.4	98.6
Deferred pension charges	23	43.0	85.1
Long-term derivative instruments	27	20.3	10.2
Other long-term financial assets	15	46.4	51.1
Other assets	16	0.9	2.3
Non-current assets		**5,877.9**	**5,193.8**
Inventories	17	1,597.2	1,418.6
Trade accounts receivable	18	2,340.3	2,114.6
Other short-term financial assets	15	126.9	51.6
Other assets	16	283.4	269.8
Income tax receivable		29.1	30.2
Short-term derivative instruments and interest bearing investments	27	12.8	62.4
Cash and cash equivalents	19	571.1	1,273.8
Assets held for sale	20	14.3	132.9
Current assets		**4,975.1**	**5,353.9**
Total assets		**10,853.0**	**10,547.7**

Total Equity and Liabilities

in € millions	See Note	Dec. 31, 2006	Dec. 31, 2005
Common stock		375.1	373.4
Capital reserves		1,340.1	1,307.8
Retained earnings		2,886.8	2,049.7
Other reserves		-131.2	-156.7
Minority interests		239.1	220.8
Total equity	21	**4,709.9**	**3,795.0**
Provisions for pension liabilities and other post-employment benefits	23	525.6	1,298.0
Deferred tax liabilities	14	189.1	159.5
Long-term provisions for other risks	24	333.2	354.0
Long-term portion of indebtedness	26	1,082.1	942.3
Other liabilities	29	26.8	34.9
Non-current liabilities		**2,156.8**	**2,788.7**
Trade accounts payable		1,465.9	1,322.1
Income tax payable	25	381.6	340.8
Short-term provisions for other risks	24	533.7	462.3
Indebtedness	26	703.1	897.3
Other short-term financial liabilities	28	565.4	536.7
Other liabilities	29	336.6	362.7
Liabilities related to assets held for sale	30	—	42.1
Current liabilities		**3,986.3**	**3,964.0**
Total equity and liabilities		**10,853.0**	**10,547.7**

See accompanying notes to the consolidated financial statements.

Consolidated Cash Flow Statements

in € millions	**2006**	**2005**
EBIT	1,601.9	1,507.1
Interest paid	-114.1	-131.6
Interest received	36.3	48.2
Income tax paid	-451.6	-375.6
Dividends received	17.1	4.2
Depreciation and amortization	699.6	741.8
At-equity share in earnings of associates and accrued dividend income from other investments	-29.5	-17.0
Gains/losses from the disposal of assets, subsidiaries and business units	-18.4	24.4
Other non-cash items	-12.9	—
Changes in		
inventories	-135.4	-94.7
trade accounts receivable	-91.5	-77.5
other assets	-4.2	-74.4
trade accounts payable	43.0	57.0
pension and post-employment provisions	-743.3	-104.6
provisions for other risks	1.4	2.5
other liabilities	24.7	28.4
Cash provided by operating activities	**823.1**	**1,538.2**
Proceeds on disposal of property, plant, equipment and intangible assets	32.2	36.5
Capital expenditure on property, plant, equipment and software	-805.0	-871.8
Capital expenditure on intangible assets from development projects	-0.8	-1.0
Proceeds on disposal of subsidiaries and business units, incl. surrendered cash and cash equivalents	69.0	—
Settlement paid on disposal of subsidiaries, incl. surrendered cash and cash equivalents	—	-26.0
Acquisition of subsidiaries and business units, incl. acquired cash and cash equivalents	-766.9	-35.5
Short-term interest bearing advances	7.3	4.6
Cash used for investing activities	**-1,464.2**	**-893.2**
Cash flow before financing activities (free cash flow)	**-641.1**	**645.0**
Short-term borrowings	363.6	-198.3
Proceeds from the issuance of long-term debt	279.6	0.0
Principal repayments on long-term debt	-551.0	-129.4
Repurchase of bonds	—	-68.1
Proceeds from the issuance of shares	2.1	4.8
Dividends paid to minority interests	-11.7	-8.3
Dividends paid	-145.9	-116.3
Cash flow used for financing activities	**-63.3**	**-515.6**
Change in cash and cash equivalents	**-704.4**	**129.4**
Cash and cash equivalents as of January 1	1,273.8	1,114.6
Effect of exchange rate changes on cash and cash equivalents	1.7	29.8
Cash and cash equivalents as of December 31	**571.1**	**1,273.8**

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Total Equity

	Number of shares[1]	Common stock	Capital reserves	Retained earnings	Other reserves			Subtotal	Minority interests	Total
					Difference from					
in € millions	(thousands)				successive share purchases	currency translation	financial instruments[2]			
As of Jan. 1, 2005	**145,416**	**372.3**	**1,297.4**	**1,236.4**	**–**	**-199.2**	**-0.7**	**2,706.2**	**231.0**	**2,937.2**
Net income				929.6				929.6	22.6	**952.2**
Comprehensive income						67.6	0.4	68.0	22.0	**90.0**
Net profit for the period		**–**	**–**	**929.6**	**–**	**67.6**	**0.4**	**997.6**	**44.6**	**1,042.2**
Dividends paid				-116.3				-116.3	-10.6	**-126.9**
Issuance of shares	449	1.1	10.4					11.5		**11.5**
Successive acquisitions of shares					-24.8			-24.8	-50.4	**-75.2**
Changes in minority interests from consolidation changes or capital increases								–	6.2	**6.2**
As of Dec. 31, 2005	**145,865**	**373.4**	**1,307.8**	**2,049.7**	**-24.8**	**-131.6**	**-0.3**	**3,574.2**	**220.8**	**3,795.0**
Net income				981.9				981.9	22.7	**1,004.6**
Comprehensive income						24.1	-0.5	23.6	-0.3	**23.3**
Net profit for the period		**–**	**–**	**981.9**	**–**	**24.1**	**-0.5**	**1,005.5**	**22.4**	**1,027.9**
Dividends paid				-145.9				-145.9	-11.7	**-157.6**
Issuance of shares	664	1.7	33.4					35.1		**35.1**
Revaluation reserves[3]					1.9			1.9		**1.9**
Reclassification of equity component of the related convertible bond portion on conversion			-1.1	1.1				–		**–**
Changes in minority interests from consolidation changes or capital increases								–	7.6	**7.6**
As of Dec. 31, 2006	**146,529**	**375.1**	**1,340.1**	**2,886.8**	**-22.9**	**-107.5**	**-0.8**	**4,470.8**	**239.1**	**4,709.9**

See accompanying notes to the consolidated financial statements.

[1] Shares outstanding.

[2] Includes derivative financial instruments and available-for-sale financial assets. Net of total deferred taxes of €0.3 million (2005: €0.2 million).

[3] Adjustment of carrying-value of existing at-equity share in associates to their fair value at date of obtaining control.

Segment Reporting

Segment report by division for 2006

in € millions	Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	Conti-Tech	Other/Con-solidation	Continental Corporation
Sales to external customers	5,994.4	4,680.6	1,395.2	2,816.8	—	14,887.0
Intercompany sales	0.0	13.0	73.1	51.9	-138.0	—
Total sales	**5,994.4**	**4,693.6**	**1,468.3**	**2,868.7**	**-138.0**	**14,887.0**
EBIT (segment result)	532.2	650.9	136.2	318.6	-36.0	1,601.9
as % of sales	8.9	13.9	9.3	11.1		10.8
– thereof at-equity share in earnings of associates	11.2	7.4	0.5	-0.3	2.6	21.4
Capital expenditure[1]	359.4	244.5	91.3	105.7	4.1	805.0
as % of sales	6.0	5.2	6.2	3.7		5.4
Depreciation and amortization[2]	301.6	220.1	67.5	111.2	-0.8	699.6
– thereof impairment[3]	12.6	19.9	-1.2	6.9	—	38.2
Significant non-cash expenses/income	8.3	-115.2	-36.0	-13.4	-10.3	-166.6
Segment assets	4,564.3	3,024.3	985.6	1,485.2	-15.9	10,043.5
– thereof investments in associates	65.7	40.8	4.3	2.4	8.7	121.9
Operating assets	3,863.0	2,615.7	844.1	1,231.9	22.9	8,577.6
ROCE in %	13.8	24.9	16.1	25.9		18.7
Segment liabilities	1,584.9	1,138.6	381.7	693.1	-26.6	3,771.7
Number of employees as of December 31, 2006	30,198	24,821	8,129	21,887	189	85,224

Segment report by division for 2005

in € millions	Automotive Systems	Passenger and Light Truck Tires	Commercial Vehicle Tires	Conti-Tech	Other/Con-solidation	Continental Corporation
Sales to external customers	5,230.6	4,433.7	1,313.4	2,859.5	—	13,837.2
Intercompany sales	0.0	10.9	65.8	34.7	-111.4	—
Total sales	**5,230.6**	**4,444.6**	**1,379.2**	**2,894.2**	**-111.4**	**13,837.2**
EBIT (segment result)	570.1	669.0	153.0	160.4	-45.4	1,507.1
as % of sales	10.9	15.1	11.1	5.5		10.9
– thereof at-equity share in earnings of associates	5.7	8.6	0.7	-0.2	—	14.8
Capital expenditure[1]	357.0	291.9	118.9	98.8	5.2	871.8
as % of sales	6.8	6.6	8.6	3.4		6.3
Depreciation and amortization[2]	282.0	259.1	69.4	128.0	3.3	741.8
– thereof impairment[3]	36.6	70.1	-1.5	1.9	—	107.1
Significant non-cash expenses/income	-1.0	-80.6	-27.3	24.0	-2.0	-86.9
Segment assets	3,673.5	2,903.9	979.6	1,530.1	1.9	9,089.0
– thereof investments in associates	62.1	42.7	4.3	7.1	6.5	122.7
Operating assets	3,099.7	2,488.2	833.7	1,318.2	27.1	7,766.9
ROCE in %	18.4	26.9	18.4	12.2		19.4
Segment liabilities	1,694.1	1,453.0	500.8	730.5	14.9	4,393.3
Number of employees as of December 31, 2005	24,189	24,910	8,239	22,331	180	79,849

See accompanying notes to the consolidated financial statements.

[1] Capital expenditure on property, plant, equipment and software.

[2] Excluding write-downs of investments.

[3] In 2006, reversals of impairment losses of €1.2 million (2005: €3.2 million) are included in the Commercial Vehicle Tires segment and of €0.7 million in the ContiTech segment.

Reconciliation of EBIT to net income

in € millions	2006	2005
Automotive Systems	532.2	570.1
Passenger and Light Truck Tires	650.9	669.0
Commercial Vehicle Tires	136.2	153.0
ContiTech	318.6	160.4
Other/consolidation	-36.0	-45.4
EBIT	**1,601.9**	**1,507.1**
Net interest expense	-110.6	-104.4
Earnings before income taxes	**1,491.3**	**1,402.7**
Income tax expense	-486.7	-450.5
Net income	**1,004.6**	**952.2**
Minority interests	-22.7	-22.6
Net income attributable to the shareholders of the parent	981.9	929.6

Segment reporting by region

in € millions	Germany	Europe excluding Germany	North America	Asia	Other countries	Continental Corporation
Sales to external customers 2006	**4,829.1**	**5,415.1**	**3,109.3**	**1,080.5**	**453.0**	**14,887.0**
Sales to external customers 2005	4,733.4	5,025.6	2,740.1	945.9	392.2	13,837.2
Capital expenditure 2006	**284.3**	**220.9**	**144.3**	**68.9**	**86.6**	**805.0**
Capital expenditure 2005	247.1	249.6	129.3	93.3	152.5	871.8
Segment assets[1] as of Dec. 31, 2006	**3,622.0**	**2,953.6**	**2,415.1**	**613.7**	**439.1**	**10,043.5**
Segment assets[1] as of Dec. 31, 2005	3,634.0	2,704.8	1,860.5	548.1	341.6	9,089.0
Number of employees as of Dec. 31, 2006	**30,059**	**26,839**	**14,306**	**9,652**	**4,368**	**85,224**
Number of employees as of Dec. 31, 2005	30,974	25,107	11,785	8,273	3,710	79,849

[1] The segment assets correspond to operating assets before deducting trade accounts payable.

Notes to the Consolidated Financial Statements

1. General Information

Continental Aktiengesellschaft, whose registered office is Vahrenwalder Strasse 9, Hanover, Germany, is the parent company of the Continental Corporation and a listed stock corporation. The Company is listed in the commercial register of the Hanover Local Court (HRB No. 3527). Continental AG is a supplier to the automotive industry, with worldwide operations. The consolidated financial statements of Continental AG will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

The date for the approval of the consolidated financial statements by the Supervisory Board is March 9, 2007.

The consolidated financial statements of Continental AG as of December 31, 2006, have been prepared under International Financial Reporting Standards (IFRS) in accordance with EU Regulation (EC) No. 1606/2002 in conjunction with section 315a (1) HGB. The term IFRS includes all International Accounting Standards (IAS) still in force and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and the former Standing Interpretations Committee (SIC). All International Financial Reporting Standards mandatory for fiscal year 2006 have been applied.

Amounts disclosed in this annual report for the periods from 1998 to 2003 are those as published previously in accordance with U.S. GAAP, whereas amounts for periods before 1998 are those as published previously in accordance with the accounting provisions of the *Handelsgesetzbuch* (German Commercial Code).

2. Accounting Principles

The consolidated financial statements have been prepared on the basis of historical costs, except for derivative financial instruments, which are recognized at their fair values, and assets held for sale, which are generally recognized at cost but are measured at the lower fair value less costs to sell where appropriate.

The financial statements of subsidiaries included in the consolidated financial statements have been prepared using accounting principles consistently applied throughout the Corporation, in accordance with IAS 27. The balance sheet dates of the subsidiary financial statements are coterminous with the consolidated financial statements.

The consolidated financial statements have been prepared in euros. Unless otherwise stated, all amounts presented are in millions of euros.

Consolidation principles

All major subsidiaries, in which Continental AG directly or indirectly holds a majority of voting rights, have been included in the consolidated financial statements and fully consolidated. In accordance with the provisions of SIC 12 (Consolidation - Special Purpose Entities), the consolidated financial statements must also include companies that can be controlled by Continental, despite a lack of majority voting rights, by other means such as agreements or guarantees. No companies were required to be included in the consolidated financial statements as a result of these provisions in either 2006 or 2005. The consolidation of subsidiaries is based on the purchase method of acquisition accounting: eliminating the purchase price against the parent company's interest in the acquired net assets at fair value at the date of acquisition. Intangible assets not previously recorded in the stand-alone financial statements of the acquired company are also recognized at their fair value. Intangible assets identified in the course of a business combination, including for example brand names, patents, customer relationships and order backlogs, are recognized separately at the date of acquisition only if the requirements under IAS 38 for an intangible asset are met. Adjustments to certain assets and liabilities measured at the date of acquisition may be made within twelve months after the acquisition. Any positive remaining amount is capitalized as goodwill.

The shares in the net assets of subsidiaries that are not attributable to the Corporation are shown as minority interests as a separate component of total equity.

For the term during which Continental or any of its subsidiaries have made binding offers to minority shareholders to purchase their shares in subsidiaries, those minority interests are shown as financial liabilities and not as equity. These financial liabilities are recognized at fair value, which corresponds to the price offered. In the event that the offer was made simultaneously at the time of the business combination, then the fair value of the binding purchase offer is considered part of the total cost of acquisition. On the other hand, if that offer was made separately from the business combination, then any difference between the binding purchase offer and the carrying amount of the minority interests at the time that offer is made is charged directly to equity. In particular in Germany, offers to purchase minority interests are required by law in connection with management and profit and loss pooling agreements, in accordance with the redemption obligations under section 305 of the *Aktiengesetz* (German Stock Corporation Act).

Once a majority interest has been obtained, any differences arising from successive purchases of shares from minority interests, between the purchase price and the carrying amount of those minority interests, are charged directly to equity.

Significant investments where Continental holds between 20.0% and 50.0% of the voting rights, thereby enabling it to exert significant influence on the associated companies are accounted for using the equity method. Companies that are dormant or have only a low level of business activity and therefore no significant impact on the net assets, financial position and results of operations of Continental Corporation are not included in the consolidated financial statements. Such companies are recognized in the consolidated financial statements at cost unless their fair value can be determined in accordance with IAS 39.

Associates are included using the at-equity method by which the carrying amount is adjusted to reflect the share in the associate's net equity. If the annual financial statements of the associates are not available, the at-equity share in earnings or losses is recognized as necessary based on estimated amounts. Goodwill arising from the first-time consolidation of associates is disclosed separately. Goodwill is not amortized but tested annually for impairment. Where there are successive purchases of shares, at the point in time where control is obtained, any difference between the carrying amount for shares previously held prior to obtaining control and the fair value is taken directly to equity. To the extent this difference reflects unrecognized fair values compared to the historical cost of the net assets of the associate, the difference is credited separately to a revaluation reserve within total equity.

Intercompany amounts receivable and payable, as well as income and expenses are eliminated on consolidation. Intercompany profits arising on the supply of goods and services, and dividend payments made within the Corporation are eliminated on consolidation. Deferred taxes related to the elimination of intercompany transactions are recognized at the effective income tax rate for the Corporation.

Foreign currency translation

The assets and liabilities of foreign subsidiaries with a functional currency other than the euro are translated into euros at the year-end middle rates. The statement of income is translated at the exchange rates prevailing at the transaction dates. Differences resulting from currency translation are charged directly to other reserves within total equity until the disposal of the subsidiary, without recognizing deferred taxes.

In the stand-alone statements of Continental AG and its subsidiaries, amounts receivable and payable in foreign currencies are measured on recognition at the transaction rate and adjusted at the balance sheet date to the related spot rates. Gains and losses arising on foreign currency translation are recognized in the income statement, except for certain loans. Foreign currency adjustments relating to the translation of intercompany financing made in the functional currency of one of the parties and for which repayment is not expected in the foreseeable future, are charged directly to other reserves within total equity.

In accordance with IAS 21, goodwill arising from any form of acquisition is recognized directly as an asset of the subsidiary acquired and therefore also translated for subsidiaries whose functional currencies are not the euro, into euros at the balance sheet date using the middle rate, and the differences resulting from foreign currency translation are charged directly to other reserves within total equity.

The following table summarizes the exchange rates used in currency translation that had a material effect on the consolidated financial statements:

Currencies		**Closing rate**		**Average rate for the year**	
1 € in		**Dec. 31, 2006**	**Dec. 31, 2005**	**2006**	**2005**
Brazil	BRL	2.82	2.75	2.73	3.04
Switzerland	CHF	1.61	1.56	1.57	1.55
China	CNY	10.12	9.54	10.01	10.21
Czech Republic	CZK	27.44	29.04	28.34	29.80
United Kingdom	GBP	0.67	0.69	0.68	0.68
Hungary	HUF	251.68	252.75	264.10	248.06
Japan	JPY	156.65	138.87	146.09	136.91
Mexico	MXN	14.32	12.61	13.70	13.59
Malaysia	MYR	4.65	4.47	4.61	4.72
Philippines	PHP	64.63	62.68	64.41	68.56
Romania	RON	3.39	3.68	3.52	3.62
Slovakia	SKK	34.39	37.84	37.21	38.59
U.S.A.	USD	1.32	1.18	1.26	1.25
South Africa	ZAR	9.22	7.50	8.52	7.92

Revenue recognition

Revenue – before VAT/sales tax and after deducting sales allowances – is recognized at the date of delivery provided that economic ownership, and therefore the major risks and rewards, have been transferred to the buyer, and that payment is probable.

Only sales of products resulting from the ordinary business activities of the Company are shown as revenue. Ancillary income or proceeds such as from the sale of equipment, external sales of compounds, sale of scrap, or rental and licensing income, are netted against the related expenses.

Product-related expenses

Costs for advertising, sales promotion, and other sales-related items are expensed as incurred. Provisions are recognized for probable warranty claims on sold products on the basis of past experience, as well as legal and contractual terms. Additional provisions may be recognized for specific known cases.

Research and development expenses

Research and development expenses comprise expenditure on research and development and expenses for customer-specific applications, prototypes and testing. Advances and reimbursements from customers are netted against expenses at the time they are invoiced. In addition, the expenses are reduced by the amount relating to the application of research results for the development of new or substantially improved products, if the related activity fulfills the six deferral criteria set out in IAS 38. This portion of the expenses is recognized as an intangible asset and is amortized over a period of three years from the date that the developed products become marketable. However, expenses for customer-specific applications, pre-production prototypes or tests for products already being sold (application engineering) generally do not qualify as development expenditure which may be recognized as an intangible asset. Furthermore, expenses incurred directly in connection with starting up new operations or launching new products or processes are charged immediately to income.

Only very few development projects fulfill the strict recognition criteria as intangible assets since our major medium- and longer-term projects are for supplying automobile manufacturers (original equipment business). New developments for the original equipment business are not marketable until we have been nominated as the supplier for the particular vehicle platform or model and, furthermore, have successfully fulfilled pre-production release stages. Moreover, these release stages serve as the prerequisite to demonstrate the technical feasibility of the product, especially given the high demands imposed on comfort and safety technology. Accordingly, development costs are recognized as an asset only as of the date of nomination as supplier and fulfillment of a specific pre-production release stage. The development is considered to be completed once the final approval for the unlimited series production is granted.

Although suppliers are nominated by original equipment manufacturers with the general obligation to supply products over the entire life of the particular model or platform, these supply agreements constitute neither long-term contracts nor firm commitments, in particular because the original equipment manufacturers make no volume commitments. For this reason, all pre-series production expenditure – with the exception of the capitalized development costs described above – is charged directly to income.

Interest and investment income

Interest income and expenses are recognized for the period to which they relate; dividends receivable are recognized upon the legal entitlement to payment.

Earnings per share

Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Treasury stock is deducted for the period it is held in treasury. Diluted earnings per share also include shares from the potential exercise of option or conversion rights. The corresponding expenses that would no longer be incurred after the conversion or exchange are eliminated.

Balance sheet classification

Assets and liabilities are shown as non-current assets and liabilities in the balance sheet if they have a remaining term of over one year and, conversely, as current assets and liabilities if the remaining term is shorter. Liabilities are treated as current if there is no unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. Provisions for pensions and other post-employment obligations as well as deferred tax assets and liabilities are categorically shown as non-current. If assets and liabilities have both current and non-current portions, the amounts are classified separately.

Goodwill

Goodwill is the difference between the purchase cost and the fair value of the acquired assets and liabilities of a business combination. Goodwill is not subject to amortization; it is tested for impairment at least annually and, if necessary, written down to the extent impaired.

Intangible assets

Purchased intangible assets are carried at acquisition cost and internally generated intangible assets at their production cost, provided that the conditions for recognition of an internally generated intangible asset are met in accordance with IAS 38. If intangible assets have finite useful lives, they are amortized straight-line over a useful life of three to seven years. Intangible assets with indefinite useful lives are tested at least annually for impairment and, if necessary, written down to the extent impaired.

Property, plant, and equipment

Property, plant, and equipment is carried at acquisition or construction cost, less straight-line depreciation. Impairment losses are recognized through an additional write down of the affected items. Investment grants are generally deducted from cost.

The construction cost consists of the direct costs and attributable material and manufacturing overheads, including depreciation. It does not include any financing costs.

As soon as an asset is available for its intended use, subsequent cost is only capitalized to the extent the related modification changes the function of the asset or increases its economic value, and the cost can be clearly identified. All other subsequent expenditure is recorded as current period maintenance expense.

Property, plant, and equipment is capitalized separately at the lowest level of their components that are separately functioning economic units, or that have significantly different useful lives and, to the extent integrated in other assets when they are likely to be replaced or overhauled during the overall life of the related main asset. Maintenance and repair costs are recognized as an expense as incurred. The Corporation has no property, plant, or equipment that by the nature of its operation and deployment can only be repaired and serviced in intervals over several years. The useful lives are up to 33 years for buildings and land improvements; up to twelve years for technical equipment and machinery; and two to ten years for factory and office equipment.

Investment property
Land and buildings held for the purpose of generating rental income instead of production or administrative purposes are carried at depreciated cost. Depreciation is charged on a straight-line basis over the useful lives, which correspond to those for real estate in use by the Company.

Leasing
Continental leases property, plant, and equipment, especially buildings. If the substantial risks and rewards from the use of the leased asset are controlled by Continental, the agreement is treated as a capital lease, and an asset and related financial liability are recognized. In the case of an operating lease, where the economic ownership remains with the lessor, only the lease payments are recognized as incurred and charged to income. Other arrangements, particularly service contracts, are also treated as leases to the extent they require the use of a particular asset to fulfill the arrangement and the arrangement conveys a right to control the use of the asset.

Impairment
The Corporation immediately reviews intangible assets and property, plant, and equipment when there is an indication of impairment by comparing the carrying amount with the recoverable amount. The recoverable amount corresponds to the higher of the fair value less costs to sell and the present value of the expected future cash flows from the continued use of the asset. If the carrying amount is higher than the recoverable amount, the difference is recognized as an impairment loss. If the circumstances for the prior recognition of an impairment no longer prevail, the assets are written up to the extent of the restored impairment.

The annual impairment test for goodwill is made at the level of the strategic business units, which represent the relevant cash-generating units. Recoverability is tested by comparing the carrying amount of the business unit, including goodwill, with its recoverable amount on the basis of its discounted pre-tax cash flows representing the value in use. An impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount for the business unit. Impairment losses for goodwill are not reversed in subsequent periods.

The expected cash flows for the business units are derived from the long-term plans that cover the following five years. The terminal cash flows are extrapolated using the expected growth rates for the individual business units; however, normalized for significant nonrecurring effects. The overall average growth rate applied in the 2006 test was 0.37% (2005: 0.36%). The plan data are adjusted as necessary for any forecasted significant one-time effects. The plans are based in particular on assumptions for macroeconomic developments as well as trends in sales prices, raw material prices and exchange rates.

The interest rate used in fiscal 2006 to discount cash flows was 12.2% (2005: 11.3%).

Assets and related liabilities held for sale
Individual non-current assets or a group of non-current assets and related liabilities are classified separately as held for sale in the balance sheet if their disposal has been committed and is probable. Assets held for sale are recognized at the lower of their carrying amount and their fair value less costs to sell, and otherwise no longer depreciated once they are classified as held for sale.

Financial instruments
A financial instrument in accordance with IAS 32 is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They include primary financial instruments such as trade accounts receivable and payable, securities and financial assets, and indebtedness and other financial

liabilities. They also include derivative financial instruments that are used to hedge against risks from changes in exchange rates and interest rates. Financial instruments are recognized at the trade date, i.e., the date at which the obligation to buy or sell an asset is incurred.

Primary financial instruments

Primary financial instruments are classified under one of the following four categories according to the purpose for which they are held. The classification is reviewed at each reporting date and affects whether the asset is reported as non-current or current as well as determining whether measurement is at cost or fair value.

a. Changes in the fair value of, "financial assets measured at fair value through profit or loss," – which are either designated as such on initial recognition or are classified as held for trading – are recognized immediately in the income statement. In addition, they are reported as current assets if they are either held for trading purposes or are expected to be realized within 12 months following the balance sheet date.

b. Held-to-maturity financial assets – which have fixed or determinable payments at the date of initial recognition as well as a fixed maturity and are intended to be held until that maturity – are recognized at amortized cost and reported as non-current or current assets in accordance with their term. Any impairment losses are charged directly to income.

c. Loans and receivables – which have fixed or determinable payments and are not quoted on an active market – are measured at amortized cost less any necessary impairment write-downs. They are reported in the balance sheet under other financial assets, unless they represent trade accounts receivable, and as non-current or current in accordance with their term.

d. Available-for-sale financial assets – which are designated as available for sale at the date of initial recognition – are measured at fair value, if a fair value can be determined, and reported as non-current or current assets according to the expected date of sale. Unrealized gains or losses are charged directly to total equity, net of tax effects, under other reserves until the date of de-recognition. If fair value cannot be determined, for example in the case of investments in non-consolidated affiliated companies or other equity interests classified as investments, the assets are measured at cost.

Liabilities arising from primary financial instruments may be recognized either at amortized cost or, "at fair value through profit or loss." Continental generally measures all financial liabilities at amortized cost, which comprises the remaining principal balance and issuing costs, net of any unamortized premium or discount. Liabilities from financing leases are shown at the present value of the remaining lease payments based on the implicit lease interest rate. Financial obligations with fixed or determinable payments that comprise neither indebtedness nor derivative financial liabilities quoted on an active market are reported in the balance sheet under other financial liabilities in accordance with their term.

Hybrid financial instruments

Financial instruments that have both a debt and an equity component are classified and measured separately by those components. Instruments under this heading include primarily bonds with warrants and convertible bonds. In the case of convertible bonds, the market value of the share-conversion rights is recognized separately in capital reserves already at the date the bond is issued and therefore deducted from the indebtedness incurred through the bond proceeds. Market values of conversion rights from bonds with below-market interest rates are based on the present value of the difference between the coupon rate and the market rate of interest. The interest expense for the debt component is calculated over the term of the bond based on the market interest rate at the date of issue for a comparable bond without conversion rights. The difference between the deemed interest and the coupon rate is accrued over the term to the carrying amount of the bonded indebtedness. The issuing costs of the convertible bond are deducted directly from the carrying amount of the debt component. In the event of maturity or conversion, the equity component previously recognized in capital reserves at the date of issue is offset against the accumulated retained earnings in accordance with the option permitted by IAS 39.

Derivative financial instruments

Derivative financial instruments are used only in connection with amounts recognized in the balance sheet or forecasted payment flows, and are recognized at their fair values. The fair value generally corresponds to the market or exchange price. In the absence of an active market, the fair value is determined using financial models, for example by discounting expected future payment flows at the market rate of interest or by applying recognized option-pricing models. Financial instruments are recognized at the trade date, i.e., when the obligation to buy or sell the instrument is incurred.

Changes in the market values of derivative financial instruments used for fair-value hedging purposes to counteract fluctuations in the market value of recognized assets or liabilities are charged to income together with the changes in value of the hedged item. Changes in the market values of derivative financial instruments used to hedge future cash flows, given their effectiveness is demonstrated, are charged directly to equity until the associated hedged transaction is settled. If the criteria for hedge accounting are not met or the hedge becomes ineffective, the changes in market value of the specific derivative financial instrument are charged to income as incurred, independently of the hedged item. Once the forecasted transaction for which the cash flows have been hedged results in the recognition of a financial asset or a financial liability, any gains or losses previously deferred in equity are released to income at that time. On the other hand, if the transaction leads to the recognition of a non-financial asset, the gains or losses previously deferred to equity are treated as a reduction or an increase in cost on recognition of the non-financial asset or liability.

Amounts receivable

Amounts receivable and other assets are carried at their principal amount. Valuation allowances are made in specific cases where default is probable, or as a general reserve based on experience. Continental sells trade accounts receivable, particularly under asset-backed securitization programs. The accounts receivable are still recognized in the balance sheet when the risks and rewards, in particular credit and default risk, have not been transferred. The repayment obligations from these sales are then shown as short-term indebtedness.

Inventories

Inventories are recognized at the lower of acquisition or production cost and net realizable value. Acquisition cost is generally determined using the weighted-average method. Production cost includes direct costs, production-related material costs, overheads, and depreciation. Write-downs also take account of decreased marketability or excessive storage periods.

Other assets

Other assets are recognized at cost. Write-downs are made as appropriate to reflect any possible risk related to recoverability.

Accounting for income taxes

Income taxes are measured using the liability method, in accordance with IAS 12. They include deferred taxes for the expected tax payments and refunds from temporary differences between the consolidated financial statements and the related tax bases, as well as from loss carryforwards. No deferred tax is recognized for non-tax-deductible goodwill. The deferred tax assets and liabilities are measured at the applicable tax rates related to the period where the temporary differences are expected to reverse. Changes in tax rates are recognized once the rate has been substantially enacted. Deferred tax assets are not recognized if it is not probable that they will be realized in the future.

Provisions for pension liabilities and other post-employment benefits

The retirement benefits offered by the Corporation encompass both defined benefit and defined contribution plans.

Pension liabilities under defined benefit plans are actuarially measured pursuant to IAS 19, using the projected unit credit method that reflects salary, pension, and employee fluctuation trends. The discount rate to determine the present value is based on long-term loans in the respective capital market. Actuarial gains and losses that exceed the greater of 10% of the defined benefit obligation and 10% of the fair value of the plan assets at the start of the fiscal year are recognized in profit or loss over the expected average remaining service lives of the beneficiaries. Expenses for the interest cost for pension liabilities, and income from the pension funds are not shown separately in net interest expenses, but are included in the compensation costs in the related cost categories as classified in the income statement.

Accordingly, the interest cost of other, similar long-term employee benefits are included in the compensation costs as part of the cost categories as classified in the income statement and not shown separately as net interest expense. Pension liabilities for some companies of the Corporation are covered by pension funds. Plan assets comprise all assets, as well as claims from insurance contracts, that are held exclusively towards payments to those entitled to pensions and are not available to meet the claims of other creditors. Pension obligations and plan assets are reported on a net basis in the balance sheet.

The significant other post-employment benefits also shown under the provision for pension and other post-employment liabilities relate to obligations to pay for health costs for retired workers in the U.S.

Defined contribution plans represent retirement benefits where the Company only contributes contractually fixed amounts for current service entitlements, which are generally invested by independent, external asset managers until the date of retirement of the employee. The fixed amounts are partly dependent on the level of the employee's own contribution. The Company gives no guarantees of the value of the asset after the fixed contribution, either at the retirement date or beyond. The entitlement is therefore fulfilled by the contributions paid in the year.

Provisions for other risks

Provisions are recognized when a legal or constructive obligation has arisen that is likely to result in a future cash outflow to third parties and the amount can be reliably determined or estimated. The provisions are recognized at the balance sheet date with the value at which the obligations could likely be settled or transferred to a third party. Long-term provisions such as litigation or environmental risks are discounted to their present value. The resulting periodic interest charge for the provisions is shown under net interest expenses.

Non-financial liabilities

Current liabilities are carried at their payable amount. Long-term non-financial liabilities are shown at historical cost.

Stock option plans

The amount of personnel expenses recognized in respect of stock options is based on the fair value of the options at the date of grant, using the Monte Carlo simulation model. The fair value of the option is shown as capital reserves and charged straight-line to income over the vesting period.

Estimates

Proper and complete preparation of the consolidated financial statements requires management to make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes, as well as the income and expenses for the period.

The most important estimates relate to the determination of the useful lives of intangible assets and property, plant, and equipment; the impairment testing of goodwill and fixed assets, in particular the underlying cash flow forecasts and discount rate; the recoverability of amounts receivable and other assets as well as income taxes receivable; the financial modeling parameters for stock option plans; and the recognition and measurement of provisions, especially the actuarial parameters for pensions and other post-employment obligations; and the probabilities of claims and amounts of settlements for warranty, litigation or environmental remediation.

The assumptions and estimates are regularly reviewed and updated to reflect actual developments as necessary and based on the information currently available at the date of preparation of the consolidated financial statements.

Consolidated cash flow statements

The statements of cash flows show the sources during the period that generated cash and cash equivalents as well as the uses of cash and cash equivalents. Cash includes all liquid funds and demand deposits. Cash equivalents are short-term, highly liquid financial investments that can be readily converted into known cash amounts and are subject to only minor fluctuations in value. Financial investments are considered to be cash equivalents only if they have a remaining term not exceeding three months from the date of acquisition.

3. New Accounting Pronouncements

The following amendments and interpretations issued in relation to published standards that were applicable to Continental became effective from January 1, 2006 and have been adopted accordingly:

IAS 19 – Employee Benefits – was amended to include additional disclosure requirements for defined benefit pension plans. In addition, a further option was introduced to allow the full amount of actuarial gains and losses to be taken directly to equity in the period in which they arise. Continental, however, has continued to recognize actuarial gains and losses in accordance with the corridor method.

IAS 39 – Financial Instruments: Recognition and Measurement – was amended to permit the foreign currency risk of a highly probable forecasted intercompany transaction to qualify as a hedged item; to restrict the option of measuring certain financial instruments at fair value through profit or loss; and to introduce new measurement requirements for financial guarantee contracts. In 2006, as in the previous year, the Corporation held no financial instruments to which these amendments applied and therefore these amendments had no effects.

IFRIC 4 – Determining Whether an Arrangement Contains a Lease – clarifies when an arrangement, in particular a service contract, must be accounted for as a lease, because fulfillment of the arrangement depends upon the use of the asset and the arrangement conveys a right to control the use of the asset. The accounting policies applied by Continental are already in conformity with this clarification.

IFRIC 5 – Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds – and IFRIC 6 – Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment – principally contain clarifications relating to the accounting treatment of waste disposal obligations. Their application had no effects.

The following amendments were not applicable to Continental, although also effective for 2006: IFRS 1 – First-time Adoption of International Financial Reporting Standards – and IFRS 6 – Exploration for and Evaluation of Mineral Resources.

The following standards and interpretations became effective only after December 31, 2006:

IFRS 7 - Financial Instruments: Disclosures – and amendments to IAS 1 – Presentation of Financial Statements - Capital Disclosures – contain additional disclosure requirements in particular relating to the nature and extent of risks arising from financial instruments, especially credit risk, liquidity risk and market risk, and including sensitivity analyses.

IFRS 8 – Operating Segments – replaces the risks and rewards approach of IAS 14 to segment reporting with a management approach which identifies and reports segments based on internal reports regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. Therefore, the financial accounting approach of IAS 14 to the measurement of segment information is also replaced with the management approach. The application of IFRS 8 is mandatory only for annual periods beginning on or after January 1, 2009; however, the prescribed approach to identifying and reporting segments is consistent with the principles already applied by Continental.

IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies – clarifies the application of IAS 29 in cases where the economy of a country whose currency is the functional currency of the reporting entity becomes hyperinflationary. First-time adoption as of January 1, 2007 had no effects.

IFRIC 8 – Scope of IFRS 2 – clarifies the applicability of IFRS 2 Share-based Payment to arrangements where the reporting entity makes share-based payments for nil or inadequate consideration. First-time adoption as of January 1, 2007 had no effects.

IFRIC 9 – Reassessment of Embedded Derivatives – clarifies whether the treatment of embedded derivatives contained in a contract must be assessed only when the entity first becomes a party to the contract or throughout its life. First-time adoption as of January 1, 2007 had no effects.

IFRIC 10 – Interim Financial Reporting and Impairment – makes it clear that impairment losses recognized in respect of certain assets in interim financial statements, starting from 2007 for Continental, may not be reversed later in the annual financial statements.

IFRIC 11 – IFRS 2 - Group and Treasury Share Transactions – clarifies the accounting treatment of payments based on the equity instruments of the parent company made by companies or to employees within a group, the effects of transfers of employees within a group and the treatment of share-based payments which the entity settles in its own shares, either from treasury stock or purchased from a third party. Although IFRIC 11 becomes effective only for annual periods beginning on or after March 1, 2007, its adoption is not expected to have any significant effects.

IFRIC 12 – Service Concession Arrangements – for which application is mandatory from January 1, 2008, does not apply to Continental.

4. Companies Consolidated

In addition to the parent company, the consolidated financial statements include 278 (2005: 264) domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20.0% of the voting rights. Of these, 244 (2005: 232) are fully consolidated and 34 (2005: 32) are carried at equity.

The number of companies consolidated increased in total by 14. Ten companies were acquired and ten companies were newly founded. A further eight companies commencing or recommencing business activities in 2006 were consolidated for the first time. Eight companies were sold and one company was liquidated. In addition, the companies consolidated were reduced by four companies as a result of mergers and by one company that was deconsolidated. One company was reclassified from associates to affiliated companies following the purchase of the remaining shares.

Additions to companies consolidated in 2006 principally comprise the acquisition of Roulunds Rubber A/S and its subsidiaries and the foundation of companies to take over Motorola's automotive electronics business. Significant disposals in 2006 included the companies in the Stankiewicz business unit within the ContiTech division. The resulting effects are shown under Note 5 – Acquisition and Sale of Companies.

52 (2005: 58) companies whose assets, liabilities, expenses and income, are only of minor significance both individually and collectively for the assets, earnings and financial situation of the Corporation, were not consolidated. Of these, 26 (2005: 33) companies are affiliated companies, of which 17 (2005: 25) are currently inactive. A further 26 (2005: 25) companies not consolidated are affiliated companies, of which six (2005: six) are currently inactive.

More information on share interests can be found in the list of the Corporation's shareholdings filed with the commercial register of the Hanover Local Court under HRB No. 3527.

Statutory exemption provisions applying to German companies

The statutory exemption provisions have been applied to the following German corporations or partnerships in accordance with section 264 (3) or section 264b of the HGB:

ADC Automotive Distance Control Systems GmbH, Lindau; ASM Automobil-System-Montagen GmbH, Haldensleben; Benecke-Kaliko Aktiengesellschaft, Hanover; Beneform GmbH, Peine; CAS München GmbH, Hanover; CAS-ONE Holdinggesellschaft mbH, Hanover; Conseo GmbH, Hamburg; IPM GmbH, Hamburg; Conti Temic microelectronic GmbH, Nuremberg; Conti Versicherungsdienst Versicherungsvermittlungsgesellschaft mbH, Hanover; Continental Caoutchouc-Export-Aktiengesellschaft, Hanover; Continental Engineering Services GmbH, Frankfurt; ContiTech AG, Hanover; ContiTech Antriebssysteme GmbH, Hanover; ContiTech

Elastomer-Beschichtungen GmbH, Hanover; ContiTech Formpolster GmbH, Hanover; ContiTech Luftfedersysteme GmbH, Hanover; ContiTech Schlauch GmbH, Hanover; ContiTech Techno-Chemie GmbH, Karben; ContiTech Transportbandsysteme GmbH, Hanover; ContiTech Verwaltungs-GmbH, Hanover; ContiTech Vibration Control GmbH, Hanover; ContiTech-Universe Verwaltungs-GmbH, Hanover; Eddelbüttel & Schneider GmbH, Hamburg; Formpolster GmbH, Hanover; Göppinger Kaliko GmbH, Eislingen; Hagufa Versicherungsdienst GmbH, Hamburg; Metallgummi GmbH, Hamburg; Mündener Gummiwerk GmbH, Hannoversch-Münden; Phoenix 6. Verwaltungs-GmbH, Hamburg; Phoenix Automotive GmbH, Hamburg; Phoenix Beteiligungsgesellschaft mbH, Hamburg; Phoenix Compounding Technology GmbH, Hamburg; Phoenix Conveyor Belt Systems GmbH, Hamburg; Phoenix Dichtungstechnik GmbH, Waltershausen; Phoenix Fluid Handling Industry GmbH, Hamburg; Phoenix Traffic Technology GmbH, Hamburg; Phoenix Vermögensverwaltungs-GmbH, Hamburg; Phoenix XtraPrint GmbH, Waltershausen; TEMIC Automotive Electric Motors GmbH, Berlin; UMG Beteiligungsgesellschaft mbH, Hanover; Vergölst GmbH, Bad Nauheim.

Continental Teves AG & Co. oHG, Frankfurt; ContiTech Kühner GmbH & Cie. KG, Oppenweiler; Phoenix Service GmbH & Co. KG, Hamburg; Union Mittelland Gummi GmbH & Co. Grundbesitz KG, Hanover.

5. Acquisition and Sale of Companies

At the end of April 2006, the Company acquired 100% of the shares in Roulunds Rubber A/S and subsidiaries. This Danish company develops, produces and sells power transmission belts for industrial applications as well as for replacement business and original equipment manufacturers in the automotive industry. The purchase price including directly attributable transaction costs amounted to €13.3 million. The allocation of the purchase price resulted in negative goodwill amounting to €12.9 million which was recognized as other income. The principal reasons for the excess interest were capital expenditure, maintenance and restructuring measures not carried out in the past by the seller. The acquired assets and liabilities of the Roulunds Rubber Group were recognized at the following fair values at the date of purchase:

Acquisition of the Roulunds Rubber Group	**Carrying amount immediately before acquisition**	**Fair value at date of initial consolidation**
Intangible assets	0.2	0.9
Property, plant, and equipment	21.7	12.1
Inventories	16.8	16.6
Accounts receivable	18.5	18.5
Other current assets	4.8	4.8
Cash and cash equivalents	9.9	9.9
Pension provisions	-3.5	-3.5
Net deferred taxes	1.7	3.2
Other long-term provisions	0.0	-0.5
Indebtedness	-20.4	-20.4
Trade accounts payable	-6.8	-6.8
Other current liabilities	-5.3	-5.9
Net assets	**37.6**	**28.9**
Minority interests	2.7	2.7
Purchased net assets	**34.9**	**26.2**
Purchase price		12.8
Incidental acquisition expenses		0.5
Negative difference		**-12.9**

Since the date of acquisition, the Roulunds Rubber Group has contributed €45.3 million to sales and €0.5 million to net income attributable to the shareholders of the parent. The sales of the Continental Corporation reported for 2006 would have been €21.3 million higher, and net income attributable to the shareholders of the parent €0.4 million higher, if the transaction had been completed on January 1, 2006; earnings per share would have been unchanged.

On July 2, 2006, the worldwide automotive electronics business of Motorola, Inc., was acquired as an asset deal. The purchase included Motorola's vehicle control, sensor and interior electronics, as well as the telematics business. The principal reasons for the acquisition were to strengthen our position in North America in body electronics, sensors and powertrain electronics and to expand our product portfolio in telematics. The purchase price including the directly attributable transaction costs amounted to €713.0 million, which also include the Chinese operations acquired in December.

The acquired assets and liabilities of the automotive electronics business from Motorola were recognized at the following fair values at the date of purchase:

Acquisition of the global automotive electronics business of Motorola. Inc.	Carrying amount immediately before acquisition	Fair value at date of initial consolidation
Intangible assets	4.3	107.5
Property, plant, and equipment	203.6	236.4
Investments	6.9	6.9
Inventories	77.8	77.8
Accounts receivable	190.4	190.4
Other current assets	16.6	10.3
Pension provisions	-3.3	-5.4
Net deferred taxes	0.6	1.4
Trade accounts payable	-120.4	-120.4
Other current liabilities	-124.7	-124.7
Purchased net assets	**251.8**	**380.2**
Purchase price		699.0
Incidental acquisition expenses		14.0
Goodwill		**332.8**

The allocation of the purchase price gave rise to goodwill of €332.8 million, which mainly reflects the improvement of the Company's position in the U.S.A., the opportunities as a leading supplier in active and passive vehicle safety, and the intensification and expansion of the integration of technical systems that help avoid crashes by means of safety systems that provide occupants with post crash safety and emergency assistance.

Intangible assets acquired mainly comprised technology-based (€36.9 million) and customer-related assets (€66.3 million) with estimated useful lives between two and seven years.

As part of the terms of the purchase contract, minimum amounts of transferable working capital as well as capital expenditure on property, plant, and equipment were agreed with the seller. At the date of the acquisition, the acquired working capital fell short of the minimum amount, primarily through the sale of trade accounts receivable amounting to €42.8 million by the seller to third parties prior to the date of the acquisition, and the minimum capital expenditure had not been fulfilled. Further, the seller had agreed to make a payment to compensate for the change in the net liquidity of the Chinese operations between the intended date of acquisition and the date the acquisition actually took place. Therefore, a receivable of €47.5 million against the seller was included in other financial assets as of December 31, 2006.

Since the date of acquisition, the automotive electronics business from Motorola has contributed €528.4 million to sales and reduced net income attributable to the shareholders of the parent by €87.2 million; the negative contribution to earnings mainly reflected restructuring activities carried out after the acquisition. The sales of the Continental Corporation reported for 2006 would have been €638.6 million higher, net income attributable to the shareholders of the parent €38.2 million higher, and earnings per share €0.26 higher, if the transaction had taken place on January 1, 2006.

In November 2006, Barum Continental spol. s.r.o., a fully consolidated subsidiary of Continental AG, acquired the remaining 60% of the shares in Barum Centrum Prague, a retail tire group in the Czech Republic with branches in and around Prague, for a purchase price of €15.4 million including the directly attributable transaction costs.

The acquired assets and liabilities of Barum Centrum Prague were recognized at the following fair values at the date of purchase:

Acquisition of the remaining 60% of the shares of Barum Centrum, Prague	Carrying amount immediately before acquisition	Fair value at date of initial consolidation
Intangible assets	—	5.0
Property, plant, and equipment	9.3	1.4
Inventories	5.7	5.6
Accounts receivable	3.7	3.6
Other current assets	0.3	0.2
Cash and cash equivalents	7.4	7.4
Assets held for sale	—	10.1
Net deferred taxes	-0.1	-1.2
Other long-term provisions	-0.1	-0.1
Trade accounts payable	-5.3	-5.3
Other current liabilities	-0.7	-0.6
Liabilities held for sale	—	-0.4
Net assets	20.2	25.7
Purchased net assets (60%)		**15.4**
Purchase price		15.3
Incidental acquisition expenses		0.1
Goodwill		**—**

It was also agreed in the purchase contract that, immediately following the transfer of the shares, the company would dispose of its real estate to the sellers and then rent it back. The real estate was therefore reported under assets held for sale in the amount of the agreed price. Both the remaining shares and the real estate were paid in January 2007.

As a result of the acquisition of the outstanding shares, control was obtained over the company, and the carrying cost of the at-equity share previously held in the company was therefore remeasured at the fair value at the date of acquisition of the outstanding shares. The increase in value of €1.9 million was recorded directly to total equity.

There was no material change in consolidated sales, net income attributable to the shareholders of the parent and earnings per share as a result of the acquisition of Barum Centrum Prague.

In the Automotive Systems, ContiTech and Passenger and Light Truck Tires divisions, further acquisitions for a total purchase price of €10.3 million were made in 2006 and customer-related assets amounting to €6.9 million were recognized. No further information is provided in respect of these acquisitions because they have had no significant effect on the net assets and results of operations of the Continental Corporation.

On November 2, 2004, Continental AG acquired 75.6% of the shares in Phoenix AG as a result of a public takeover offer. The shares in Phoenix acquired were transferred to ContiTech AG. On November 16, 2004, the executive boards of ContiTech AG and Phoenix AG concluded a management and profit and loss pooling agreement, as well as a merger agreement. The shareholders' meetings of ContiTech AG and Phoenix AG approved the agreements. Certain minority shareholders brought actions contesting the approval resolutions of the Phoenix shareholders' meeting. The management and profit and loss pooling agreement was entered in the commercial register on March 9, 2005. Because of the legal actions brought by minority shareholders, it was not possible initially to enter the merger agreement in the commercial register. The regional court in Hamburg ruled in favor on December 7, 2005, for the application of Phoenix AG to authorize the entry of the merger agreement in accordance with section 16 (3) of the *Umwandlungsgesetz* (German Act on Corporate Transformations). The Hanseatic higher regional court substantially rejected the appeals lodged against the application in a final decision dated December 14, 2006 and confirmed the ruling of the regional court. As a result, the merger of Phoenix AG with ContiTech AG was entered in the commercial register of Phoenix AG on December 29, 2006 and in the commercial register of ContiTech AG on January 16, 2007 and thereby became effective. Phoenix AG ceased to exist as a result of the merger and its stock exchange listing was cancelled. The minority shareholders at the date of the merger of Phoenix AG are now shareholders in ContiTech AG with a share of the capital and voting rights of ContiTech AG amounting to 3.23%. Both the management and profit and loss pooling agreement and the merger agreement contain a binding offer to redeem the shares held by the minority shareholders of Phoenix AG (now shareholders in ContiTech AG) for €18.89 per share in cash. Proceedings ("*Spruchverfahren*") had also been initiated to establish whether the amount of the cash redemption offer is appropriate and were still pending at the date of preparation of the annual financial statements. Based on the outcome of these proceedings, the terms of the redemption offer may change.

As a consequence of the binding redemption offer through the management and profit and loss pooling agreement, the minority interests in Phoenix AG were recognized as indebtedness at an amount of €18.89 per share, for a total of €71.5 million, at the date the offer became effective on March 9, 2005. The difference between these liabilities and the carrying amount of the minority interests of €22.4 million was charged directly as an adjustment for successive share purchases to total equity. At December 31, 2006, €57.1 million (2005: €59.6 million) of indebtedness was still outstanding, following further share redemptions during the year. Consistent with the classification of the offer as indebtedness, the annual cash compensation required in lieu of a normal dividend under the terms of the agreement, at €1.27 net per share or €3.8 million in total for 2006 (2005: €4.4 million), was recognized as interest expense.

The differences arising in 2005 from the successive purchases of minority interests and the respective carrying amounts in Continental Sime Tyres and Continental Automotive Systems Shanghai, both already majority controlled subsidiaries, were also charged directly, in the amount of €2.4 million, to total equity as adjustments for successive share purchases.

It had already been decided at the end of fiscal 2005 to dispose of Stankiewicz GmbH and its subsidiaries as part of the strategic focus on the core businesses of the ContiTech division. This resulted in a €25.0 million loss before taxes; the assets and related liabilities of the Stankiewicz Group, adjusted for the loss, were reported in the balance sheet as held for sale. The sale of the Stankiewicz Group on April 1, 2006 to the Gilde Buy-Out Fund, Utrecht, the Netherlands, led to an additional loss in 2006 of €1.6 million.

On October 1, 2005, the Sealing Systems business unit, held by ContiTech AG, was sold because of the strategically weak position, which had proven impossible to remedy in the past five years. Operations at the plants in Slovakia and Spain continued under the new ownership. The Hanover operations were closed on March 31, 2006. In 2005 a loss of €25.6 million before taxes was recognized on disposal. On completion of the sale in 2006, the actual loss incurred was €0.7 million lower.

Notes to the Consolidated Statements of Income

6. Other Income and Expenses

in € millions	2006	2005
Other expenses	-318.2	-355.7
Other income	185.5	198.4
	-132.7	**-157.3**

The other expenses relate primarily to:

in € millions	2006	2005
Restructuring measures without impairment	127.8	63.9
Impairment of property, plant, equipment and intangible assets	38.7	107.1
Litigation and environmental risks	52.7	63.1
Realized and unrealized foreign currency exchange losses	47.4	38.5
Losses on disposal of business units and companies	2.5	50.6
Valuation allowances for doubtful accounts	9.5	3.7
Others	39.6	28.8
	318.2	**355.7**

As a result of the high production costs in the French plant in Angers and the U.S. plants in Elma, New York, and Seguin, Texas, production cannot be maintained at these plants. This led to restructuring expenses totaling €45.6 million.

In order to improve the cost structure in the Foundation Brakes unit within the Automotive Systems division, the production capacity at the plant in Ebbw Vale, UK, is being transferred to the Slovakian plant at Zvolen, which resulted in restructuring expenses amounting to €28.0 million.

The indefinite suspension of tire production at the plant in Charlotte, North Carolina, U.S.A., led to restructuring expenses of €48.4 million in 2006, of which €22.2 million was reported under other expenses. Restructuring expenses of €36.6 million were recognized in 2006 from the shutdown of the plant in Mayfield, Kentucky, U.S.A.

Restructuring expenses for 2006 included €0.6 million (2005: €12.5 million) following the final agreement to discontinue production of passenger tires in Hanover-Stöcken.

Provisions of €9.9 million were released in 2006 after the pending legal claims made by former employees relating to the shutdown of the Gretz plant in France were finally dismissed in June 2006.

In 2005, restructuring expenses recognized included €32.4 million for the integration of Phoenix and €12.5 million for the social plan in connection with the disposal of the ContiTech Sealing Systems business unit.

Due to the continued shortfalls in process-efficiency targets and the related operating results, property, plant, and equipment at the San Luis Potosí plant in Mexico was written down as impaired in the amount of €18.7 million (2005: €31.0 million). This related mainly to capital expenditures made in 2006 that could not be recognized, according to IFRS impairment principles, in excess of their net realizable value, rather than their replacement cost.

No other impairment write-downs were required in the U.S. tire operations in 2006, with the exception of real estate at the Mayfield location written down by €1.2 million to the expected fair value less costs to sell. In the previous year, impairment losses were recognized in respect of property, plant, and equipment amounting to €27.0 million at the Mount Vernon location, €7.6 million at Charlotte and €1.0 million at Mayfield.

The shutdown of the French plant in Angers, and the American plants in Sequin, Texas, and Elma, New York, announced in December 2006, gave rise to impairment losses of €10.7 million. Impairment losses of €7.6 million (2005: €1.9 million) for property, plant, and equipment were again recognized in the ContiTech division as a result of non-profitable activities.

The total impairment losses include reversals of €1.9 million (2005: €3.2 million) for previous write-downs where the cause of an impairment no longer existed.

The loss from the disposal of companies related mainly to the sale of the Stankiewicz business unit. The disposal had been resolved in 2005 and reflected in a loss on disposal of €25.0 million in the same year. In 2006, the loss increased by €1.6 million on completion of the sale transaction.

The annual impairment test of goodwill in 2006 gave rise to no indications of impairment. The prior year's test identified the need to recognize an impairment write-down of €36.6 million in respect of the Electric Drives business unit in the Automotive Systems division because of poor operating results. The goodwill amounting to €21.8 million was written down as fully impaired, and the remaining impairment of €14.8 million was allocated proportionally to the other intangible assets and property, plant, and equipment.

At the end of 2006, the decision was made to abandon as of 2007 a leased facility outside Detroit, Michigan, U.S.A. The facility was obtained as part of the automotive electronics business from Motorola and the related lease agreement does not expire until the end of 2025. At the end of 2006, it was estimated that the ongoing leasing costs would not be fully covered from subleasing the building. This is because of likely deductions as well as lost rent for the portions of the building that cannot be leased in finding several subtenants, as well as lost surcharges for lessee installations amortized over the rental agreement. Provisions amounting to €11.5 million were set up accordingly.

The other income relates to:

in € millions	**2006**	**2005**
Gain on the reversal of post-employment benefit obligations in the U.S.A.	108.8	108.1
Gain on sale of subsidiaries and business units	19.8	—
Negative balance from the acquisition of the Roulunds Group	12.9	—
Gain on sale of property, plant, and equipment	1.1	1.2
Gain from pension plan freezes in the U.S.A.	0.0	26.6
Other	42.9	62.5
	185.5	**198.4**

At the end of 2006, all hourly workers in the U.S. tire operations and retirees were notified that their maximum amount of medical coverage would be reduced further starting at the beginning of 2007. As a result of this change, these beneficiaries now have a standard level of medical coverage. These plan amendments resulted in a release of provisions for post-employment obligations of €108.8 million. Provisions for post-employment benefits amounting to €108.1 million had already been released in the previous year as a result of a final settlement with unionized hourly workers in the tire operations.

On July 31, 2006, the Company's North American OTR tire operations were sold to Titan Tire Corporation, a leading supplier in the OTR tire business. The disposal gave rise to a gain of €19.1 million.

The following total employee compensation is included in the statements of income:

in € millions	2006	2005
Wages and salaries	2,585.5	2,534.8
Social security contributions	530.3	549.9
Pension and post-employment benefit gain/costs	59.4	-30.4
	3,175.2	**3,054.3**

The low expense for post-employment benefits in 2006 and the gain in 2005 resulted in particular from the plan amendments in the U.S.A., as mentioned above.

The annual average number of people employed by the Corporation was as follows:

	2006	2005
Staff not directly related to production	29,635	29,476
Staff directly related to production	51,968	51,609
	81,603	**81,085**

7. Income from Investments

in € millions	2006	2005
At-equity share in earnings of associates	**21.4**	**14.8**
Income from other investments	8.1	2.2
Write-downs of investments in associates	-3.2	0.0
Other investments and loans	-0.1	–
Other income from investments	**4.8**	**2.2**

The investment in Sandusky Ltd., U.S.A., was fully written-off in the amount of €3.7 million as impaired, including goodwill of €0.5 million, as a result of the company filing for bankruptcy. The write-down of goodwill was reported under other expenses.

8. Net Interest Expense

in € millions	2006	2005
Interest income	**36.5**	**48.3**
Interest and similar expense	-104.0	-139.8
Financial lease cost	-5.0	-1.6
Convertible bonds	-9.9	-9.6
Losses/gains from foreign currency translation	-37.9	0.5
Gains from changes in the fair value of derivative instruments	15.8	3.1
Interest cost for long-term provisions and liabilities	-6.1	-5.3
Interest expense	**-147.1**	**-152.7**
Net interest expense	**-110.6**	**-104.4**

Interest expense in 2006 reflects a total of €3.8 million in payments to the minority shareholders in Phoenix AG (2005: €4.4 million) under the terms of the management and profit and loss pooling agreement.

In the previous year, a nominal amount of €30 million of the €500 million Continental Rubber of America euro-bond originally issued in 1999 was repurchased prior to maturity and the related interest rate and currency swaps were settled for the same notional amount. Also in 2005, a nominal amount of €42.7 million of the €500 million Continental AG bond issued in 2001 was repurchased. The repurchases led to total expenses of €6.8 million.

9. Income Tax Expense

The domestic and foreign income tax expense of the Corporation was as follows:

in € millions	2006	2005
Current taxes (domestic)	-282.7	-246.8
Current taxes (foreign)	-212.5	-197.9
Deferred taxes (domestic)	19.4	-4.4
Deferred taxes (foreign)	-10.9	-1.4
Income tax expense	**-486.7**	**-450.5**

The average domestic tax rate for 2006 was 39.2% (2005: 39.2%). This rate reflects a federal corporate tax rate of 25.0% (2005: 25.0%), a reunification surcharge of 5.5% (2005: 5.5%) and a municipal trade tax rate of 17.3% (2005: 17.3%).

The following table shows the reconciliation of the expected to the reported tax expense:

in € millions	2006	2005
Expected tax expense at the domestic tax rate	-584.6	-549.8
Foreign tax rate differences	92.0	92.5
Reversal of temporary differences previously not recognized	10.4	24.3
Non-recognition of deferred tax assets unlikely to be realized	-81.0	-14.4
Non-deductible amortization of goodwill	-0.2	-8.6
Effects from disposals and impairment of business units	-0.3	-21.0
Realization of deferred tax assets from losses carried forward previously not recognized	4.9	5.0
First-time recognition of deferred tax assets likely to be realized	17.1	—
Incentives and tax holidays	33.4	25.4
Effects of changes in tax rates	1.4	-1.3
Taxes for previous years	16.2	2.3
Other	4.0	-4.9
Income tax expense reported in the financial statements	**-486.7**	**-450.5**
Effective tax rate in %	**32.6**	**32.1**

The reduction in the expected tax expense from the difference in foreign tax rates primarily reflects the increasing volume of our activities in Eastern Europe and Portugal. Inclusion of the difference in foreign tax rates gives the consolidated expected weighted average rate.

The effects from the reversal of previously not recognized temporary differences resulted mainly from the release of provisions for risks in connection with the shutdown of production locations in previous years. No deferred tax assets had been previously recognized as these were not sufficiently likely to be realized. In 2005, there was a reversal related to the conversion of pension and post-employment benefits in the U.S.A., because deferred taxes had also not been previously recognized for these obligations due to unlikely recoverability.

The effect of not recognizing deferred tax assets from insufficient likelihood of recoverability mainly related to increased loss carryforwards in the U.S.A., and, as in the previous year, in Mexico. The increase in the U.S.A. was principally caused by the restructuring measures in the tire operations and in the newly acquired operations in the Automotive Systems division. The further amendments to post-employment benefits in the U.S.A. were not sufficient to compensate these effects.

In 2005, there were significant losses on disposals of subsidiaries and from write-downs on assets of business units that had no compensating tax relief. The write-down of goodwill for the Electric Drives business unit, the losses on the disposal of the Sealing Systems business unit as well as the impairment from the disposal of the Stankiewicz business unit were to a large extent non-deductible for tax purposes.

In 2006, tax reductions were claimed from losses carried forward amounting to €27.3 million (2005: €29.7 million). This reduced the current period tax expense by €4.9 million (2005: €5.0 million) by tax losses for which deferred tax assets had previously not been recognized.

Because of the positive development of sales activities in Austria and the elimination of certain risks connected with the shutdown of tire production there in 2001, previously non-recognized deferred tax assets of €14.7 million were recognized in full, for the first time, in 2006. In addition, it was possible to recognize deferred tax assets previously not deferred for two other companies as a result of the positive development of their earnings.

The tax effects from government incentives and tax holidays were higher than in the previous year as a result of additional amounts claimed.

The increased effects from prior-year taxes reflected the reversal of provisions no longer required for current and deferred taxes in respect of investments, mostly relating to the tax treatment of goodwill.

Notes to the Consolidated Balance Sheets

10. Goodwill and Other Intangible Assets

in € millions	**Goodwill**	**Internally generated intangible assets**	**Purchased intangible assets**	**Advances to suppliers**	**Total other intangible assets**
At January 1, 2005					
Cost	1,701.9	26.2	403.9	5.9	**436.0**
Accumulated amortization	293.6	16.7	287.5	–	**304.2**
Book value	1,408.3	9.5	116.4	5.9	**131.8**
Net change in 2005					
Book value	1,408.3	9.5	116.4	5.9	**131.8**
Foreign currency translation	29.4	–	1.6	–	**1.6**
Additions	–	1.0	24.9	7.8	**33.7**
Additions from first-time consolidation of subsidiaries	14.2	–	10.6	–	**10.6**
Amounts disposed of through disposal of subsidiaries	0.7	–	–	–	**–**
Transfers	–	–	4.4	-4.4	**–**
Reclassification to assets held for sale	-4.5	–	-2.2	–	**-2.2**
Disposals	1.1	–	1.4	–	**1.4**
Amortization	–	2.9	47.1	–	**50.0**
Impairment write-downs	21.8	–	1.2	–	**1.2**
Book value	1,423.8	7.6	106.0	9.3	**122.9**
At December 31, 2005					
Cost	1,744.0	27.2	437.6	9.3	**474.1**
Accumulated amortization	320.2	19.6	331.6	–	**351.2**
Book value	1,423.8	7.6	106.0	9.3	**122.9**
Net change in 2006					
Book value	1,423.8	7.6	106.0	9.3	**122.9**
Foreign currency translation	-38.8	–	-4.9	0.1	**-4.8**
Additions	–	0.8	25.8	10.4	**37.0**
Additions from first-time consolidation of subsidiaries	332.8	–	120.5	–	**120.5**
Transfers	–	–	5.6	-5.6	**–**
Disposals	–	–	1.1	–	**1.1**
Amortization	–	3.4	49.3	–	**52.7**
Book value	1,717.8	5.0	202.6	14.2	**221.8**
At December 31, 2006					
Cost	2,033.5	28.0	577.0	14.2	**619.2**
Accumulated amortization	315.7	23.0	374.4	–	**397.4**
Book value	1,717.8	5.0	202.6	14.2	**221.8**

The acquisition of the automotive electronics business of Motorola gave rise to goodwill amounting to €332.8 million. The remaining book value of goodwill relates principally to the acquisitions of Continental Teves (1998), Continental Temic (2001) and Phoenix AG (2004) and was allocated to the Corporation's individual segments as follows:

in € millions	Dec. 31, 2006	Dec. 31, 2005
Automotive Systems	1,636.1	1,342.1
Passenger and Light Truck Tires	13.8	13.8
Commercial Vehicle Tires	3.0	3.0
ContiTech	64.9	64.9
	1,717.8	**1,423.8**

Amounts shown under internally generated intangible assets represent capitalized development costs. Of the total amount of development costs incurred in 2006, €0.8 million (2005: €1.0 million) met the criteria for recognition as an asset.

Additions to purchased intangible assets from the first-time consolidation of subsidiaries related mainly to customer relationships and technology-based assets from the acquisition of the automotive electronics business from Motorola, the Roulunds Rubber Group and Barum Centrum Prague.

The other additions were mainly related to software.

Of the €52.7 million (2005: €50.0 million) amortization expense incurred for intangible assets, €42.2 million (2005: €40.0 million) was included in cost of sales and €10.5 million (2005: €10.0 million) was included in administrative expenses in the consolidated financial statements.

The purchased intangible assets include a book value of €7.7 million (2005: €7.7 million) for brand names in the ContiTech division that are not amortized. The amounts were originally derived from the acquisition of the related companies.

The remaining purchased intangible assets at December 31, 2006 mainly comprise the book value of software amounting to €65.2 million (2005: €65.9 million), which is amortized straight-line.

For disclosures on impairments, please see Note 6.

11. Property, Plant, and Equipment

in € millions	Land, land rights and buildings	Technical equipment and machinery	Other equipment, factory and office equipment	Advances to suppliers and assets under construction	Total
At January 1, 2005					
Cost	1,582.1	5,344.7	909.0	292.9	**8,128.7**
Accumulated depreciation	717.0	3,663.7	677.9	3.6	**5,062.2**
Book value	865.1	1,681.0	231.1	289.3	**3,066.5**
thereof capital leases	42.1	1.5	1.6	–	**45.2**
thereof investment property	12.8	–	–	–	**12.8**
Net change in 2005					
Book value	865.1	1,681.0	231.1	289.3	**3,066.5**
Foreign currency translation	29.5	89.5	5.5	36.9	**161.4**
Additions	30.4	281.2	96.5	435.6	**843.7**
Additions from first-time consolidation of subsidiaries	–	3.2	0.4	1.9	**5.5**
Amounts disposed of through disposal of subsidiaries	3.5	16.3	0.9	0.6	**21.3**
Reclassification to assets held for sale	-35.0	-45.3	-3.1	-3.4	**-86.8**
Transfers	21.1	223.2	29.8	-274.1	**–**
Disposals	10.0	16.4	3.3	2.7	**32.4**
Depreciation	56.3	436.8	91.6	–	**584.7**
Impairment write-downs, net of reversals	0.1	83.9	3.3	–	**87.3**
Write-ups	–	3.2	–	–	**3.2**
Book value	841.2	1,682.6	261.1	482.9	**3,267.8**
At December 31, 2005					
Cost	1,627.9	5,812.6	981.0	488.7	**8,910.2**
Accumulated depreciation	786.7	4,130.0	719.9	5.8	**5,642.4**
Book value	841.2	1,682.6	261.1	482.9	**3,267.8**
thereof capital leases	43.0	0.6	1.7	–	**45.3**
thereof investment property	12.5	–	–	–	**12.5**
Net change in 2006					
Book value	841.2	1,682.6	261.1	482.9	**3,267.8**
Foreign currency translation	-6.7	-21.1	-2.3	-10.4	**-40.5**
Additions	83.1	362.0	88.7	236.8	**770.6**
Additions from first-time consolidation of subsidiaries	109.7	86.9	34.9	23.2	**254.7**
Amounts disposed of through disposal of subsidiaries	0.2	–	–	1.8	**2.0**
Reclassification to assets held for sale	-2.9	-9.0	-0.1	–	**-12.0**
Transfers	88.5	218.1	36.8	-343.4	**0.0**
Disposals	6.7	25.3	8.0	2.7	**42.7**
Depreciation	62.7	452.1	93.9	0.0	**608.7**
Impairment write-downs, net of reversals	7.6	23.9	1.2	7.4	**40.1**
Write-ups	0.7	1.2	–	–	**1.9**
Book value	1,036.4	1,819.4	316.0	377.2	**3,549.0**
At December 31, 2006					
Cost	1,835.7	6,103.3	1,075.8	393.8	**9,408.6**
Accumulated depreciation	799.3	4,283.9	759.8	16.6	**5,859.6**
Book value	1,036.4	1,819.4	316.0	377.2	**3,549.0**
thereof capital leases	39.4	1.3	1.3	–	**42.0**
thereof investment property	17.9	–	–	–	**17.9**

The additions to property, plant, and equipment from the first-time consolidation of subsidiaries mainly reflected the consolidation of the automotive electronics business acquired from Motorola (€236.4 million) and the acquisition of the Roulunds Rubber Group (€12.1 million). The disposals resulting from the sale of subsidiaries related mainly to the North American OTR tire operations.

Capital expenditure by the Automotive Systems division in 2006 principally comprised expenditure on new production technologies for electronic brake and safety systems. In addition, manufacturing capacity in low-cost locations in Europe, South America and Asia was expanded. The tire divisions also continued to expand capacity at their low-cost locations. ContiTech expanded its production capacity in Romania, China and Mexico. Investments were also made in rationalizing production processes at the German locations.

For disclosures on impairments, please see Note 6.

The assets held for sale reported for the prior year comprise the property, plant, and equipment of the Stankiewicz Group.

Property, plant, and equipment includes leased buildings, technical equipment, and other facilities where the Corporation is the economic owner, and relate primarily to the administration buildings in Hanover. The principal leases expire between 2022 and 2026 and are based on interest rates between 8.0% and 8.6%. There are no renewal or purchase options in the contracts.

The Corporation's land and buildings viewed as investment property changed as follows in the current and prior years:

in € millions	**2006**	**2005**
Cost at January 1	19.0	19.0
Accumulated depreciation at January 1	6.5	6.2
Net change		
Book value at January 1	12.5	12.8
Foreign currency translation	0.0	0.0
Changes in companies consolidated	—	—
Additions	6.5	—
Disposals	0.2	—
Depreciation	0.9	0.3
Book value at December 31	17.9	12.5
Cost at December 31	27.8	19.0
Accumulated depreciation at December 31	9.9	6.5

The market value – determined using the gross rental method – of land and buildings viewed as investment property at December 31, 2006 amounted to €23.6 million (2005: €20.8 million). Rental income in 2006 was €4.4 million (2005: €2.5 million) and the related maintenance costs were €3.1 million (2005: €1.5 million).

12. Investments in Associates

in € millions	2006	2005
At January 1	**122.7**	**107.9**
Additions	–	1.1
Disposals	–	0.0
Changes in the consolidation method	-9.5	–
Transfers	–	0.8
Share of earnings	21.4	14.8
Write-downs	3.7	–
Dividends received	9.0	1.9
Impairment write-downs	0.0	0.0
At December 31	**121.9**	**122.7**

The write-downs of €3.7 million reflect the impairment of the at-equity share in Sandusky Ltd., U.S.A.; €0.5 million of this amount related to goodwill.

Changes in the method of consolidation mainly comprise the transfer of Barum Centrum Prague, Czech Republic, to affiliated companies.

The principal investments in associates for the Automotive Systems division relate to Shanghai Automotive Brake Systems Co. Ltd., China, and FIT Automocion, S.A., Spain, and, for the tire activities, Compañía Ecuatoriana del Caucho, S.A., Ecuador, MC Projects B.V., the Netherlands, and Drahtcord Saar GmbH & Co. KG, Merzig/Saar.

The unaudited key figures taken from the last available annual financial statements of the principal associates are summarized as follows (amounts are stated at 100%):

Sales €1,012.2 million (2005: €944.8 million), profit for the year €37.0 million (2005: €23.3 million), total assets €530.3 million (2005: €482.4 million), indebtedness €314.5 million (2005: €208.0 million).

13. Other Investments

in € millions	Shares in affiliated companies	Other investments	Total
At January 1, 2005	**6.3**	**4.2**	**10.5**
Foreign currency translation	0.0	0.8	0.8
Additions	0.4	–	0.4
Disposals	–	0.0	0.0
Transfers	0.0	-0.8	-0.8
Impairment write-downs	–	1.6	1.6
At December 31, 2005	**6.7**	**2.6**	**9.3**
Foreign currency translation	0.0	-0.2	-0.2
Additions	0.1	6.9	7.0
Transfers	-0.7	0.0	-0.7
At December 31, 2006	**6.1**	**9.3**	**15.4**

14. Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are composed of the following items:

in € millions	2006	2005
Intangible assets	-192.3	-202.5
Property, plant, and equipment	-124.9	-122.4
Inventories	22.1	22.0
Deferred pension charges	-0.2	0.6
Other assets	-34.4	0.3
Pension obligations	61.4	52.4
Other provisions	72.8	105.8
Other differences	92.2	53.3
Allowable tax credits	26.9	21.1
Tax losses carried forward	28.7	8.5
Net deferred taxes	**-47.7**	**-60.9**
Deferred tax assets	141.4	98.6
Deferred tax liabilities	189.1	159.5

The other differences relate in particular to the differing treatment of indebtedness.

In 2006, total net deferred tax assets amounting to €51.8 million (2005: €16.7 million) were recognized by certain subsidiaries that comprised current losses and other net recoverable temporary differences. These net deferred tax assets have been considered probable to be realized given that sufficient future taxable income can be expected.

As of December 31, 2006, the Corporation's corporate tax losses carried forward amounted to €751.4 million (2005: €682.1 million). Most of the Corporation's existing losses carried forward relate to foreign subsidiaries and are mostly limited in the period they can be carried forward.

A total of €471.6 million (2005: €458.3 million) deferred tax assets have not yet been recognized in the Corporation as their recoverability is currently considered to be not sufficiently probable. Of these assets, €211.0 million (2005: €209.2 million) relate to losses carried forward in the U.S.A. and Mexico.

The cumulative amount of deferred taxes for items taken directly to total equity increased from €0.2 million in 2005 to €0.3 million.

There is a total of €50.4 million (2005: €43.1 million) deferred tax obligations from temporary differences relating to foreign earnings not yet remitted. Of this, deferred taxes amounting to €13.0 million – unchanged from 2005 – were recognized for amounts for which it cannot be deemed that they will not be remitted to the parent company in the short or medium term.

15. Other Financial Assets

in € millions	Dec. 31, 2006		Dec. 31, 2005	
	Maturity		Maturity	
	up to 1 year	over 1 year	up to 1 year	over 1 year
Securities	–	10.7	–	11.4
Amounts receivable from related parties	26.4	0.4	22.5	0.7
Loans to third parties	–	34.4	–	37.6
Amounts receivable from employees	5.4	–	13.2	–
Amounts receivable from suppliers	3.8	–	3.3	–
Amounts receivable for customer tooling	24.1	–	10.7	–
Other financial assets	67.2	0.9	1.9	1.4
	126.9	**46.4**	**51.6**	**51.1**

The carrying values of the other financial assets correspond to their market values. Amounts receivable from employees relate mainly to preliminary payments for hourly wages and for other advances. Other financial assets include €51.9 million for recoveries on the amounts paid on acquisition of companies.

Loans to third parties mainly comprise loans to customers in the U.S.A. in local currency maturing in 2009 and 2010. The effective rate of interest is 5.7%.

The securities mainly relate to fixed-interest bonds designated for pension payments in Austria, classified as available-for-sale assets.

16. Other Assets

in € millions	Dec. 31, 2006		Dec. 31, 2005	
	Maturity		Maturity	
	up to 1 year	over 1 year	up to 1 year	over 1 year
Tax refund claims (incl. VAT and other taxes)	189.9	–	154.5	–
Prepaid expenses	38.2	–	34.3	–
Others	55.3	0.9	81.0	2.3
	283.4	**0.9**	**269.8**	**2.3**

Valuation allowances amounting to €1.8 million (2005: €0.9 million) were recognized for the probable default risk on other assets.

17. Inventories

in € millions	Dec. 31, 2006	Dec. 31, 2005
Raw materials and supplies	511.8	451.2
Work in progress	179.7	177.1
Finished goods and merchandise	904.0	795.0
Advances to suppliers	8.1	—
Advances from customers	-6.4	-4.7
	1,597.2	**1,418.6**

Valuation allowances recognized for inventories amounted to €89.4 million (2005: €66.1 million).

18. Trade Accounts Receivable

in € millions	Dec. 31, 2006	Dec. 31, 2005
Trade accounts receivable	2,427.4	2,212.6
Allowances for doubtful accounts	-87.1	-98.0
	2,340.3	**2,114.6**

The carrying amounts of the trade accounts receivable, net of allowances for doubtful accounts, correspond to their market values.

The allowances for doubtful accounts were increased by €21.2 million and €21.3 million were utilized from allowances set-up in prior years. Remaining allowances of €11.7 million were released. The net increase of allowances for doubtful accounts was reported as other expenses.

In May 2006, a new revolving ABS program for $250 million was concluded with Wachovia Capital Markets, LLC, as arranger and administrator, under which Continental Tire North America, Inc., and Continental Teves, Inc., U.S.A., are able to sell trade accounts receivable to a special purpose entity set up by Wachovia. The program has a five-year term.

As of December 31, 2006, the relevant companies sold accounts receivable amounting to €22.8 million under this program. The accounts receivable sold are still recognized in the balance sheet because the associated risks and rewards, in particular credit and default risk, have not been transferred. All trade accounts receivable have a maturity of less than one year.

The ABS program for €350 million arranged by West LB in July 2004 remains unaffected but was not utilized at the balance sheet date.

19. Cash and Cash Equivalents

Cash includes all liquid funds and demand deposits. Cash equivalents are short-term, highly liquid financial investments that can be readily converted into known cash amounts and are subject to only minor fluctuations in value.

20. Assets Held for Sale

in € millions	2006	2005
Business unit held for sale	–	128.9
Property, plant, and equipment held for sale	14.3	4.0
Assets held for sale	**14.3**	**132.9**

The property, plant, and equipment held for sale principally comprises equipment at the American plants in Mayfield, Kentucky, and Charlotte, North Carolina, no longer in use by the Corporation and, in the prior year, a piece of land.

The assets included in the business unit held for sale in 2005 related to the Stankiewicz Group and were composed of the following items:

in € millions	2005
Non-current assets	64.5
Inventories	16.0
Trade accounts receivable	32.0
Other current assets	12.2
Cash and cash equivalents	4.2
	128.9

An overview of liabilities related to the assets held for sale can be found under Note 30.

21. Shareholders' Equity

Number of shares outstanding	2006	2005
At January 1	145,864,709	145,416,559
Change due to conversions and exercise of options	664,418	448,150
At December 31	**146,529,127**	**145,864,709**

The subscribed capital increased by €1.1 million in 2006 (2005: €0.2 million) following the exercise of conversion rights, and by €0.6 million (2005: €1.0 million) following the exercise of subscription rights.

The common stock of the Company therefore amounted to €375,114,565.12 at the balance sheet date (2005: €373,413,655.04) and is composed of 146,529,127 (2005: 145,864,709) no-par value bearer shares.

Following the resolution adopted at the Annual Shareholders' Meeting on May 29, 2002, the Company has additional authorized capital stock (originally €5.7 million) for the issuance of employee shares until May 28, 2007. Shares previously issued to employees under the share-purchase program that ended in 2003 reduced this authorized capital stock to €3.7 million.

A total of 1,381,840 subscription rights were issued under the stock option plan set up in 1999 for members of the Executive Board and senior executives. Each option entitled the option holder to subscribe for one share. 61,500 (2005: 295,590) of the issued subscription rights are still outstanding. 228,090 (2005: 375,750) shares were issued in 2006 and 6,000 (2005: 16,000) subscription rights expired. The authorization to grant subscription rights under the 1999 stock option plan expired on September 1, 2004; accordingly, no further subscription rights may be granted under this plan.

The Annual Shareholders' Meeting on May 14, 2004 approved the 2004 stock option plan for members of the Executive Board and senior executives. The 2004 stock option plan ends on May 13, 2009. Under the plan, the Executive Board is authorized to grant a total of 3,936,000 subscription rights. Each option entitles the option holder to subscribe for one share. 810,850 (2005: 753,450) subscription rights were issued in 2006, and 44,750 expired (2005: 67,900). Of the total of 2,198,300 (2005: 1,432,200) subscription rights, 2,070,150 (2005: 1,304,050) are still outstanding, and a total of 128,150 (2005: 83,400) subscription rights have expired.

On May 19, 2004, a convertible bond for a nominal amount of €400.0 million was issued by Conti-Gummi Finance B.V., Amsterdam, the Netherlands. The convertible bond has a coupon of 1.625% and matures on May 19, 2011. Holders of the conversion rights were originally entitled to convert them into shares of Continental AG at a price of €51.00 per share, representing a total entitlement of 7,843,137 no-par value shares. The dividend increases declared for fiscal years 2004 and 2005 changed the conversion ratio in accordance with the terms of the bond. The conversion ratio now corresponds to a conversion price of approximately €50.65 and therefore entitles bondholders to subscribe for a total of 7,897,365 no-par value shares equal to a conditional capital of €19.1 million. Further reductions in the subscription price due to future dividends would increase the conditional capital. Conversion rights amounting to €22.1 million were exercised in 2006 and resulted in the issue of 436,328 shares.

As a result of the resolution adopted at the Annual Shareholders' Meeting on June 1, 1999, the common stock was authorized to be conditionally increased by up to €4.0 million for the purpose of granting subscription rights under the 1999 stock option plan.

The Annual Shareholders' Meeting on May 23, 2001 resolved a further conditional capital increase, originally of €140.0 million, for the purpose of granting conversion and option rights under convertible bonds or bonds with warrants to be issued by May 22, 2006. Under the resolution adopted at the Annual Shareholders' Meeting on May 14, 2004, €6.3 million of this amount may be used for an indefinite period to grant subscription rights under the 2004 stock option plan. The Annual Shareholders' Meeting on May 5, 2006 resolved to partially cancel this conditional capital and to reduce it from €140.0 million to €31.9 million, as well as to conditionally increase the common stock by €149.0 million for the purpose of granting conversion and option rights under convertible bonds and bonds with warrants to be issued by May 4, 2011. Due to a pending legal action for rescission, this resolution by the Annual Shareholders' Meeting has not yet been entered in the commercial register and has therefore not become effective.

Under the resolution adopted at the Annual Shareholders' Meeting on May 14, 2004, the common stock was conditionally increased by €3.8 million for the purposes of issuing rights under the 2004 stock option plan.

The change in conditional capital is shown in the following table:

in € thousands	
Conditional capital as of January 1, 2006	**144,343**
Exercised conversion and subscription rights	-1,701
Expiration of subscription rights granted	-130
Expired on expiration date	-113,506
Conditional capital as of December 31, 2006	**29,006**

Under the *Aktiengesetz* (German Stock Corporation Act), the dividends distributable to the shareholders are based solely on Continental AG's net retained earnings, which amounted to €293.6 million at December 31, 2006, as reported in the annual financial statements prepared in accordance with the German Commercial Code. A dividend payout for fiscal 2006 of €2.00 per share will be proposed to the Annual Shareholders' Meeting. Assuming that the Annual Shareholders' Meeting approves the proposed dividend, the sum to be distributed amounts to €293.1 million. This corresponds to a payout ratio of 29.8% of the net income attributable to shareholders of the parent company.

22. Share-Based Payment

The implementation of share-based payment programs in 2006 are disclosed in Note 21 on Shareholders' Equity.

The cost of the stock option plans is reported as compensation costs and in 2006 amounted to €13.7 million (2005: €6.7 million).

Fixed-price stock option plan

The parent company established a fixed-price stock option plan in 1996. All eligible senior executives who subscribed for convertible loans were granted the right to exchange each of them for one Continental share. The conversion price corresponded to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights under the stock option plan could have been exercised for the first time after six months and the second half for the first time after 24 months. The options lapsed at the end of 2005.

No more grants have been issued since 2000 under the fixed-price stock option plan. The grants issued before that time were valued using the Black and Scholes model. The parameters for valuing these grants were published in the consolidated financial statements for the years in which the grants were issued.

All remaining conversion rights under the 1996 fixed-price stock option plan (72,400) were already exercised in the prior year at an average price of €20.78 per share.

1999 variable stock option plan

With the approval of the Annual Shareholders' Meeting on June 1, 1999, Continental AG adopted a variable stock option plan (1999 stock option plan) which granted subscription rights for certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe for one share. These stock options may be exercised after a vesting period of three years, starting from the date on which the Executive Board (or the Supervisory Board, as appropriate) granted the options. Once vested, the options can be exercised, i.e., the corresponding number of Continental AG shares can be acquired, within certain exercise windows during the following two years.

The Continental AG variable stock option plans include a performance target as a prerequisite for the exercise of subscription rights. These subscription rights may only be exercised if the average market price of Continental shares in the Xetra closing auction on the Frankfurt Stock Exchange during the ten trading days prior to an exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The exercise price varies in accordance with an out-performance and a performance discount. The out-performance discount is calculated on the basis of the performance of Continental's shares in comparison with the performance of the MDAX. The performance discount is calculated as a function of the relative change in the Corporation's EBIT margin.

The value of the issued subscription rights is determined using the Monte Carlo simulation model. This model ensures realistic allowances for the effects of the performance target as well as the performance and out-performance discount. Specifically, the model simulates the change of Continental shares against the MDAX to reflect the out-performance.

The adjustment of the exercise price by the out-performance of Continental shares against the MDAX is a market condition under IFRS and is included only in the valuation at the grant date. The adjustment of the exercise price to the change in the return on sales (EBIT as % of sales) of the Continental Corporation is a performance condition under IFRS and, accordingly, is not used for the valuation at the grant date. The performance conditions are regularly updated for valuing the options subsequent to the grant date. The updates are based on current estimates available from independent analysts, while maintaining the other parameters.

The model used also takes into account the possibility of an early exercise of the options in all cases where the adjusted exercise price falls below 50% of the reference price and the performance target is achieved during the exercise window. Further, the model assumes that, as experience has shown, option holders who have left the Corporation exercise the option immediately after the vesting period.

The expected dividends recognized in the model for each year of the options' duration are based on published estimates by independent analysts.

The volatilities and correlation reflect historical trends and are determined based on the closing prices for the Continental share and the MDAX Index at each balance sheet date corresponding to a period equivalent to the remaining term of the option rights.

Stock option plan 1999	**2006**		**2005**	
in € millions	**Number of subscription rights**	**Average exercise price**	**Number of subscription rights**	**Average exercise price**
	1,000 units	**€/unit**	**1,000 units**	**€/unit**
Outstanding at January 1	295.6	21.08	687.3	20.78
Exercised[1]	228.1	21.09	375.8	20.53
Expired	6.0	21.14	16.0	20.95
Outstanding at December 31	61.5	21.05	295.6	21.08
Exercisable on December 31	61.5	9.15	26.8	8.91

[1] The average exercise price was €9.17 (2005: €8.93) following deduction of the performance and out-performance discounts.

The weighted average remaining option duration is 1 year and 4 months (2005: 2 years and 5 months).

2004 variable stock option plan

Continental AG introduced another variable stock option plan (2004 stock option plan) with the approval of the Annual Shareholders' Meeting on May 14, 2004. This plan replaced the 1999 stock option plan. In principle, the new plan matches the stock option plan developed in 1999. However, in the new plan, the DAX is used as a reference to determine the out-performance instead of the MDAX and the exercise price can include a premium if Continental's stock underperforms this reference. In addition, a ceiling has been imposed on the achievable capital gain.

Stock option plan 2004	2006		2005	
in € millions	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
	1,000 pcs	€/unit	1,000 pcs	€/unit
Outstanding at January 1	1,304.1	57.68	618.5	43.10
Granted	810.9	91.13	753.5	68.85
Expired	44.8	62.70	67.9	48.76
Outstanding at December 31	2,070.2	70.67	1,304.1	57.68
Exercisable on December 31	—	—	—	—

The assumptions used in calculating the fair value of the respective grants changed as follows:

	2006	2005
Reference price in €	79.24	59.89 - 59.70
Closing price Continental in €	80.82	62.38 - 61.65
Closing price DAX Index	5,712.69	4,770.54 - 4,719.57
Risk-free rate	3.81%	2.68% - 2.66%
Volatility Continental	32.39%	33.90%
Volatility DAX	27.10%	28.10%
Correlation Continental/DAX	0.52	0.46
Dividend yield	1.82%	1.99% - 2.02%
Option period	5 years	5 years
Fair value at grant date in €	**30.84**	**24.28 - 23.84**
Fair value at balance sheet date December 31, 2005 in €	**31.59**	**25.93 - 25.43**
Fair value at balance sheet date December 31, 2006 in €	**—**	**25.47 - 25.01**

The weighted average remaining option duration is 3 years and 8 months (2005: 4 years).

23. Provisions for Pension Liabilities and Other Post-Employment Benefits

Provisions for pension liabilities and other post-employment benefits are shown in the following balance sheet items:

in € millions	Dec. 31, 2006	Dec. 31, 2005
Pension provisions (unfunded obligations and net liabilities from obligations and related funds)	326.9	935.8
Provisions for other post-employment benefits	178.8	343.8
Provisions for similar obligations	19.9	18.4
Pension obligations	**525.6**	**1,298.0**
Deferred pension charges (net assets from pension obligations and related funds)	43.0	85.1

Pension plans

Continental offers its employees pension plans in the form of defined benefits and defined contributions, either as general or individual plans. The provisions cover the obligations from defined benefit plans, in particular in Germany, the U.S.A., the UK, Austria, Ireland, and Belgium.

Separated pension funds exist to fully or partially finance the Company's pension obligations for the principal plans. These fund assets may only be used to settle pension obligations. The principal funds are in the U.S.A. and the UK as well as in Germany in 2006 following the establishment of a fund under a contractual trust arrangement (CTA). The plan assets are netted against the related pension provisions.

The plan assets also include, in particular in Germany, insurance annuity contracts. In addition, certain closed pension contribution funds in Germany are shown in the reconciliation of the total pension plans in accordance with IFRIC D 9 due to related guarantees.

in € millions	Dec. 31, 2006	Dec. 31, 2005
Pension provisions (unfunded obligations and net liabilities from obligations and related funds)	326.9	935.8
Deferred pension charges (net assets from pension obligations and related funds)	43.0	85.1
Net amount recognized	**283.9**	**850.7**

The pension provisions decreased by €608.9 million in 2006, mainly due to the establishment and initial funding at €630.0 million of the CTA in Germany. Deferred pension charges, representing the net assets from pension obligations and related funds, decreased by €42.1 million, primarily due to additional pension entitlements as part of the suspension of tire production at the Charlotte plant in North Carolina, U.S.A., as well as the shutdown of the Mayfield plant in Kentucky, U.S.A.

The pension obligations for Germany, the U.S.A., the UK, and other countries, as well as the amounts for the Continental Corporation as a whole, are shown in the following tables.

The reconciliation of the changes in the defined benefit obligation and the plan assets from the beginning to the end of the year are as follows:

in € millions	2006					2005				
	Germany	U.S.A.	UK	Other	Total	Germany	U.S.A.	UK	Other	Total
Changes in defined benefit obligation										
Defined benefit obligation at January 1	1,534.6	714.2	159.0	82.1	**2,489.9**	1,412.5	596.4	120.3	71.7	**2,200.9**
Foreign currency translation	—	-74.5	3.6	-0.8	**-71.7**	—	91.8	3.9	1.7	**97.4**
Current service cost	28.9	4.0	4.0	3.7	**40.6**	23.4	11.6	3.2	2.7	**40.9**
Interest cost on defined benefit obligation	59.6	39.2	7.9	3.7	**110.4**	62.3	37.1	6.6	3.8	**109.8**
Vested prior plan amendments	—	4.6	—	0.2	**4.8**	—	-6.8	—	0.0	**-6.8**
Unvested prior plan amendments	—	0.0	—	0.0	**0.0**	—	-2.6	—	0.0	**-2.6**
Actuarial gains/losses from changes in assumptions	-57.1	0.8	-5.8	0.3	**-61.8**	105.4	41.4	29.3	8.6	**184.7**
Actuarial gains/losses from experience adjustments	7.8	17.4	5.8	-0.5	**30.5**	10.1	19.3	1.7	0.1	**31.2**
Curtailments and settlements	-0.8	19.5	—	-0.8	**17.9**	—	-38.5	-4.3	-1.6	**-44.4**
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	0.0	-15.8	—	3.7	**-12.1**	-6.9	—	—	—	**-6.9**
Employee contributions	—	0.0	1.5	0.3	**1.8**	—	—	1.5	0.3	**1.8**
Other changes	—	3.9	0.1	—	**4.0**	-0.1	—	-0.1	—	**-0.2**
Benefit payments	-77.0	-46.6	-4.3	-7.6	**-135.5**	-72.1	-35.5	-3.1	-5.2	**-115.9**
Defined benefit obligation at December 31	**1,496.0**	**666.7**	**171.8**	**84.3**	**2,418.8**	**1,534.6**	**714.2**	**159.0**	**82.1**	**2,489.9**
Change in plan assets										
Fair value of plan assets at January 1	463.9	708.7	130.6	23.5	**1,326.7**	464.8	570.8	105.7	20.3	**1,161.6**
Foreign currency translation	—	-73.0	3.1	-0.5	**-70.4**	—	89.1	3.5	0.9	**93.5**
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	1.3	-17.1	—	—	**-15.8**	-0.1	—	—	—	**-0.1**
Expected return on plan assets	25.7	50.9	9.0	1.5	**87.1**	18.7	48.5	7.4	1.4	**76.0**
Actuarial gains/losses from plan assets	-7.9	20.6	5.5	0.2	**18.4**	7.9	-8.5	12.1	0.8	**12.3**
Employer contributions	631.7	0.2	4.3	2.5	**638.7**	0.5	44.1	7.9	2.3	**54.8**
Employee contributions	—	—	1.5	0.2	**1.7**	—	—	1.5	0.3	**1.8**
Curtailments and settlements	—	—	—	-0.1	**-0.1**	—	—	-4.3	-0.7	**-5.0**
Other changes	—	—	1.1	-0.1	**1.0**	—	—	-0.4	-0.1	**-0.5**
Benefit payments	-27.4	-46.6	-4.3	-1.9	**-80.2**	-27.9	-35.3	-2.8	-1.7	**-67.7**
Fair value of plan assets at December 31	**1,087.3**	**643.7**	**150.8**	**25.3**	**1,907.1**	**463.9**	**708.7**	**130.6**	**23.5**	**1,326.7**

€2,375.9 million (2005: €2,441.7 million) of the defined benefit obligation at December 31, 2006 relates to plans that are fully or partially funded, and €42.9 million (2005: €48.2 million) relates to plans that are unfunded.

Plan assets in Germany include the CTA assets amounting to €637.7 million (did not exist in 2005), pension contribution fund assets of €365.8 million (2005: €383.1 million), and insurance annuity contracts amounting to €83.8 million (2005: €80.8 million). Actuarial gains and losses on plan assets in Germany resulted from pension funds (-€8.3 million; 2005: €6.1 million), the CTA (€0.2 million; did not exist in 2005), and the insurance annuity contracts (€0.2 million; 2005: €1.8 million).

Continental has pension funds for previously defined contributions in Germany that have been closed to new entrants since July 1, 1983 and March 1, 1984 respectively. At December 31, 2006, the minimum net funding requirement was exceeded and accordingly Continental has no requirement to make additional contributions. The pension fund assets had a fair value of €365.8 million on December 31, 2006. The pension funds are subject to an effective minimum interest rate of 3.50%, for which Continental is ultimately liable under the *Betriebsrentengesetz* (German Law Relating to Company Pension Plans), and accordingly constitutes a defined benefit pension plan in accordance with IFRIC D 9. This plan is therefore included in the total reconciliation of the defined pension provisions. However, given that only the plan members are entitled to the assets and all income, the benefit obligations are recognized in the same amount as the existing assets at fair value.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in € millions	December 31, 2006					December 31, 2005				
	Germany	U.S.A.	UK	Other	Total	Germany	U.S.A.	UK	Other	Total
Funded status[1]	-408.7	-23.0	-21.0	-59.0	**-511.7**	-1,070.7	-5.5	-28.4	-58.6	**-1,163.2**
Unrecognized actuarial gains/losses	142.7	60.9	12.5	11.4	**227.5**	190.2	79.3	18.2	11.2	**298.9**
Unrecognized past service cost from plan amendments	—	0.3	—	0.0	**0.3**	—	6.6	—	1.3	**7.9**
Reclassification to liabilities held for sale	—	—	—	—	**0.0**	5.7	—	—	—	**5.7**
Net amount recognized	**-266.0**	**38.2**	**-8.5**	**-47.6**	**-283.9**	**-874.8**	**80.4**	**-10.2**	**-46.1**	**-850.7**
The net amount recognized in the balance sheet comprises the following balance sheet items:										
Deferred pension charges	—	41.5	0.9	0.6	**43.0**	—	84.1	0.1	0.9	**85.1**
Pension provisions	-266.0	-3.3	-9.4	-48.2	**-326.9**	-874.8	-3.7	-10.3	-47.0	**-935.8**
Net amount recognized	**-266.0**	**38.2**	**-8.5**	**-47.6**	**-283.9**	**-874.8**	**80.4**	**-10.2**	**-46.1**	**-850.7**

[1] Difference between plan assets and benefit obligation

The assumptions used in measuring the pension obligations, in particular the discount factors, long-term salary growth rates, and the long-term rates of return on plan assets, are established separately for each country.

In the principal pension plans, the following weighted-average assumptions have been used:

Average valuation factors as of Dec. 31	**2006**				**2005**			
in %	**Germany**	**U.S.A.**	**UK**	**Other**	**Germany**	**U.S.A.**	**UK**	**Other**
Discount rate	4.40	5.75	5.00	4.82	4.00	5.75	5.00	4.63
Expected long-term return on plan assets	4.94	8.00	6.72	6.19	4.70	8.00	6.81	6.48
Long-term rate of compensation increase	3.00	3.50	3.50	3.50	3.00	3.50	3.75	3.00

[1] Excluding the closed pension contribution funds with effectively guaranteed net cumulative returns

Net pension expenses can be summarized as follows:

in € millions	**2006**					**2005**				
	Germany	**U.S.A.**	**UK**	**Other**	**Total**	**Germany**	**U.S.A.**	**UK**	**Other**	**Total**
Current service cost	28.9	4.0	4.0	3.9	**40.8**	23.4	11.6	3.2	2.7	**40.9**
Interest on defined benefit obligation	59.6	39.2	7.9	3.8	**110.5**	62.3	37.1	6.6	3.8	**109.8**
Expected return on plan assets	-25.7	-50.9	-9.0	-1.5	**-87.1**	-18.7	-48.5	-7.4	-1.4	**-76.0**
Amortization of actuarial gains/losses	5.5	0.7	0.4	0.7	**7.3**	0.0	0.2	—	0.0	**0.2**
Amortization of past service cost	—	0.5	—	0.2	**0.7**	—	1.3	—	0.0	**1.3**
Curtailments and settlements	-0.7	30.2	—	-0.7	**28.8**	—	-42.1	—	-0.8	**-42.9**
Other pension expenses	—	12.1	—	—	**12.1**	—	—	-0.1	0.1	**0.0**
Net period pension cost	**67.6**	**35.8**	**3.3**	**6.4**	**113.1**	**67.0**	**-40.4**	**2.3**	**4.4**	**33.3**

Curtailments and settlements in 2006 resulted in particular from additional pension entitlements as part of the suspension of tire production at the American plants in Charlotte, North Carolina, and shutdown at Mayfield, Kentucky. Curtailments and settlements in 2005 related in particular to the gain from freezing defined benefit pension plans in the U.S.A. as part of the conversion to defined contribution plans, as well as other adjustments to benefits in the U.S. tire operations

A one percentage-point increase or decrease in the discount rate for the discounting of pension obligations would have had the following impact on the pension obligations at the balance sheet date:

in € millions	Dec. 31, 2006				Dec. 31, 2005			
	Germany[1]	U.S.A.	UK	Other	Germany[1]	U.S.A.	UK	Other
1% increase								
Effects on service and interest costs	0.5	-1.6	-0.9	-0.1	-1.0	-1.5	-0.8	-0.1
Effects on benefit obligation	-137.2	-68.8	-30.0	-8.3	-137.8	-89.5	-29.5	-8.7
1% decrease								
Effects on service and interest costs	-1.4	2.1	1.0	1.0	0.9	1.0	1.2	0.8
Effects on benefit obligation	170.1	85.8	38.6	14.0	171.0	102.4	38.8	14.2

[1] Excluding the closed pension contribution funds with effectively guaranteed net cumulative returns

Changes in the discount factor as well as the salary and pension trends do not have a linear effect on the defined benefit obligations (DBO) because of the financial modeling (particularly due to the compounding of interest rates). For this reason, the net period pension cost derived from the DBO does not change as a result of an increase or decrease in the discount rate assumptions by the same amount.

Pension funds

The structure of the Corporation's plan assets is based on an asset/liability management study that includes the forecasted pension obligations and the corresponding plan assets. As a result, the CTA set up in 2006 focused its initial investment primarily on euro-denominated government bonds. Investment committees regularly review the investment decisions taken and the selection of the external fund managers.

The portfolio structures of the pension plan assets at the measurement date for fiscal years 2006 and 2005, as well as the planned portfolio structure for fiscal year 2007, are as follows:

in %	Planned structure 2007				2006				2005			
Type of asset	**Germany[1]**	**U.S.A.**	**UK**	**Other**	**Germany[1]**	**U.S.A.**	**UK**	**Other**	**Germany[1]**	**U.S.A.**	**UK**	**Other**
Equity instruments	30	55	67	30	12	54	71	34	—	59	70	31
Debt securities	70	35	30	38	88	35	26	33	100	35	25	41
Real estate	—	5	3	5	—	5	1	4	—	6	1	4
Cash, cash equivalents and other	—	5	0	27	—	6	2	29	—	0	4	24
	100	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**

[1] The portfolio structure of the fund assets in Germany excludes the closed pension contribution funds with effectively guaranteed net cumulative returns. These assets are invested in fixed-income securities.

The expected long-term return on plan assets of the individual asset types for 2006 and 2005 was as follows:

in %	2006				2005			
Type of asset	**Germany[1]**	**U.S.A.**	**UK**	**Other**	**Germany[1]**	**U.S.A.**	**UK**	**Other**
Equity instruments	7.10	9.50	7.50	7.40	–	9.50	7.50	7.32
Debt securities	4.15	6.00	5.00	6.29	4.70	6.00	5.00	7.09
Real estate	–	6.00	6.50	6.66	–	6.00	5.40	6.59
Cash, cash equivalents and other	–	6.00	4.00	5.04	–	–	4.00	4.56
	4.94	**8.00**	**6.72**	**6.19**	**4.70**	**8.00**	**6.81**	**6.48**

[1] The expected long-term return on the individual asset types relating to fund assets in Germany excludes the closed pension contribution funds with effectively guaranteed net cumulative returns. These returns range from 4.00% to 4.50%, for long-term debt securities.

Reference date for plan asset measurement is December 31.

Pension funds
Contributions by the employer

The following table shows the cash contributions made by the Company to the pension funds in 2006 and 2005:

in € millions	2006					2005				
	Germany	**U.S.A.**	**UK**	**Other**	**Total**	**Germany**	**U.S.A.**	**UK**	**Other**	**Total**
Planned contributions	1.7	0.2	4.3	2.5	**8.7**	0.5	–	3.5	2.3	**6.3**
Special contributions	630.0	–	–	–	**630.0**	–	44.1	4.4	–	**48.5**

The expected contributions to the pension funds for 2007 are:

in € millions	2007 (expected)				
	Germany	**U.S.A.**	**UK**	**Other**	**Total**
Planned contributions	1.7	–	2.8	2.4	**6.9**

The following overview contains the pension benefit payments made in 2006 and the previous year, as well as the undiscounted, expected pension benefit payments for the next five years:

in € millions	Germany	U.S.A.	UK	Other	Total
Benefits paid					
2005	72.1	35.5	3.1	5.2	**115.9**
2006	77.0	46.6	4.3	7.6	**135.5**
Benefit payments as expected					
2007	80.8	69.2	3.4	5.2	**158.6**
2008	102.3	39.4	3.8	3.7	**149.2**
2009	95.4	39.4	4.2	4.3	**143.3**
2010	91.7	39.6	4.8	4.6	**140.7**
2011	95.9	39.8	5.7	4.3	**145.7**
Total of years 2012 - 2016	480.0	209.2	39.8	24.6	**753.6**

The expected pension payments from 2007 onwards relate to lump-sum amounts in connection with fixed service cost benefit plans, as well as annual pension benefits. For the purposes of estimating the future payments, in those cases where employees have an option to immediately receive their benefits in cash on retirement or to opt for monthly pension payments, it has been assumed that in all cases the lump-sum will be chosen. Furthermore, the earliest eligible date for retirement has been assumed when determining future pension payments. The actual retirement date could occur later. Therefore the actual payments in future years for present plan members could be lower than the amounts assumed.

Other post-employment benefits

Certain subsidiaries in the United States grant eligible employees healthcare and life insurance on retirement if they have fulfilled certain conditions relating to age and years of service. The amount and entitlement can be altered. Certain retirement benefits, in particular for pensions and healthcare costs, are provided in the U.S.A. for hourly-paid workers at unionized plants under the terms of collective pay agreements.

in € millions	2006	2005
Change in defined benefit obligation		
Defined benefit obligation at January 1	327.3	436.3
Foreign currency translation	-28.3	57.3
Current service cost	2.5	3.9
Interest cost on defined benefit obligation	17.7	17.4
Actuarial losses from changes in assumptions	-15.3	12.1
Actuarial gains/losses from experience adjustments	63.1	-37.6
Vested prior plan amendments	-112.6	-108.1
Unvested prior plan amendments	-24.8	-30.2
Curtailments/settlements	-5.1	-2.2
Changes in the scope of consolidation	-7.2	—
Benefit payments	-29.0	-21.6
Defined benefit obligation at December 31	**188.3**	**327.3**
Unrecognized actuarial gains/losses	-34.6	11.9
Unrecognized income/costs from plan amendments	25.1	4.6
Amount recognized on December 31	**178.8**	**343.8**

No separate plan assets have been set up for these obligations.

At the end of 2006, all hourly workers in the U.S. tire operations and retirees were notified that their maximum amount of medical coverage would be reduced further starting at the beginning of 2007. As a result of this amendment, these beneficiaries now have a standard level of medical coverage. These plan amendments resulted in a release of provisions for post-employment obligations of €108.8 million.

The reversal of €108.1 million due to plan amendments in the previous year relate to the final agreement reached with the employee representatives that no further amendments will be made over the remaining term of the collective bargaining agreements.

The assumptions used for the discount rate and cost increases to calculate the healthcare and life insurance benefits vary according to conditions in the U.S.A. The following weighted-average assumptions were used:

Average valuation factors as of December 31 in %	**2006**	**2005**
Discount rate	5.75	5.75
Rate of increase in healthcare and life insurance benefits in the following year	10.00	10.00
Long-term rate of increase in healthcare and life insurance benefits	5.00	5.00

The net cost of healthcare and life insurance benefit obligations can be broken down as follows:

in € millions	**2006**	**2005**
Current service cost	2.5	3.9
Interest cost on defined benefit obligation	17.7	17.4
Amortization of actuarial losses	0.5	-1.1
Amortization of vested prior plan amendments	-112.6	-108.1
Amortization amounts for unvested plan amendments	-2.9	-0.2
Curtailments/settlements	-5.1	—
Net gain	**-99.9**	**-88.1**

The amortization of plan amendments in 2006 related primarily to the announcement of the further reduction in the maximum amount of medical coverage. In the prior year this related to the final agreement with the union in the U.S.A.

The curtailment gains of €5.1 million in 2006 related mainly to the restructuring of the U.S. tire plants.

The following table shows the effects of a one percentage-point increase or decrease in healthcare and life insurance obligations.

in € millions	**2006**	**2005**
1% increase		
Effects on net cost	4.1	0.4
Effects on benefit obligation	3.3	5.2
1% decrease		
Effects on net cost	-4.6	-0.3
Effects on benefit obligation	-7.1	-4.8

A one percentage-point increase or decrease in the discount rate specified above for calculating the net cost of healthcare and life insurance benefit obligations would have had the following effect on net cost:

in € millions	2006	2005
1% increase		
Effects on service and interest costs	0.2	-0.5
Effects on benefit obligation	-19.8	-44.4
1% decrease		
Effects on service and interest costs	-0.4	0.3
Effects on benefit obligation	22.1	51.3

The following shows the payments made for other post-employment benefits in 2006 and the previous year, as well as the undiscounted expected benefit payments for the next five years:

Benefits paid in € millions	
2005	21.6
2006	29.0
Benefit payments as expected	
2007	11.9
2008	12.1
2009	12.5
2010	12.8
2011	13.1
2012 - 2016	67.0

Provisions for obligations similar to pensions

Some companies of the Corporation have made commitments to employees for a fixed percentage of the employees' compensation. The entitlements are paid when employees leave or retire from the company; in 2006 the expenses for these obligations amounted to €3.2 million (2005: €1.8 million).

Defined contribution pension plans

The expense for defined contribution pension plans in fiscal 2006 amounted to €28.9 million (2005: €13.5 million). The increase relates in particular to the first-time consolidation of the acquired U.S. Motorola activities, and to the additional effects of the switch from defined benefit to defined contribution pension plans.

24. Provisions for Other Risks

in € millions	December 31, 2006		December 31, 2005	
	Current	Non-current	Current	Non-current
Restructuring provisions	132.4	—	61.6	—
Litigation and environmental risks	—	162.9	—	178.0
Flexible early retirement contracts	—	108.5	—	127.4
Anniversary and other long-service benefits	—	36.2	—	35.2
Warranties	288.3	—	259.0	—
Other provisions	113.0	25.6	141.7	13.4
Provisions for other risks	**533.7**	**333.2**	**462.3**	**354.0**

The provisions changed during the year as follows:

in € millions	Restructuring provisions	Litigation and environmental risks	Flexible early retirement contracts	Anniversary and other long-service benefits	Warranties	Other provisions
At January 1, 2006	**61.6**	**178.0**	**127.4**	**35.2**	**259.0**	**155.1**
Additions	100.3	55.8	23.8	2.8	68.6	117.2
Utilization	12.2	59.6	43.3	2.1	69.7	73.9
Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries	—	0.0	0.0	0.0	69.6	3.2
Reversals	16.6	3.1	2.6	0.4	33.3	57.0
Interest	0.6	4.7	3.3	0.5	—	0.8
Foreign currency translation	-1.3	-12.9	-0.1	0.2	-5.9	-6.8
At December 31, 2006	**132.4**	**162.9**	**108.5**	**36.2**	**288.3**	**138.6**

The additions to restructuring provisions and other provisions related to the Automotive Systems division due to the decrease in production of foundation brakes at the Ebbw Vale plant in the UK, and to the shutdown of the locations in Angers, France, and in Elma, New York, and Seguin, Texas, U.S.A. In addition, the indefinite suspension of tire production at the Charlotte plant in North Carolina, U.S.A., and the shutdown of the Mayfield plant in Kentucky, U.S.A., were accrued for the Passenger and Light Truck Tires division. The utilization related mainly to the previously announced indefinite suspension of tire production at the plant in Mayfield.

As in the previous year, the increases and utilization of the provisions for litigation and environmental risks related in particular to product liability risks from the tire activities in the U.S.A.

Provisions for the flexible early retirement contracts were measured using a discount rate of 4.20% (2005: 4.00%). In accordance with the option under IAS 19, the interest component was not separately shown in net interest expense but included in compensation costs as part of the cost categories as classified in the income statement.

The changes in provisions for warranties include utilization amounting to €69.7 million (2005: €49.7 million), and additions of €68.6 million (2005: €79.9 million), in particular for specific provisions in the Automotive Systems division. Net changes through additions from the first-time consolidation of subsidiaries, less amounts disposed of through disposal of subsidiaries, result from the acquisition of the automotive electronics business from Motorola.

Other provisions mainly comprise provisions for risks from operations with an expected term of less than one year.

25. Income Tax Liabilities

Tax liabilities changed as follows:

in € millions	2006	2005
At January 1	**340.8**	**277.9**
Additions	497.0	454.5
Utilization and advance payments for the current fiscal year	452.5	385.6
Additions from the first-time consolidation of subsidiaries	0.5	1.8
Reversals	1.8	11.0
Foreign currency translation	-2.4	3.2
At December 31	**381.6**	**340.8**

In addition to the utilization and advance payments for the current fiscal year, the changes in income tax receivables are also included in the cash flow statement for income taxes paid.

26. Indebtedness

in € millions	December 31, 2006			December 31, 2005		
		With a term of			With a term of	
	Total	up to 1 year	more than 1 year	Total	up to 1 year	more than 1 year
Bonds	852.4	–	852.4	1,080.5	344.9	735.6
Bank loans and overdrafts[1]	771.9	603.5	168.4	616.5	472.8	143.7
Derivative financial instruments	0.6	0.4	0.2	4.8	4.4	0.4
Financial lease liabilities	63.1	2.7	60.4	64.9	3.3	61.6
Liabilities on bills drawn and payable	0.4	0.4	–	0.4	0.2	0.2
Liabilities from asset-backed securitization programs	22.8	22.8	–	–	–	–
Liabilities from binding redemption offer to Phoenix shareholders	57.1	57.1	–	59.6	59.6	–
Other indebtedness	16.9	16.2	0.7	12.9	12.1	0.8
	1,785.2	**703.1**	**1,082.1**	**1,839.6**	**897.3**	**942.3**

[1] Thereof €9.9 million (2005: €8.0 million) secured by land charges, mortgages, and similar securities.

Summary of bonds

Issuer/type	Issuing amount in € millions	Book value Dec. 31, 2006	Coupon p.a.	Effective interest rate	Date of issue/ maturity and interest terms fixed until	Issue price
CROA DIP Private placement[1]	70.0	70.0	3.67%	3.46%	2006/July 2009	99.97%
CROA MTN and DIP Private placements[2]	82.3	82.3	3.61% - 6.21%	3.41% - 5.90%	2001 - 2006/2008	100.00%
CAG Eurobond[3]	368.8	368.8	6.88%	6.88%	2001/Dec. 2008	99.46%
CGF Convertible bond	377.9	331.3	1.63%	4.89%	2004/May 2011	100.00%
		852.4				

[1] DIP = debt issuance program

[2] MTN = medium-term note program

[3] Represents the amount outstanding of the original €500 million issue

On May 5, 2006, the dividend increase proposed for fiscal year 2005 changed the conversion ratio of the convertible bond issued by Conti-Gummi Finance B.V. in May 2004 and guaranteed by Continental AG, in accordance with the terms of the bond. The conversion ratio of 1,974.3426 shares for each €100,000 nominal value of the bond corresponds to a conversion price per share of approximately €50.65 (previously approximately €50.82). After the Annual Shareholders' Meeting, the bondholders exercised their conversion rights and converted bonds with a principal amount of €22.1 million; this reduced the original issue amount from €400.0 million to €377.9 million. The remaining value of the preferential coupon-rate related to the bond is €46.6 million (2005: €59.4 million).

On the basis of the conversion price adjusted for the dividend increase, the conversions led to the creation of 436,328 Continental AG shares. Claims arising from remaining fractions of shares were settled in cash. The convertible bond changed as follows in the year under review:

in € millions	2006
Nominal value of the convertible bond	400.0
Carrying amount of the equity component	-59.4
At January 1	**340.6**
Conversions at nominal value of €22.1 million less pro-rata share of previously recognized option value	-19.2
Interest expense	9.9
At December 31	**331.3**

In July 2006, Continental Rubber of America repaid the remaining amount of €284.2 million of the €500 million bond issued in 1999. At the same time, three smaller bonds were issued by Continental Rubber of America with a volume of €100 million and $50 million as a private placement under the €3 billion debt issuance program.

A €500 million eurobond was issued by Continental AG in 2001 under the €1.5 billion medium-term note program. This bond contains a covenant to increase the interest rate by 1.75% p.a. in the event and for the time that Continental AG no longer has a rating from two rating agencies or the rating for its non-subordinated unsecured liabilities drops to BB+ or lower (or Ba1 or lower).

Market values of bonds

in € millions	Book value on Dec. 31, 2006	Market value on Dec. 31, 2006	Change in market value if interest rate increased by 1%	Change in market value if interest rate decreased by 1%	Book value on Dec. 31, 2005	Market value on Dec. 31, 2005
CROA Eurobond	–	–	–	–	284.2	288.2
CROA MTN and DIP Private placements	152.3	151.0	-2.9	2.6	87.2	87.4
CAG Eurobond	368.8	386.0	-7.0	7.3	368.5	405.5
CGF Convertible bond	331.3	379.7	-15.7	16.5	340.6	393.1
	852.4	**916.7**	**-25.6**	**26.4**	**1,080.5**	**1,174.2**

The market values of the Company's financial liabilities as of December 31, 2006 and 2005 were determined by discounting all future cash flows at the applicable interest rates for comparable instruments with the same remaining maturities. Although the convertible bond has a stock exchange listing, its market value was also calculated through discounted cash flows, in order to only measure the debt component of the convertible bond, i.e., without the value of the option. For all other primary financial instruments, the carrying amount is equivalent to the fair value.

Explanation of company names

CAG, Continental Aktiengesellschaft
CGF, Conti Gummi Finance B.V., Amsterdam, the Netherlands
CM, Continental Matador s.r.o., Puchov, Slovakia
Conti Brazil, Continental do Brasil Produtos Automotivos Lda., Varzea Paulista, Brazil
Conti Mabor, Continental Mabor Indústria de Pneus S.A., Lousado, Portugal
CROA, Continental Rubber of America, Corp., Wilmington, Delaware, U.S.A.
CTSA, Continental Tyre South Africa (Pty.) Ltd., Port Elizabeth, South Africa
Phoenix AG, Phoenix Aktiengesellschaft, Hamburg

Breakdown of credit lines and available financing from banks

Company	Type	Amount of issue in € millions	Book value on Dec. 31, 2006 in € millions	Market value on Dec. 31, 2006 in € millions	Interest	Effective interest rate	Maturity
Phoenix AG	Long-term bank loan	20.0	20.0	20.1	5.33%	5.33%	2007
CROA	Long-term bank loan	22.8	22.8	23.0	6.09%	6.09%	2007
CM	Long-term bank loan	5.6	5.6	5.6	5.07 - 6.17%	5.07 - 6.17%	semi-annual repayment until 2007
CAG, CROA	Syndicated euroloan	1,500.0	400.0	400.0	floating, Libor/ Euribor + margin	3.43%	2011
CROA	Long-term bank loan	37.9	37.9	38.1	5.53%	5.53%	2011
Conti Mabor	Long-term bank loan	28.6	28.6	28.6	floating, Euribor + margin	3.22%	annual repayment until 2011
CTSA	Long-term bank loan	17.4	17.4	17.4	floating, Jibar + margin	10.08%	annual repayment until 2011
Conti Brazil	Long-term bank loan	30.3	30.3	28.6	8.21%	8.21%	2012
Conti Brazil	Long-term bank loan	19.1	19.1	18.0	3.44%	3.44%	2013
Conti Brazil	Long-term bank loan	19.0	19.0	18.3	4.78%	4.78%	2013
CAG	Long-term bank loan	600.0	—	—	—	—	2012 - 2013[1]
Various bank lines		832.5	171.2	171.2	floating	floating	mainly < 1 year
Credit lines and available financing from banks		**3,133.2**					
Liabilities to banks			**771.9**	**768.9**			

[1] Repayment no later than five years after an amount is drawn

On December 31, 2006, approved credit lines amounting to €2,361.3 million (2005: €2,125.2 million) had not been drawn down, of which €1,700 million (2005: €1,500 million) were long-term credit commitments. The year-on-year increase relates to a new credit line granted by the European Investment Bank (EIB), Luxembourg, that has not been utilized.

In the year under review, the Continental Corporation utilized its commercial paper program, its asset-backed securitization programs, and its various bank lines to meet short-term credit requirements. In June 2006, Continental extended the term of its €1.5 billion syndicated euroloan agreed in 2005 by one year to 2011. This credit facility has a term of five years with two renewal options for one year, once after the first and once after the second year.

The indebtedness in the amount of €1,785.2 million will mature within the next five years and thereafter as follows:

December 31, 2006	2007	2008	2009	2010	2011	Thereafter	Total
Total indebtedness	703.1	469.9	92.8	20.7	431.6	67.1	1,785.2
Interest rate swaps contained therein	—	0.2	—	—	—	—	0.2

December 31, 2005	2006	2007	2008	2009	2010	Thereafter	Total
Total indebtedness	897.3	62.1	392.2	8.6	7.5	471.9	1,839.6
Interest rate swaps contained therein	0.1	—	0.4	—	—	—	0.5

The future payment obligations resulting from financial leases are shown in the following table:

in € millions	2007	2008 to 2011	From 2012	Total
Minimum lease payments	7.0	28.3	73.0	108.3
Interest component	4.3	15.2	25.7	45.2
Financial lease liabilities	**2.7**	**13.1**	**47.3**	**63.1**

The market value of the financial lease liabilities is €72.7 million (2005: €78.3 million). As in the previous year, the effective interest rates of the main leasing contracts are between 6.0% and 8.3%.

27. Financial Instruments

1. Hedging policy and financial derivatives

The international nature of its business activities and the resulting financing requirements means that the Corporation is exposed to exchange rate and interest rate fluctuations. Where foreign currency fluctuations are not fully compensated by offsetting delivery and payment flows, exchange rate forecasts are constantly updated to ensure that risks can be hedged as necessary using appropriate financial instruments. In the same manner, long- and short-term interest rate movements are continuously monitored and also hedged as necessary. In addition, interest rate and currency derivatives allow debt to be accessed on every available capital market, regardless of the location at which the financing is required.

a) Guidelines and risk management

The use of hedging instruments is covered by corporate-wide guidelines, adherence to which is regularly reviewed by internal audit. As part of interest rate and currency management, maximum notional amounts are defined in order to strictly limit the risk associated with hedges. Further, only derivative financial instruments that can be included and evaluated in the risk management system may be used for hedging purposes. Financial instruments that do not meet these criteria may not be used at all.

b) Currency management

Continental compiles its subsidiaries' actual and expected foreign currency payments at a global level for currency management purposes. These amounts represent the Corporation's transaction exposure and are measured as the net cash flow per currency on a rolling 12-month forward basis. The currency committee convenes weekly to review and initiate hedging measures. These may not exceed 30% of the 12-month exposure without the express permission of the Executive Board.

The Corporation's net foreign investments are generally not hedged against exchange rate fluctuations.

c) Interest rate management

The Corporation's interest-bearing liabilities form the basis for the activities to manage variable interest rate risk. The use of derivative financial instruments serves exclusively to manage identified interest rate risks. The Corporation is not exposed to a risk of fluctuation in the fair value of long-term financial liabilities due to market changes in fixed interest rates, as the lenders do not have the right to demand early repayment in the event of changing rates. If the Corporation as the issuer has the right to repurchase or repay debt before maturity, settlement is considered only when the costs of early termination are lower than the expected future interest savings.

d) Counterparty risk

Derivative financial instruments are subject to default risk to the extent that counterparties may not meet their payment obligations either in part or in full. To limit this risk, instruments are only entered into with selected banks, i.e., partners with prime ratings. In addition, internal settlement risks are minimized through the clear segregation of functional areas.

2. Liquidity risks

Liquidity risk is counteracted by a comprehensive short- and long-term liquidity plan, taking into account existing credit lines. The financing requirements of the operating businesses are largely covered by equity, participation in cash pooling agreements, or bank and intercompany loans to the related subsidiaries, to the extent that this is appropriate and permitted within the respective legal and tax codes. To meet the central corporate financing requirements, various marketable financial instruments are employed, including overnight money, term deposits, commercial paper and bonds, as well as bilateral and syndicated loans. Where events lead to unexpected liquidity requirements, Continental can draw upon both existing liquidity and fixed credit lines from banks.

3. Default risk

Credit risk from trade accounts receivable and financial amounts receivable includes the risk that amounts receivable will be collected late or not at all. These risks are analyzed and monitored by central and local credit managers. The responsibilities of our central credit management function include pooled accounts receivable risk management. However, default risk cannot be excluded with absolute certainty, and any remaining risk is addressed through valuation allowances on the basis of experience, or specific amounts for identified risks. Default risk for primary financial amounts receivable is also limited by ensuring that agreements are only entered into with partners who have prime credit ratings or that sufficient collateral is provided.

Measurement of derivative financial instruments

Derivative financial instruments are recognized at market value, which is determined by discounting the expected cash flows on the basis of yield curves.

No derivative financial instruments were classified as held for trading. As a result, all derivative financial instruments that do not meet the requirements for hedge accounting were classified as financial assets and liabilities at fair value through profit or loss.

The market values of all derivatives at the balance sheet date are as follows:

in € millions	December 31, 2006		December 31, 2005	
Market values	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Cash flow hedges				
Cash flow hedges (effective)	1.7	0.2	–	0.5
Fair value hedges				
Interest rate and currency swaps	–	–	56.2	–
Interest rate options	–	–	1.6	–
Other derivatives				
Interest rate and currency swaps	1.3	–	–	–
Currency forwards	30.7	0.4	14.8	4.3
	33.7	**0.6**	**72.6**	**4.8**
– thereof long-term	20.3	0.2	10.2	0.4
– thereof short-term	10.9	0.4	62.4	4.4
– thereof cash or cash equivalents	2.5	–	–	–
Nominal values				
Cash flow and fair value hedges		84.4		371.4
Interest rate options		0.0		209.0
Interest rate and currency swaps		30.0		0.0
Currency forwards		1,309.8		909.8
		1,424.2		1,490.2

In the case of highly effective hedges, Continental applies hedge accounting as set out in IAS 39. For cash flow hedges, changes in the market value of the derivatives are taken directly to other reserves in total equity until the hedged item is recognized in income. The interest and currency derivatives have maturities and conditions corresponding to the underlying transactions.

Continental classified one interest rate swap and one interest rate and currency swap as a cash flow hedge. The cash flow hedges relate to the MTN private placement of $19 million and the DIP private placement of €70 million. In 2006, the mark-to-market of these financial instruments therefore resulted in an expense of €0.8 million (2005: €0.5 million) that was taken directly to total equity.

The majority of long-term derivative financial instruments are due in 2008, and the derivative financial instruments result in future cash flows in euro, U.S. dollar, Czech koruna, and British pound in particular.

in € millions	Jan. 1, 2006	Additions	Reversals	FX [1]	Dec. 31, 2006
Market value	-0.5	-1.5	1.1	0.1	-0.8
Deferred taxes	0.2	0.5	-0.4	0.0	0.3
Accumulated other reserves	**-0.3**	**-1.0**	**0.7**	**0.1**	**-0.5**

[1] Foreign currency translation

The prospective and retroactive effectiveness of hedges is demonstrated through regular effectiveness testing. Retroactive effectiveness is determined using the dollar off-set method, under which the change in the fair or cash-flow value of the hedged item is compared with the change in the related value of the hedging instrument. The results of retroactive effectiveness testing fell within a range of 80% to 125%, meaning that the hedges used by the Corporation can be considered highly effective.

In 2006, no amounts were reclassified from total equity to net income in accordance with IAS 39, as the hedging of an expected future transaction did not result in the recognition of either a financial asset or a financial liability.

The Corporation does not hold any embedded derivative instruments requiring separate recognition, such as contractual payment terms in currencies other than the functional or typical trading currency.

28. Other Short-Term Financial Liabilities

in € millions	Dec. 31, 2006	Dec. 31, 2005
Liabilities to associated companies	15.4	20.5
Interest payable	13.6	19.5
Liabilities for payroll and personnel related costs	210.3	184.1
Liabilities for selling expenses	293.9	279.9
Termination benefits	14.2	30.7
Purchase prices payable on company acquisitions	16.0	–
Other liabilities	2.0	2.0
	565.4	**536.7**

Purchase prices payable on company acquisitions relate primarily to the purchase price of the remaining shares in Barum Centrum Prague, which fell due in January 2007.

The comparative figures for the previous year were restated according to the classification of specific personnel liabilities in 2006.

29. Other Liabilities

in € millions	December 31, 2006			December 31, 2005		
	Total	Current	Non-current	Total	Current	Non-current
Liabilities for workers' compensation	**51.4**	29.0	22.4	**52.5**	27.6	24.9
Liabilities for social security	**46.1**	46.1	–	**86.2**	86.2	–
Liabilities for vacation	**60.5**	60.5	–	**55.8**	55.8	–
Liabilities for VAT and other taxes	**95.5**	95.5	–	**103.6**	103.6	–
Other liabilities	**109.9**	105.5	4.4	**99.5**	89.5	10.0
	363.4	**336.6**	**26.8**	**397.6**	**362.7**	**34.9**

The comparative figures for the previous year were restated according to the classification of specific personnel liabilities in 2006.

30. Liabilities Related to Assets Held for Sale

Liabilities related to assets held for sale in 2005 relate to the Stankiewicz Group, which was sold in April 2006.

in € millions	December 31, 2005
Indebtedness	4.4
Provisions	10.9
Trade accounts payable	14.0
Other liabilities	12.8
Liabilities related to assets held for sale	**42.1**

Other Disclosures

31. Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against subsidiaries are pending, or may be initiated or asserted in the future. In Continental's opinion, these pending claims are proceedings that are related to the Corporation's normal business, with the exception of the disputes detailed in part 2.

1. The pending claims include in particular claims brought against our U.S. subsidiaries for property loss, personal injury, and death allegedly caused by faults in our products. Claims for material and non-material damages, and in some cases punitive damages, are being asserted. The outcome of individual proceedings, which are generally decided by a layperson jury in a court of first instance, cannot be predicted with certainty. No assurance can be given that Continental will not incur substantial expenses as a result of the final judgments or settlements in some of these cases, or that these amounts will not exceed any provisions set up for these claims. As from 2002, we significantly increased the deductible in our insurance coverage for such product liability risks at our U.S. companies, after market developments in the industrial insurance sector led to large increases in premiums. Some subsidiaries in the U.S.A. are exposed to relatively limited claims for damages from purported health injuries allegedly caused by products containing asbestos. In addition, class-action lawsuits against subsidiaries for allegedly faulty tires were recently filed at the Federal District Court in Philadelphia, Pennsylvania, U.S.A., and at a court in the state of New Jersey, U.S.A. We believe these actions to be neither admissible nor justified.

2. In connection with the shutdown of tire production at the Herstal facility belonging to Continental Benelux S.A., a large number of former employees have brought actions against this company and its Board of Directors before the Commercial and Labor Courts in Liège, Belgium. They are seeking material and non-material damages, claiming that the company violated company law, labor law, and co-determination law. The Liège Commercial Court dismissed the claim in the first instance. We expect the plaintiffs to appeal against this ruling. The Liège Labor Court has partially recognized some of the claims in the first instance. The company has lodged an appeal against this decision; a ruling will be made on this on February 20, 2007. Since appeals may be lodged against these rulings, it is expected to take some time before final decisions are reached.

Several shareholders of Phoenix AG have brought actions for rescission against the resolutions passed at the Special Shareholders' Meeting of the company held on December 28, 2004 for approval of a management and profit and loss pooling agreement and the merger agreement with ContiTech AG. The Ordinary Shareholders' Meeting of Phoenix AG on May 19, 2005 confirmed the resolutions that had been passed on December 28, 2004. Actions have also been brought by shareholders against these confirmations of the resolutions. We believe all of the claims to be unjustified. On December 7, 2005, the Hamburg Regional Court dismissed all claims against the resolutions and confirmations in the first instance. Some of the plaintiffs have appealed against this ruling. The length of the proceedings until a final ruling is reached cannot be predicted with certainty. Nevertheless, a final decision granting permission to register the merger was made in December 2006. As a result, the merger took effect as disclosed in Note 5.

Proyectos y Construcciones Procisa, S.A. de C.V. ("Procisa"), the minority shareholder of Continental Tire North America, Inc., filed for damages against Continental at a court in New York, U.S.A., due to the alleged breach of its contractual and legal rights. The court dismissed the claims in their entirety on August 10, 2006. Following an appeal by Procisa, the dispute was ended by a settlement. As a result, the minority shareholder sold its 0.97% interest in Continental Tire North America, Inc., to Continental. Continental therefore now holds 100% of the shares.

As announced by the Company on June 30, 2006, a shareholder has brought an action for rescission and voidance against the resolution adopted by Continental AG's Annual Shareholders' Meeting on May 5, 2006 under agenda item 9 (partial termination and granting of a new authorization to issue convertible bonds, deletion and cancellation of the existing conditional capital, and creation of a new conditional capital). Two other shareholders have joined this action as partners in the dispute. A decision in the first instance is scheduled for February 22, 2007.

Unionized employees at Continental Tire North America, Inc. recently filed a class-action lawsuit against the company with the aim of reversing an amendment to its coverage of healthcare costs for retirees, and also sought temporary restraint. The proceedings have currently been suspended. Continental believes that the requirements for a class-action lawsuit and for granting temporary restraint have not been met and that the claims are unjustified. We are confident that we will win if the legal dispute resumes.

The outcome of the pending cases or potential cases brought against subsidiaries in the future may, individually or as a whole, have a material effect on Continental's results. However, in view of the existing provisions, the obligations that may potentially result from such pending cases will not, in our opinion, have a material effect on the Corporation's net assets.

32. Non-Recognized Contingent Liabilities and Other Obligations

in € millions	**Dec. 31, 2006**	**Dec. 31, 2005**
Liabilities on bills of exchange	28.2	29.5
Liabilities on guarantees	21.1	44.7
Liabilities on warranties	4.0	1.3
Other contingent liabilities	32.5	31.6
	85.8	**107.1**

The non-recognized liabilities relate primarily to guarantees for the liabilities of unconsolidated affiliated companies and third parties, as well as to contractual warranties relating to associated companies.

Continental may be subject to obligations relating to environmental issues under governmental laws and regulations, or as a result of various claims and proceedings that are pending or that might be asserted or initiated against it. Estimates of future expenses in this area are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land or buildings for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions for products it has sold, as prescribed by law or deemed necessary and appropriate, in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty provisions also include the estimated expenses as necessary for such measures. Estimates of expected expenses are inevitably subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products sold, or the type of measures to be taken, which could lead to the need to adjust the previously recognized provisions. No assurance can be given that the actual expenses will not exceed existing provisions by material amounts. However, although the potential expenses could have a material effect on Continental's results, the probable amounts have been adequately provided for and therefore, in our opinion, the settlement of these obligations will not have a material effect on the Corporation's overall net assets.

In 2006, the expenses for operating leases and rental agreements amounted to €110.4 million (2005: €110.9 million). Future liabilities relating to these agreements, for which the Corporation is not the beneficial owner of the related assets, with an original or remaining term of more than one year as of December 31, 2006, are shown below for 2007 and cumulatively for the years 2008 through 2012 and as well as cumulatively from 2012:

Operating leases and rental agreements in € millions	2007	2008 - 2012	From 2012
	100.7	225.0	111.2

Open purchase commitments for property, plant, and equipment amounted to €134.1 million (2005: €161.4 million).

33. Segment Reporting

Notes to segment reporting
In accordance with IAS 14, segment reporting is based on a risk and reward approach that reflects the internal organizational and management structure and the system of internal reporting to the Executive Board and the Supervisory Board. The operating divisions are the Corporation's primary format for reporting segment information, with geographical segments being the secondary format.

The Continental Corporation's activities are carried out by the divisions as follows:

Automotive Systems
The Automotive Systems division develops and manufactures primarily electronic and hydraulic brake systems, adaptive cruise control systems, hybrid drives, air suspension and sensor systems as well as electronic control units for comfort, drive, and chassis functions.

Passenger and Light Truck Tires
The Passenger and Light Truck Tires division produces and distributes tires for passenger vehicles and light trucks and the two-wheel (motorbike and bicycle) business. This division also runs the Corporation's own tire retail companies.

Commercial Vehicle Tires
The Commercial Vehicle Tires division is responsible for the production and distribution of tires for trucks, as well as industrial and off-the-road vehicles.

ContiTech
Following the acquisition of Phoenix in fiscal year 2004, the ContiTech division was organized into nine global units which are principally active in the automotive, rail, printing, and mining industries as well as in machine construction. Following the disposal of the Stankiewicz Group and Sealing Systems, the division now consists of seven business units.

Other/consolidation
This comprises centrally managed subsidiaries and affiliates, such as holding, financing, and insurance companies, as well as the holding function of Continental AG and certain effects of consolidation. It also contains the effects on earnings of certain risks, particularly those in connection with contractual and similar claims or obligations representing, among other things, risks from investments currently not assignable to the individual operating units.

Internal control and reporting within the Continental Corporation is based on International Financial Reporting Standards (IFRS) as described in Note 2. The Corporation measures the success of its segments on the basis of their operating result (EBIT). This is expressed as the return on sales (ROS), and as the return on capital employed (ROCE), which represents EBIT as a percentage of operating assets. Inter-segment sales and other proceeds are determined at arm's length prices.

For administrative services performed by centrally operated companies or by the Corporation's management, costs are calculated on an arm's length basis as rendered. Where direct allocation is possible, costs are assigned according to the services performed.

The segment assets of the divisions comprise the operating assets before the deduction of the trade accounts payable.

Segment liabilities consist of the trade accounts payable as well as other liabilities and provisions relating to goods and services, but excluding tax liabilities.

Non-cash expenses/income mainly includes the changes in pension provisions apart from contributions made to the associated funds, as well as the at-equity earnings in associates and from disposals of property, plant, and equipment and intangible assets as well as businesses. Capital expenditure relates to additions to property, plant, and equipment, and software.

Regional segments are defined geographically.

In the segment information broken down by region, sales are allocated on the basis of the domicile of the respective customers; in contrast, the capital expenditure and the segment assets are allocated on the basis of the domicile of the respective companies.

in € millions	Dec. 31, 2006	Dec. 31, 2005
Total assets	**10,853.0**	**10,547.7**
less financial assets		
– cash and cash equivalents	571.1	1,273.8
– current and non-current derivatives, interest bearing investments	33.1	72.6
– other financial assets	63.0	13.0
	667.2	**1,359.4**
less income tax receivable		
– deferred tax assets	141.4	98.6
– income tax receivable	29.1	30.2
	170.5	**128.8**
plus discounted bills for trade accounts receivable	28.2	29.5
Segment assets	**10,043.5**	**9,089.0**
less trade accounts payable	1,465.9	1,322.1
Operating assets	**8,577.6**	**7,766.9**
Total liabilities and provisions	6,143.1	6,752.7
less financial liabilities		
– current and non-current indebtedness	1,785.2	1,839.6
– interest payable	15.5	19.5
	1,800.7	**1,859.1**
less income tax liabilities		
– deferred tax liabilities	189.1	159.5
– income tax payable	381.6	340.8
	570.7	**500.3**
Segment liabilities	**3,771.7**	**4,393.3**

34. Earnings per Share

Earnings per share are calculated as shown below:

in € millions/millions of shares	**2006**	**2005**
Net income attributable to the shareholders of the parent	981.9	929.6
Weighted average number of shares issued	146.2	145.6
Earnings per share in €	**6.72**	**6.38**
Net income attributable to the shareholders of the parent	981.9	929.6
Interest savings on convertible bonds, net of taxes	9.3	9.4
Diluted net income attributable to the shareholders of the parent	**991.2**	**939.0**
Weighted average number of shares issued	146.2	145.6
Dilution effect from the potential conversion of options	7.5	7.9
Dilution effect from stock option plans	0.2	0.4
Diluted weighted average number of shares	**153.9**	**153.9**
Diluted earnings per share in €	**6.44**	**6.10**

35. Events after the Balance Sheet Date

As of February 12, 2007, there were no events or developments that could have materially affected the measurement and presentation of individual asset and liability items as of December 31, 2006.

On January 31, 2007, the purchase contract for the acquisition of the English hose manufacturer Thermopol International Ltd, UK, was signed and the purchase concluded. Thermopol fits into the ContiTech Fluid Technology business unit. In 2005/2006, it had sales of approximately €45 million, and a work force of about 500 in the UK, U.S.A., Romania and Korea. The company specializes in producing silicone hoses and mainly supplies commercial vehicle manufacturers as well as customers in non-automotive industries.

36. Auditors' Fees

For fiscal 2006, a total fee of €6.4 million (2004: €5.8 million) was agreed for the worldwide audit of the consolidated financial statements and the related standalone financial statements of the subsidiaries.

The following fees were recognized as an expense specifically for the auditors of Continental AG as appointed at the Annual Shareholders' Meeting:

in € millions	2006	2005
Audit of financial statements	2.8	2.8
Other assurance services	0.1	0.2
Tax advisory services	0.1	0.2
Other services provided to the parent company or its subsidiaries	0.2	0.4

These fees only relate to services directly provided to Continental AG and its German subsidiaries. The auditors as appointed at the Annual Shareholders' Meeting are KPMG Deutsche Treuhand-Gesellschaft AG and its registered offices.

37. Transactions with Related Parties

Remuneration of the Executive Board and the Supervisory Board

The remuneration of the Corporation's key management personnel that must be disclosed in accordance with IAS 24 comprises the remuneration of the active members of the Executive Board and the Supervisory Board.

The remuneration of the active members of the Executive Board was as follows:

in € thousands	2006	2005
Short-term benefits	12,042	8,258
Service cost relating to post-employment benefits	2,143	1,344
Payments on termination of employment contract	111	2,713
Share-based payment	2,056	842

The basic elements of the Executive Board remuneration system and the amounts granted to the Executive Board and the Supervisory Board in the year under review are explained in the Remuneration Report in the Corporate Governance section; reference is made to this in the Management Report.

In 2006, the members of the Executive Board were granted 129.9 thousand (2005: 95.0 thousand) stock options with a fair value of €4.1 million (2005: €2.3 million) at the grant date.

In 2006, no advances or loans were granted to members of Continental AG's Executive Board or Supervisory Board.

Former members of the Executive Board and their surviving dependents received payments totaling €4.5 million (2005: €6.6 million). Provisions for pension obligations for former members of the Executive Board and their surviving dependents amounted to €72.2 million (2005: €74.9 million).

The remuneration paid to the members of the Supervisory Board was as follows:

in € thousands	2006	2005
Short-term benefits	4,330	2,253

No remuneration was paid to Supervisory Board members for any personally rendered services, except for the remuneration of the employee representatives arising from their employment contract.

Moreover, none of the members of the Executive Board or Supervisory Board entered into any reportable transactions with other management personnel holding key positions, or with companies in whose management or supervisory bodies these individuals are represented. This also applies for close members of the families of such individuals.

Transactions with related parties, other than subsidiaries:

in € millions	2006	2005
Income	12.3	42.1
Expenses	17.5	39.4

Income and expenses from transactions between subsidiaries and related parties are attributable solely to the ordinary business activities of the respective company and were conducted on an arm's length basis at standard market terms and conditions. The corresponding amounts receivable or payable to these companies are reported in the balance sheet.

Notice in accordance with the *Wertpapierhandelsgesetz* (WpHG - German Securities Trading Act)
Under section 160 (1) no. 8 of the *Aktiengesetz* (German Stock Corporation Act), we are obliged to reproduce the exact content of the disclosures we received during the fiscal year in accordance with section 21 (1) or (1a) of the *Wertpapierhandelsgesetz*. These disclosures must be made by persons whose share of Continental AG's voting stock directly or indirectly exceeds or falls below 5%, 10%, 25%, 50%, or 75% (and since January 20, 2007: 3%, 15%, 20%, and 30%) through acquisition, disposal, or other means.

Barclays Plc., London, United Kingdom, holds 4.5% of the voting stock in Continental AG indirectly via its direct and second-tier subsidiaries. The company informed us as follows: In its letter dated June 29, 2006, Barclays Plc, London, UK, informed us that the share of voting stock held by Barclays Plc, Barclays Bank Plc, and Barclays Global Investors UK Holdings Limited in Continental AG each fell below the 5% threshold on June 23, 2006 in accordance with sections 21, 22 (1) sentence 1 no. 1 of the WpHG. At this date, the share of voting stock held by Barclays Plc was 4.5%, and that of Barclays Bank Plc was also 4.5%, of which 4.48% was assigned in accordance with section 22 (1) sentence 1 no. 1 of the WpHG. The share of voting stock held by Barclays Global Investors UK Holdings Limited was 4.46% on June 23, 2006.

AXA S.A., Paris, France, informed us through the following disclosures by the date of preparation of the consolidated financial statements that it held directly and indirectly through its subsidiaries 9.72% of Continental AG's voting stock.

In its letter dated November 13, 2006, AXA Investment Managers Deutschland GmbH, Cologne, acting on behalf and in the name of AXA S.A., Paris, France, informed us that AllianceBernstein Corporation, New York, U.S.A., formerly AllianceCapital Management Corporation, New York, U.S.A., is the general partner of AllianceBernstein L.P., formerly AllianceCapital L.P. and that its share of Continental AG's voting stock exceeded the 10% threshold on June 21, 2005 and was 10.05% at this date. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentences 2 and 3 of the WpHG. We were also informed in this letter that the share of voting stock held by Equitable Holdings LLC, New York, U.S.A., also exceeded the threshold of 10% of Continental AG's voting stock on June 21, 2005 and was 10.05% at this date. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentences 2 and 3 of the WpHG.

AXA Investment Managers Deutschland GmbH, Cologne, again acting on behalf of AXA S.A., Paris, France, informed us on January 9, 2007 that

- the share of voting stock held by AllianceBernstein L.P., New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 of the WpHG.

- the share of voting stock held by AllianceBernstein Corporation, New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

- the share of voting stock held by Equitable Holdings LLC, New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

- the share of voting stock held by Equitable Holdings LLC, New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

- the share of voting stock held by AXA Financial Services LLC, New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

- the share of voting stock held by AXA Financial, Inc., New York, U.S.A., fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.52%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

- the share of voting stock held by AXA S.A. Paris, France, fell below the threshold of 10% of Continental AG's voting stock on January 4, 2007 and was now 9.72%. This voting stock had been assigned in accordance with section 22 (1) sentence 1 no. 6 in conjunction with sentence 2 of the WpHG.

In 2006, and up to and including February 12, 2007, the total shareholdings of the Supervisory Board and the Executive Board amounted to less than 1% of the outstanding shares of Continental AG. In 2006, Continental AG disclosed in accordance with section 15a of the WpHG that three members of the Executive Board had acquired and immediately sold a total of 27,420 shares under the 1999 stock option plan, and that a member of the Executive Board had sold 250 shares.

38. German Corporate Governance Code/Declaration in Accordance with Section 161 AktG

The declaration required in accordance with section 161 of the *Aktiengesetz* (German Stock Corporation Act) was issued by the Executive Board and the Supervisory Board on September 29, 2006 and made available to our shareholders on our website at www.conti-online.com.



Networked

Electronic Stability Control (ESC) is a crucial vehicle active safety system. It helps to avert an accident in critical situations by intervening in the engine electronics and brake system to assist the driver in controlling vehicle stability. With our APIA (Active Passive Integration Approach) project, we network active and passive safety elements so that vehicles can prevent accidents and injuries. Our development departments in North America, Europe and Asia are also networked for efficient research and development around the clock.



Supervisory Board

Members of the Supervisory Board of Continental AG

Memberships of other statutory Supervisory Boards and of comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (German Commercial Code):

Companies with no country specified are located in Germany.

Dr. Hubertus von Grünberg, Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich; Deutsche Telekom AG, Bonn; Deutsche Post AG, Bonn (since May 2006); MAN Aktiengesellschaft, Munich; Schindler Holding AG, Hergiswil, Switzerland

Werner Bischoff*, Deputy Chairman
Member of the Executive Board of IG BCE (German Mining, Chemical, and Energy Industrial Union)
Degussa AG, Düsseldorf; RWE Power AG, Cologne; Sanofi-Aventis Deutschland GmbH, Frankfurt/Main; Hoechst GmbH, Frankfurt/Main; Chemie Pensionsfonds AG, Munich

Dr. h.c. Manfred Bodin, Member of various Supervisory Boards
CeWe Color Holding AG, Oldenburg; VHV Holding AG, Hanover

Dr. Diethart Breipohl, Member of various Supervisory Boards
Allianz AG, Munich (until October 13, 2006); Karstadt-Quelle AG, Essen; KM Europa Metal AG, Osnabrück (Chairman); Crédit Lyonnais, Paris, France; EULER & Hermes, Paris, France; Les Assurances Générales de France (AGF), Paris, France; Atos Origin, Paris, France

Michael Deister*, Deputy Chairman of the Works Council for the Stöcken Plant and Deputy Chairman of the Corporate Works Council

Dr. Michael Frenzel, Chairman of the Executive Board of TUI AG
AWD Holding AG, Hanover; AXA Konzern AG, Cologne; E.ON Energie AG, Munich; Hapag-Lloyd AG, Hamburg** (Chairman); Hapag-Lloyd Flug GmbH, Hanover** (Chairman); Norddeutsche Landesbank, Hanover; TUI Deutschland GmbH, Hanover** (Chairman); Volkswagen AG, Wolfsburg; Preussag North America, Inc., Atlanta, Georgia, U.S.A.** (Chairman); TUI China Travel Co., Ltd., Beijing, China**

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel, Honorary Professor at the University of Mannheim
Bayer AG, Leverkusen; DaimlerChrysler Aerospace AG, Munich; EPG AG, Saarbrücken (since May 2006); SMS GmbH, Düsseldorf; Orange SA, Paris, France; Ringier AG, Zofingen, Switzerland; Brambles Industries Ltd., Sydney, Australia

Michael Iglhaut*, Chairman of the Works Council for the Frankfurt Location, Chairman of the Central Works Council of Continental Teves AG & Co. oHG, and First Deputy Chairman of the Corporate Works Council
(Member of the Supervisory Board since March 16, 2006)

Gerhard Knuth*, Former Deputy Chairman of the Works Council for the Gifhorn Plant, Chairman of the Central Works Council of Continental Teves AG & Co. oHG, and First Deputy Chairman of the Corporate Works Council
(Member of the Supervisory Board until March 15, 2006)

Hartmut Meine*, District Manager of IG Metall (Metalworkers' Union) for Lower Saxony and Saxony-Anhalt
KM Europa Metal AG, Osnabrück

Dirk Nordmann*, Chairman of the Works Council for the Vahrenwald Plant, ContiTech Antriebssysteme GmbH

Jan P. Oosterveld, Member of various Supervisory Boards
AtosOrigin S.A., Paris, France; Barco NV, Kortrijk, Belgium; Cookson Group Plc, London, UK; Crucell NV, Leiden, the Netherlands (Chairman since June 2006)

Dr. Thorsten Reese*, Head of Corporate Quality & Environment

Jörg Schönfelder*, Chairman of the Works Council for the Korbach Plant

Jörg Schustereit*, Chairman of the Works Council for the Northeim Plant, ContiTech Transportbandsysteme GmbH

Prof. Dipl.-Ing. Jürgen Stockmar, Managing Director of Magna Education and Research GmbH & Co KG, Oberwaltersdorf, Austria

Fred G. Steingraber, Chairman Board Advisors, U.S.A.
Retired Chairman and CEO, A.T. Kearney, U.S.A.
Elkay Manufacturing, Oak Brook, Illinois, U.S.A.; John Hancock Financial Trends Fund, Boston, Massachusetts, U.S.A.; Maytag Corporation, Newton, Iowa, U.S.A; 3i plc, London, UK

Christian Streiff, Chairman of the Managing Board of PSA Peugeot Citröen, Paris, France
ThyssenKrupp AG, Düsseldorf; Prysmian SpA, Milan, Italy (until February 28, 2007)

Dr. Bernd W. Voss, Member of various Supervisory Boards
Allianz Lebensversicherungs-AG, Stuttgart; Bankhaus Reuschel & Co., Munich (Chairman); Dresdner Bank AG, Frankfurt/Main; Hapag-Lloyd AG, Hamburg; OSRAM GmbH, Munich; Quelle GmbH, Fürth (until April 2006); Wacker Chemie AG, Munich; ABB Ltd., Zurich, Switzerland

Dieter Weniger*, Trade Union Secretary, IG BCE (Union of Mining, Chemical, and Energy Industries)

Erwin Wörle*, Chairman of the Works Council of Conti Temic microelectronic GmbH, Ingolstadt
Conti Temic microelectronic GmbH, Nuremberg** (Deputy Chairman)

Members of the Supervisory Board Committees
1. Chairman's Committee, and Mediation Committee required under section 27 (3) of the *Mitbestimmungsgesetz* (German Co-determination Act)
Dr. Hubertus von Grünberg, Chairman of the Chairman's Committee; Werner Bischoff; Dr. Diethart Breipohl; Gerhard Knuth (until March 15, 2006); Michael Iglhaut (since May 5, 2006)

2. Audit Committee
Dr. Bernd W. Voss, Chairman; Michael Deister; Dr. Hubertus von Grünberg; Dr. Thorsten Reese

* Employee representative
** Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (German Stock Corporation Act)

Executive Board

Members of the Executive Board of Continental AG

List of the positions held by current and former Executive Board members on statutory Supervisory Boards and on comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 of the *Handelsgesetzbuch* (German Commercial Code):

Companies with no country specified are located in Germany.

Manfred Wennemer
Chairman
Passenger and Light Truck Tires Division
Frankfurter Versicherungs-Aktiengesellschaft, Frankfurt/Main (until January 31, 2006); Benecke-Kaliko AG, Hanover* (Chairman); Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; ContiTech AG, Hanover* (Chairman); ContiTech Antriebssysteme GmbH, Hanover*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; ContiTech Schlauch GmbH, Hanover*; ContiTech Techno-Chemie GmbH, Karben*; ContiTech Transportbandsysteme GmbH, Hanover*; ContiTech Vibration Control GmbH, Hanover*; Phoenix AG, Hamburg* (until January 16, 2007)

Dr. Alan Hippe
Finance, Controlling and Law
Hamburg-Mannheimer Versicherungs-AG, Hamburg; Hamburg-Mannheimer Sachversicherungs-AG, Hamburg; ContiTech AG, Hanover*; Phoenix AG, Hamburg* (until January 16, 2007); CG Tire, Inc., Charlotte, North Carolina, U.S.A.*; CGT Referral Resources, Inc., Charlotte, North Carolina, U.S.A.*; Compañia Hulera Euzkadi, S.A. de C.V., Mexico City, Mexico*; Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Automotive Licensing Corp., Charlotte, North Carolina, U.S.A.*; Continental Llantera Potosina, S.A. de C.V., Mexico City, Mexico*; Continental Products Corporation, Charlotte, North Carolina, U.S.A.*; Continental Rubber of America, Corp., Wilmington, Delaware, U.S.A.*; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire de Mexico, S.A. de C.V., Mexico City, Mexico*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tire Servicios, S.A. de C.V., Mexico City, Mexico*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; CTNA Holding Corp., Charlotte, North Carolina, U.S.A.*; Dynagen, Inc., Charlotte, North Carolina, U.S.A.*; Englewood Services, Inc., Charlotte, North Carolina, U.S.A.*; General Tire de Mexico, S.A. de C.V., Mexico City, Mexico*; General Tire International Company, Charlotte, North Carolina, U.S.A.*; The Continental General Tire Foundation, Charlotte, North Carolina, U.S.A.*

Gerhard Lerch
ContiTech Division
Benecke-Kaliko AG, Hanover* (Deputy Chairman); ContiTech Antriebssysteme GmbH, Hanover* (Chairman); ContiTech Luftfedersysteme GmbH, Hanover* (Chairman); ContiTech Schlauch GmbH, Korbach*; ContiTech Techno-Chemie GmbH, Karben*; ContiTech Transportbandsysteme GmbH, Northeim* (Chairman); ContiTech Vibration Control GmbH, Hanover* (Chairman); Stankiewicz GmbH, Adelheidsdorf* (until March 31, 2006); Caucho Tecnica, Santiago, Chile* (Chairman of the Governing Board); ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; IMAS S.A., Volos, Greece* (Chairman of the Governing Board)

Dr. Karl-Thomas Neumann
Automotive Systems Division
SupplyOn AG, Gerlingen-Schillerhöhe; Continental Teves, Inc., Wilmington, Delaware, USA*

Dr. Hans-Joachim Nikolin
Commercial Vehicle Tires
Corporate Quality and Environment
TÜV Nord-Gruppe, Hamburg; Continental Sime Tyre Sdn. Bhd., Petaling Jaya, Malaysia*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; Continental Tyre South Africa (PTY) Limited, Port Elizabeth, South Africa*; Drahtcord Saar GmbH & Co. KG, Merzig; KG Deutsche Gasrußwerke GmbH & Co., Dortmund; Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria* (Chairman)

Thomas Sattelberger
Human Resources
Director of Labor Relations

William L. Kozyra
Deputy Member (since February 22, 2006)
Automotive Systems Division, NAFTA Region
Continental Automotive, Inc., Wilmington, Delaware, U.S.A.*; Continental Teves, Inc., Wilmington, Delaware, U.S.A.*; Continental Tire North America, Inc., Charlotte, North Carolina, U.S.A.*; ContiTech North America, Inc., Wilmington, Delaware, U.S.A.*; Temic Automotive of North America, Inc., Auburn Hills, Michigan, U.S.A.*
(all since October 1, 2006)

* Consolidated companies pursuant to section 100 (2) of the *Aktiengesetz* (German Stock Corporation Act)

Corporation – Ten-Year Review

		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Balance sheets											
Non-current assets[1]	€ millions	5,877.9	5,193.8	4,953.9	4,835.0	5,102.2	5,424.4	4,718.6	4,485.0	4,179.6	1,797.7
Current assets[2]	€ millions	4,975.1	5,353.9	4,742.0	3,463.5	3,094.9	3,570.2	2,896.6	2,918.8	2,586.1	2,112.6
Total assets	€ millions	10,853.0	10,547.7	9,695.9	8,298.5	8,197.1	8,994.6	7,615.2	7,403.8	6,765.7	3,910.3
Shareholders' equity (excl. minority interests)	€ millions	4,470.8	3,574.2	2,706.2	1,983.2	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1	1,232.3
Minority interests	€ millions	239.1	220.8	231.0	151.4	92.2	101.4	145.7	142.4	174.5	149.5
Total equity, (incl. minority interests)	€ millions	4,709.9	3,795.0	2,937.2	2,134.6	1,807.4	1,648.1	1,989.8	1,903.0	1,503.6	1,381.8
Equity ratio[3]	in %	43.4	36.0	30.3	23.9	20.9	17.2	24.2	23.8	19.6	31.5
Capital expenditure[6]	€ millions	805.0	871.8	703.0	625.8	620.0	740.8	715.2	625.6	461.5	308.5
Net indebtedness	€ millions	1,181.0	493.2	881.1	1,168.6	1,899.0	2,601.1	2,017.9	1,712.8	1,919.0	283.4
Gearing ratio	in %	25.1	13.0	30.0	58.9	110.7	168.2	109.4	97.3	144.4	23.0
Statements of income											
Sales	€ millions	14,887.0	13,837.2	12,597.4	11,534.4	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2	5,719.4
Share of foreign sales	in %	67.6	65.8	66.8	67.0	68.4	70.4	68.9	68.6	66.4	67.4
Cost of sales[4]	in %	75.3	74.6	75.0	76.5	78.2	82.8	75.6	74.5	70.0	67.9
Research and development expenses[4]	in %	4.5	4.3	4.2	4.3	4.3	4.1	4.1	4.1	4.0	4.0
Selling expenses[4]	in %	5.7	6.1	6.2	6.2	6.4	6.3	11.1	11.6	14.4	16.0
Administrative expenses[4]	in %	3.0	3.1	3.1	3.3	3.4	3.6	3.7	3.8	4.6	5.3
EBITA	€ millions	1,601.9	1,507.1	1,157.4	855.2	694.3	32.8	533.0	607.3	397.7	321.7
EBITA[4]	in %	10.8	10.9	9.2	7.4	6.1	0.3	5.3	6.7	5.9	5.6
Personnel expenses	€ millions	3,175.2	3,054.3	3,011.7	2,681.8	2,650.2	2,867.8	2,580.8	2,387.7	1,937.1	1,751.5
Depreciation and amortization[5]	€ millions	699.6	741.8	667.2	603.1	670.3	891.3	654.7	576.5	395.7	306.8
Net income attributable to the shareholders of the parent	€ millions	981.9	929.6	716.2	314.0	226.0	-257.6	204.7	234.7	138.2	164.5
Employees (annual average)	thousands	81.6	81.1	73.7	66.5	65.1	67.0	63.5	62.6	50.2	44.8

[1] Up to 2003, this item was comprised of all items that were primarily long-term, i.e., fixed assets, investments, and other primarily long-term assets.

[2] Up to 2003, this item included all items that were primarily current assets.

[3] Since 2004, this item has included the minority interests.

[4] As a percentage of sales; as of 2001, selling expenses comprise only the functional selling and logistics costs, plus IT costs.

[5] Excluding write-downs of investments.

[6] Capital expenditure on property, plant, equipment and software.

The information for fiscal years since 2004 has been reported in accordance with IFRS, for the years 1998 to 2003 in accordance with U.S. GAAP, and for the years prior to 1998 in accordance with the Handelsgesetzbuch (German Commercial Code).

Glossary of Financial Terms

Asset-backed securitization program. Under such programs, trade accounts receivable are pooled for each country and sold to financing companies, who refinance the purchase by issuing commercial paper.

Capital lease. Under a capital lease, the lessor transfers the investment risk to the lessee. This means that the lessor bears only the credit risk and any agreed services. The lessee is the beneficial owner of the leased asset. Capital leases are characterized by a fixed basic term during which the lease may not be terminated by the lessee.

Continental Value Contribution (CVC) represents the absolute amount of additional value created, and the Delta CVC represents the change in absolute value creation over the prior year. Value is created when the actual return (ROCE) exceeds the required minimum. The required minimum return is derived from the weighted average cost of capital (WACC) for the Continental Corporation. CVC is measured by subtracting the minimum return from the actual ROCE and multiplying the net difference by the operating assets as of the balance sheet date. This change in the absolute contribution, measured by Delta CVC, allows us to monitor the extent to which management units generate value-creating growth or employ resources efficiently.

Currency swap. Swap of principal and interest payable or receivable in one currency into similar terms in another currency. Often used when issuing bonds for which the issuing currency is not the local currency of the issuer.

Defined Benefit Obligation (DBO). DBO is defined as the present value of all vested and unvested benefits calculated on the basis of estimated salary levels at retirement. The only actuarial method that may be used to calculate the DBO is the projected unit credit method. DBO is the same as PBO (projected benefit obligation).

Derivative financial instruments. Transactions used to manage interest rate and/or currency risks.

Dividend payout ratio. The dividend payout ratio is the ratio between the dividend for the fiscal year and the earnings per share.

EBIT. Earnings Before Interest and Taxes. EBIT represents the results of operations. Since 2002, when the amortization of goodwill was discontinued, EBITA has been equal to EBIT.

EBITA. EBIT before scheduled goodwill amortization.

FAS Financial Accounting Standards. The accounting standards or amendments issued by the FASB.

FASB Financial Accounting Standards Board. The authority that defines the financial accounting standards for U.S. GAAP.

Gearing ratio. The gearing ratio represents the net indebtedness divided by total equity, expressed as a percentage.

Hedging. Securing a transaction against risks, such as fluctuations in exchange rates, by entering into an offsetting hedge transaction, typically in the form of a forward contract.

IAS International Accounting Standards. The accounting principles formerly issued by the IASB, which are still applicable in some cases.

IASB International Accounting Standards Board. The authority that defines the International Financial Reporting Standards.

IFRIC International Financial Reporting Interpretations Committee. Committee that reviews and determines appropriate treatment of accounting issues within the context of current IFRS and IAS.

IFRS International Financial Reporting Standards. The accounting standards issued by the IASB.

Interest rate cap. An interest rate cap sets an upper limit for a variable interest rate in relation to a notional debt amount. To the extent that the variable interest due on the underlying debt exceeds the cap amount, the holder of the cap receives income as compensation in the amount of the difference to the cap. An up-front premium is paid as consideration for the cap.

Interest rate swap. An interest rate swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Net indebtedness. The net amount of interest-bearing liabilities and cash and cash equivalents as recognized in the balance sheet as well as the market values of the derivative instruments.

Operating assets. Operating assets include the assets as reported in the balance sheet with discounted trade bills added back, excluding cash and cash equivalents, short and long-term derivative instruments, deferred tax assets and income tax receivable, and less trade accounts payable.

Operating lease. A form of lease that is largely similar to rental. Leased assets are recognized in the lessor's balance sheet and capitalized.

Rating. Standardized indicator for the international finance markets that assesses and classifies the credit-worthiness of a debtor. The classification is the result of an economic analysis of the debtor by specialist rating companies.

ROCE. Return On Capital Employed. We define ROCE as the ratio of EBIT to operating assets as of the balance sheet date.

SIC. Standing Interpretation Committee (predecessor to the IFRIC).

US GAAP. United States Generally Accepted Accounting Principles. subdivided into binding and guiding principles.

Weighted Average Cost of Capital (WACC). The WACC represents the weighted average cost of the required return on equity and net interest-bearing *liabilities*.



Front page Infrared sensor for driver assist systems



Pages 4/5 HDL1 Superdrive truck tire



Pages 22/23 Conti SYNCHROCHAIN high-performance timing belt



Pages 42/43 Brake caliper for the ATE high-performance brake kit



Pages 72/73 Heatable hose modules for SCR technology



Pages 88/89 Self-Supporting Runflat tire (SSR)



Pages 160/161 Electronic Stability Control (ESC)

Financial Calendar

2007	
Financials Press Conference	February 22
Analyst Conference	February 22
Interim Report as of March 31, 2007	May 2
Annual Shareholders' Meeting	April 24
Interim Report as of June 30, 2007	August 1
Interim Report as of September 30, 2007	October 31

2008	
Financials Press Conference	February
Analyst Conference	February
Interim Report as of March 31, 2008	May
Annual Shareholders' Meeting	April 25
Interim Report as of June 30, 2008	August
Interim Report as of September 30, 2008	November

Information

This Annual Report is also published in German. The financial statements of Continental Aktiengesellschaft are also available in English and German.

If you wish to receive copies of any of these reports, please contact:
Continental AG, Corporate Communications
P.O. Box 169, 30001 Hanover, Germany
Phone: +49 511 938-1146, Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

The entire Annual Report and the interim reports are available on the Internet at www.conti-online.com

Acknowledgements

Published by:
Continental Aktiengesellschaft, Hanover
Corporate Communications

Concept:
brunsmiteisenberg werbeagentur, Hanover
Design:
:kr Büro für visuelle Kommunikation, Munich
Printing, processing:
BWH, Hanover
Photos:
Manfred Zimmermann, Hanover

END

Continental Aktiengesellschaft, P.O.Box 169, 30001 Hanover, Germany
Vahrenwalder Straße 9, 30165 Hanover, Germany
Phone +49 511 938-01, Fax +49 511 938-81770, mailservice@conti.de, www.conti-online.com